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Amedisys Home Health Services



2006 Annual Report

Revenue Up 42%

Net Income Up 27%

Amedisys Enters Three New States and Ends 2006 with 24% More Sites

Point of Care Roll Out Increases Efficiency

Fortune Magazine Ranks Amedisys seventh on List of "100 Fastest-Growing Companies"

Financial Highlights—*Amedisys 2006*

Year Ended December 31,	2006	2005	2004
Net Service Revenue	$ 541,148	$ 381,558	$ 227,089
Operating Income	$ 65,656	$ 50,102	$ 33,378
Net Income	$ 38,255	$ 30,102	$ 20,504
Net Income per Diluted Common Share	$ 1.72	$ 1.41	$ 1.14
Weighted Average Common Shares Outstanding - Diluted	22,289	21,293	18,057
Stockholders' Equity	$ 364,007	$ 192,599	$ 148,473

(Amounts in thousands, except Per Share Data)

Dear Fellow Stockholders:

The home health industry expenditures exceed $60 billion on an annual basis, with home nursing accounting for the largest single segment of this industry at over $46 billion. Medicare is the largest single payor for home nursing, accounting for more than $16 billion of total spending within this segment, which is expected to increase to more than $27 billion by 2010. In addition, the hospice industry grew to an estimated $10 billion in expenditures in 2006. We foresee that both industry segments will continue to grow and evolve as the demographics of the aging American population, who consume the vast majority of these services, continue to increase. Amedisys is well positioned to meet the growing demands of the increasing Medicare patient population in both home nursing and hospice. As a result of our initiatives to meet such growth, we were successful in achieving record financial results and in maintaining the leading market position in the home health services industry in 2006.

In 2006, ***Fortune* Magazine ranked Amedisys seventh on its "100 Fastest Growing Companies"** list, which demonstrates that our vision has been successful, and we believe this trend will continue. For the year ended December 31, 2006, **our revenues reached $541 million, which is a 42 percent increase** from the previous year. **Net income also grew 27 percent to $38 million** and earnings per diluted share rose by 22 percent. In fact, for the past three consecutive years our revenues, operating income, net income, and earnings per diluted share have each grown by over 20 percent.

In addition, from an operational perspective, 2006 was a banner year for our company. During this time, we grew our total Medicare admissions by 31 percent, which was the result of both our internal growth rate and acquisitions. At the same time, we experienced a **24 percent increase in our number of operating sites and entered into three new states**, which was primarily the result of 38 agency start-ups that were initiated during the year. This growth trend continues into 2007, and as of March 31, 2007, we operated 290 locations, 273 of which were home nursing agencies, across 19 states predominately located in the Southern and Southeastern United States.

Additionally, we continued to invest in information technology and real-time management and monitoring capabilities. This investment has allowed us to standardize the assessment and delivery of care throughout our markets and monitor the status of the patients we serve through our **innovative Point of Care ("PoC") system.** Sixty percent of our operating sites have been converted to this technology as of the first quarter of 2007. The PoC system consists of tablet PCs that are utilized by our visiting staff to document patient information, which is electronically uploaded into our proprietary operating system. The PoC system enhances the accuracy of patient information, further improves our compliance controls, and provides the most efficient transfer of data for our back office functions. Our PoC initiative, coupled with our "Encore" nurse call center and our evidence-based, best practice clinical algorithms solidifies our position as a disease management provider.

These initiatives are in pursuit of our objective: To be the leading provider of high-quality, low-cost home health services in each of our markets. I am proud to report that we are making great strides in realizing this objective. Our ongoing progress in this area can be measured by both our clinical outcomes and financial achievements.

Our quality initiatives have resulted in Amedisys obtaining above industry average outcomes in all 10 performance-monitoring categories established by the Centers for Medicare and Medicaid Services within the markets we serve. This accomplishment is unprecedented given that our patient population is more chronic in nature and has a greater acuity than the average Medicare home health patient.

Looking forward, Amedisys will continue to focus on caring for the more demanding portion of Medicare patients, which represents approximately 36 percent of the total Medicare population who utilize 85 percent of the Medicare resources. Our disease management strategies, in combination with our community based approach, position Amedisys well to manage the escalating costs of caring for this fragile segment of the population. We believe that our proprietary technology and use of evidence-based, best practice clinical algorithms enhanced by our "Encore" nurse call center is the right prescription for caring for the chronic, co-morbid population.

Clearly, 2006 has been an exceptional year for Amedisys. As we celebrate our 25th anniversary in 2007, I am reminded that our greatest competitive strength lies in our employees who individually and collectively make it possible for us to carry out our mission of providing cost-effective, quality health care services to the patients entrusted to our care. We believe our culture of hard work, passion for service, and core values are what truly differentiate us from our competition. My sincerest appreciation goes out to our employees for all the successes achieved by the company in 2006. I also want to thank our fellow stockholders for their continued support, and look forward to discussing with you our expected future successes throughout the coming year.

Sincerely,



William F. Borne
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-24260

AMEDISYS, INC.
(Exact name of registrant as specified in its charter)


SEC MAIL
PROCESSING
RECEIVED
MAY 9 2007
WASH. D.C.
160
SECTION

Delaware	**11-3131700**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

5959 S. Sherwood Forest Blvd.
Baton Rouge, Louisiana 70816
(Address of principal executive offices, including zip code)

(225) 292-2031 or (800) 467-2662
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, par value $0.001 per share	**The NASDAQ Stock Market LLC**
(Title of each class)	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark whether the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant, based on the last sale price as quoted by the NASDAQ Global Select Market on June 30, 2006 was $608,719,025. For purposes of this determination shares beneficially owned by officers, directors and ten percent stockholders have been excluded, which does not constitute a determination that such persons are affiliates.

As of February 7, 2007, registrant had 25,826,828 shares of Common Stock outstanding.

Documents incorporated by reference: Registrant's definitive Proxy Statement for its 2007 Annual Meeting of Stockholders to be filed pursuant to the Securities Exchange Act of 1934 is incorporated herein by reference into Part III hereof (Items 10, 11, 12, 13, 14).

TABLE OF CONTENTS

A copy of our Form 10-K as filed with the Securities and Exchange Commission, including all exhibits, is available on our website at www.amedisys.com under the tab "Investors."


Amedisys
Home Health Services

5959 S. Sherwood Forest Blvd.
Baton Rouge, Louisiana 70816
(225) 292-2031 or (800) 467-2662
email: investor@amedisys.com

April 18, 2007

Dear Fellow Stockholder:

You are cordially invited to our 2007 Annual Meeting of Stockholders on June 7, 2007 at 4:00 p.m., Central Time, at our corporate office, 5959 S. Sherwood Forest Blvd., Baton Rouge, Louisiana. We look forward to updating you on developments at Amedisys.

It is important that your shares be represented at the Annual Meeting. We hope you will come to the Annual Meeting in person, but whether you do, and regardless of the number of shares you own, please mark, sign and mail the enclosed proxy in the envelope provided. Matters to be covered at the meeting are explained in detail in the attached Notice of Annual Meeting of Stockholders and Proxy Statement.

Sincerely,

William F. Borne
Chairman and Chief Executive Officer


Amedisys
Home Health Services

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date: Thursday, June 7, 2007

Time: 4:00 p.m., Central Time

Place Amedisys, Inc. Corporate Headquarters
5959 S. Sherwood Forest Blvd.
Baton Rouge, Louisiana 70816

Proposals:

1. To elect six directors to the Board of Directors of Amedisys, Inc. (the "Company"), each to serve a one-year term expiring at the latter of the 2008 annual meeting of the Company's stockholders or upon his successor being elected and qualified.
2. To consider and vote upon a proposal to amend the Company's Certificate of Incorporation to increase the total number of authorized shares of the Company's Common Stock from 30,000,000 shares to 60,000,000 shares.
3. To consider and ratify an amendment adopted by the Board of Directors to the Company's Employee Stock Purchase Plan that increases the number of shares of Common Stock authorized for issuance under the plan from 1,333,333 shares to 2,500,000 shares.
4. To transact such other business as may properly come before the meeting or any adjournment thereof.

Who can vote: Stockholders of record at the close of business on April 9, 2007 (the "Record Date").

How you can vote: You may vote your proxy by marking, signing and dating the enclosed proxy card and returning it as soon as possible using the enclosed envelope. Stockholders who received their proxy card through an intermediary (such as a broker) must deliver it in accordance with the instructions given by such intermediary.

Who may attend: Any stockholder of record as of the Record Date may attend the meeting. Upon arrival to the meeting, you will be required to register and present government-issued photo identification, such as your driver's license, state identification card or passport. If your shares are registered in the name of a bank, brokerage firm or other nominee and you plan to attend the meeting, bring your statement of account showing evidence of ownership as of the Record Date.

BY ORDER OF THE BOARD OF DIRECTORS

William F. Borne
Chairman and Chief Executive Officer

April 18, 2007

YOUR VOTE IS IMPORTANT

Whether you own one share or many, your prompt cooperation in voting your proxy is greatly appreciated.


Amedisys
Home Health Services

5959 S. Sherwood Forest Blvd.
Baton Rouge, Louisiana 70816

PROXY STATEMENT

Annual Meeting of Stockholders of the Company to be held on June 7, 2007

Some Questions You May Have Regarding this Proxy Statement

Q: Why am I receiving these materials?

A: We are furnishing this Proxy Statement in connection with the solicitation of proxies by our Board of Directors to use at our Annual Meeting of Stockholders (the "Meeting") to be held as indicated in the accompanying notice. This Proxy Statement and the accompanying form of proxy are first being mailed to you on or about May 7, 2007.

Q: Who may vote at the Meeting?

A: We have fixed the close of business on April 9, 2007, as the date for determining who is entitled to vote at the Meeting. As of that date, there were 25,944,056 shares of our Common Stock outstanding and entitled to be voted at the Meeting. You may cast one vote for each share of Common Stock held by you on April 9, 2007 on all matters presented at the Meeting.

Q: What proposals will be voted on at the Meeting?

A: There are three proposals to be considered and voted on at the Meeting:

- To elect six directors to our Board of Directors, each to serve a one-year term expiring at the latter of the 2008 annual meeting of stockholders or upon his successor being elected and qualified.
- To consider and vote upon a proposal to amend our Certificate of Incorporation to increase the total number of authorized shares of our Common Stock from 30,000,000 shares to 60,000,000 shares.
- To consider and ratify an amendment adopted by our Board of Directors to our Employee Stock Purchase Plan that increases the number of shares of Common Stock authorized for issuance under the plan from 1,333,333 shares to 2,500,000 shares.

We will also consider other business that properly comes before the Meeting in accordance with Delaware law and our Bylaws.

Q: How does our Board of Directors recommend that I vote?

A: Please see the information included in this Proxy Statement relating to the proposals to be considered and voted on at the Meeting. Our Board of Directors unanimously recommends that you vote:

- **"FOR"** each of the nominees to our Board of Directors.
- **"FOR"** the proposal to amend our Certificate of Incorporation to increase the total number of authorized shares of our Common Stock from 30,000,000 shares to 60,000,000 shares.

- **"FOR"** ratifying the amendment to our Employee Stock Purchase Plan that increases the number of shares of Common Stock authorized for issuance under the plan from 1,333,333 shares to 2,500,000 shares.

Q: What constitutes a quorum?

A: The presence in person or by proxy of holders of a majority of our Common Stock is needed for a quorum at the Meeting. Abstentions and broker non-votes will be counted towards a quorum.

Q: What is required to pass each proposal? What if I do not vote or abstain? How are broker non-votes counted?

A: Directors are elected by a plurality of the votes cast at the Meeting. The proposed amendment to our Certificate of Incorporation must be approved by a majority of the outstanding shares of our Common Stock, and the ratification of the amendment to our 1998 Employee Stock Purchase Plan must be approved/ratified by holders of a majority of the shares of our Common Stock present at the Meeting.

Abstentions and broker non-votes will have no effect on the election of directors. Abstentions and broker non-votes will have the effect of a vote against the proposed amendments to our Certificate of Incorporation and Employee Stock Purchase Plan.

Our Board of Directors has named William F. Borne, our Chief Executive Officer and Chairman, and Larry R. Graham, our President and Chief Operating Officer, as official proxy holders. They will vote all proxies, or record an abstention or withholding, in accordance with the directions on the proxy. If no contrary direction is given, all shares will be voted as recommended by our Board of Directors. For beneficial stockholders, your broker or nominee may not be permitted to exercise voting discretion with respect to certain matters to be acted upon. If you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be considered present and entitled to vote with respect to those matters. Shares represented by such "broker non-votes," however, will be counted in determining whether a quorum is present.

All shares represented by properly executed proxies, unless previously revoked, will be voted at the Meeting as you direct. IF YOU GIVE NO DIRECTION, THE SHARES WILL BE VOTED:

- **FOR** THE ELECTION OF THE PERSONS NAMED HEREIN;
- **FOR** THE PROPOSED AMENDMENT TO OUR CERTIFICATE OF INCORPORATION;
- **FOR** RATIFYING THE PROPOSED AMENDMENT TO OUR 1998 EMPLOYEE STOCK PURCHASE PLAN; AND
- IN THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER BUSINESS TO COME BEFORE THE MEETING.

Q: How do I vote?

A: If your shares are registered directly in your name with our transfer agent, American Stock Transfer, you are considered a stockholder of record with respect to those shares. If you are a record holder, this Proxy Statement and the accompanying proxy card are being sent to you directly by Broadridge Financial Services, Inc. Please carefully consider the information contained in this Proxy Statement and, whether or not you plan to attend the Meeting, complete, date, sign and return the accompanying proxy card promptly so that we can be assured of having a quorum present at the Meeting and so that your shares may be voted in accordance with your wishes, even if you later decide not to attend the Meeting. To vote at the Meeting, please bring the enclosed proxy card, or vote using the ballot provided at the Meeting.

If, like most of our stockholders, you hold your shares in street name through a broker, bank or other nominee rather than directly in your own name, you are considered the beneficial owner of those shares, and this Proxy Statement is being forwarded to you together with a voting instruction card. To vote at the Meeting, beneficial owners will need to contact the broker, trustee or nominee that holds their shares to obtain a "legal proxy" to bring to the Meeting.

Q: May I revoke my proxy after I have delivered my proxy?

A: You may revoke your proxy at any time before it is voted by filing with our Corporate Secretary a written revocation or duly executed proxy with a later date. Your proxy will be considered revoked if you attend the Meeting and vote in person. If you are a beneficial stockholder, you must contact your brokerage firm or bank to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the Meeting.

Q: If my shares are held in street name by my broker, will my broker vote my shares for me?

A: Your broker will only vote your shares if the proposal is a matter upon which your broker has discretion to vote (such as the election of directors) or if you provide instructions on how to vote by following the instructions provided to you by your broker.

Q: Who will bear the cost for soliciting votes for the Meeting?

A: We will bear the cost of soliciting proxies. In addition to the use of mail, our directors, officers and regular employees may solicit proxies in person or by telephone or other means. These persons will not be compensated for the solicitation but may be reimbursed for out-of-pocket expenses. We have also made arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward this material to the beneficial owners of our Common Stock, and we will reimburse them for their reasonable out-of-pocket expenses.

Q: Who will count the votes?

A: We have hired a third party, Broadridge Financial Services, Inc., to judge voting, be responsible for determining whether or not a quorum is present and tabulate votes cast by proxy at the Meeting.

Q: Where can I find voting results of the Meeting?

A: We will announce preliminary voting results at the Meeting and publish final results in our Quarterly Report on Form 10-Q for the second quarter of 2007 (a copy of which will be available on our website at www.amedisys.com) or in an earlier-filed Current Report on Form 8-K.

DISSENTERS' RIGHTS

Under Delaware law, our stockholders are not entitled to dissenters' or appraisal rights in connection with the matters to be considered and voted upon at the Meeting.

EXECUTIVE OFFICERS

Biographical information about our Executive Officers can be found in Part III, Item 10 of our Annual Report on Form 10-K on file with the Securities and Exchange Commission (the "SEC").

ELECTION OF DIRECTORS

Nominees

Our Bylaws provide that the number of directors will be determined by our Board of Directors, which has set the maximum number of directors at six persons and which has nominated the six persons named below for election at the Meeting. All of the nominees currently serve as directors. Each person elected will serve until the next annual meeting of stockholders and until his successor has been duly elected and has qualified. Although our Board of Directors does not contemplate that any of the nominees will be unable to serve, if such a situation arises before the Meeting, the persons named in the enclosed Proxy will vote for the election of such other person(s) as may be nominated by our Board of Directors.

Our Board of Directors maintains a Nominating and Governance Committee to recommend to our Board of Directors all director nominees, and stockholders who wish to recommend a person for consideration as a director nominee should follow the procedures described below under the heading "Nomination Process." Our Board of Directors selected the nominees for election at this Meeting upon the unanimous recommendation of the members of the Nominating and Governance Committee.

Nominees for election to our Board of Directors must possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to our stockholders, provide effective oversight of our management and monitor our adherence to principles of sound corporate governance. In identifying candidates for membership on our Board of Directors, the Nominating and Governance Committee takes into consideration a number of factors, including: (i) relevant career experience, relevant technical skills, industry knowledge and experience and financial expertise; (ii) individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, independence of thought and the ability to work collegially; and (iii) the extent to which the candidate would fulfill a present need on our Board of Directors.

The Nominating and Corporate Governance Committee regularly assesses the appropriate size of our Board of Directors, and whether any vacancies on our Board of Directors are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee will consider various potential candidates who may come to the attention of the Committee through current board members, professional search firms, stockholders or other persons. Each candidate brought to the attention of the Nominating and Governance Committee, regardless of who recommended such candidate, is considered on the basis of the criteria set forth above.

Certain information about the nominees is set forth below:

Name	Age	Served as a Director Since
William F. Borne	49	1982
Ronald A. LaBorde	50	1997
Jake L. Netterville	68	1997
David R. Pitts	67	1997
Peter F. Ricchiuti	49	1997
Donald A. Washburn	62	2004

William F. Borne. Mr. Borne founded Amedisys, Inc. in 1982 and has been Chief Executive Officer and Chairman of our Board of Directors since then. He is also a member of the Board of Directors of Business First Bank of Louisiana.

Ronald A. LaBorde. Mr. LaBorde manages personal investments, which include non-public, operating companies, and provides management consulting services to various companies. Prior to March 2007, he was a principal of Miller-LaBorde, LLC, an insurance agency that specialized in supplemental employee benefits. From

1995 to May 2003, Mr. LaBorde was President and Chief Executive Officer of Piccadilly Cafeterias, Inc., a publicly traded retail restaurant business. Mr. LaBorde was appointed our Lead Director in February 2003.

Jake L. Netterville. Mr. Netterville was the Managing Partner of Postlethwaite & Netterville, a professional accounting corporation, from 1977 to 1998 and has since been Chairman of its Board of Directors. Mr. Netterville is a certified public accountant, has served as Chairman of the Board of Directors of the American Institute of Certified Public Accountants, Inc. ("AICPA") and is a permanent member of the AICPA's Governing Council. Mr. Netterville was appointed Chairman of the Audit Committee of our Board of Directors in February 2003.

David R. Pitts. Mr. Pitts has been President and CEO of Pitts Management Associates, Inc. ("PMA") since 1981 and Chairman and CEO of PMA since 1999. PMA is a national hospital and healthcare management and consulting firm. Mr. Pitts has over forty years experience in hospital operations, healthcare planning and multi-institutional organizations, and has served in executive capacities in a number of hospitals, multi-hospital systems and medical schools. He also serves as Chairman of the Board of Directors of Business First Bank of Louisiana and Chair of the Church Pension Group in New York City and is a member of the North American Advisory Board of Sodexho and the Healthcare Advisory Board of Clark Consulting. He is certified in hospital and healthcare administration and is a Fellow of the American College of Healthcare Executives. Mr. Pitts is Chairman of the Compensation Committee of our Board of Directors.

Peter F. Ricchiuti. Mr. Ricchiuti has been Assistant Dean and Director of Research of BURKENROAD REPORTS at Tulane University's A. B. Freeman School of Business since 1993, and a Clinical Professor of Finance at Tulane since 1986. Mr. Ricchiuti is Chairman of the Investment Committee of our Board of Directors.

Donald A. Washburn. Mr. Washburn, a private investor for over five years, currently serves as a director on the boards of the following publicly traded companies: (i) LaSalle Hotel Properties, a real estate investment trust; (ii) The Greenbrier Companies, Inc., a manufacturer and lessor of rail cars and barges; and (iii) Key Technology, Inc., which designs and manufactures process automation systems for the food processing and industrial markets. He also serves on several private company boards. Mr. Washburn is Chairman of the Nominating and Governance Committee of our Board of Directors.

THE BOARD RECOMMENDS THAT YOU VOTE ***FOR*** THE ELECTION OF THE PERSONS NAMED ABOVE.

Nomination Process

Stockholders may suggest a nominee for consideration by the Nominating and Governance Committee by sending the following information to our Corporate Secretary, c/o 5959 S. Sherwood Forest Blvd., Baton Rouge, Louisiana 70816, who will forward the information to the Chairman of the Committee:

- Name, mailing address and telephone number of the stockholder;
- The suggested nominee's name, mailing address and telephone number;
- A statement whether the suggested nominee knows that his or her name is being suggested by the stockholder, and whether he or she has consented to being suggested and is willing to serve;
- The suggested nominee's resume or other description of his or her background and experience; and
- The stockholder's reasons for suggesting that the individual be considered.

A stockholder of record who does not wish to follow the foregoing procedure but who wishes instead to nominate directly one or more persons for election to our Board of Directors must comply with the procedures established by our Bylaws. Under our Bylaws, the nomination of persons for election to our Board of Directors may be made only:

- Pursuant to our notice of annual meeting;
- By or at the direction of our Board of Directors; or
- By any stockholder of record (at the time that notice is required to be given in accordance with our Bylaws) who is entitled to vote at the annual meeting and who complies with the notice procedures in our Bylaws.

Our Bylaws provide that for nominations to be properly brought before a meeting by a stockholder, the stockholder must have delivered a written notice to our Corporate Secretary at our principal executive offices not later than the close of business on the 60th day and not earlier than the close of business on the 90th day before the first anniversary of the preceding year's annual meeting; except that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day before such annual meeting and not later than the close of business on the later of the 60th day before such annual meeting or the 10th day following the day on which we first make a public announcement of the date of such meeting. The notice must set forth:

- As to each person whom the stockholder proposes to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act") (including such person's written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected); and
- As to the stockholder giving the notice or the beneficial owner, if any, on whose behalf the nomination is made (i) the name and address of such stockholder, as they appear on our books, and of such beneficial owner and (ii) the number of shares of our Common Stock which are owned beneficially and of record by such stockholder and such beneficial owner.

Board Committees and Meetings

Our Board of Directors held five in-person and seven telephonic meetings in 2006. Our Board of Directors maintains Audit, Compensation and Nominating and Governance Committees that are all comprised solely of all independent directors. Our Board of Directors also maintains an Investment Committee comprised of independent directors. Each Committee operates under a written charter adopted by our Board of Directors. Each Board committee meets in person on or around the date of each in-person Board meeting. The Investment Committee did not meet formally during 2006, but did take action by unanimous written consent, as permitted by Delaware law. All director nominees recommended by our Board of Directors for election at our 2006 annual meeting of stockholders were nominated by the unanimous vote of our independent directors. Each director attended at least 75% of the total number of Board meetings and Committee meetings on which he served during 2006, with the exception of Mr. Pitts, who attended 66.6% of the total Board meetings held during 2006.

Audit Committee

The Audit Committee's responsibilities are covered by its charter, a copy of which appears on the Corporate Governance sub-page of our website, specifically: http://www.amedisys.com/committees.cfm. Its responsibilities include hiring and supervising the work of our independent auditor and our Vice President of Internal Audit and overseeing our financial reporting process, internal controls and legal and regulatory compliance.

The Audit Committee is comprised of Jake L. Netterville (Chairman), Ronald A. LaBorde, David R. Pitts, Peter F. Ricchiuti and Donald A. Washburn. Our Board of Directors has determined that each member of the Audit Committee meets the definition of an "independent director" as defined by applicable SEC rules and

NASDAQ Marketplace Rules 4200(a)(15) and 4350(d)(2)(A) and that Messrs. Netterville and LaBorde qualify as "audit committee financial experts" as defined by Item 407(d)(5) of SEC Regulation S-K and NASDAQ Marketplace Rule 4350(d)(2)(A).

Compensation Committee

The Compensation Committee reviews and acts on compensation levels and benefit plans for our executives, approves director compensation and approves the issuance of stock options and nonvested stock and other equity-based awards under our stock option plans. The Compensation Committee is comprised of David R. Pitts (Chairman), Peter F. Ricchiuti, Jake L. Netterville, Ronald A. LaBorde and Donald A. Washburn. Our Board of Directors has determined that each member of the Compensation Committee meets the definition of an "independent director" as defined by applicable SEC rulemaking, NASDAQ Marketplace Rule 4200(a)(15) and Section 162(m) of the Internal Revenue Code. The Compensation Committee may not delegate any of its authority with respect to approving the compensation (including equity-based compensation) of our directors and Executive Officers. The Committee may delegate its authority to approve awards of equity-based compensation to persons other than our directors and Executive Officers to our Chief Executive Officer. A copy of the Compensation Committee's charter appears on the Corporate Governance sub-page of our website, specifically: http://www.amedisys.com/committees.cfm.

Nominating and Governance Committee

The Nominating and Governance Committee, formed in October 2004, recommends to our Board of Directors all nominees for election to our Board of Directors. The Nominating and Governance Committee also provides assistance to our Board of Directors in the annual evaluations of our Board of Directors and the review and consideration of corporate governance practices. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the definition of an "independent director" as defined by applicable SEC rules and NASDAQ Marketplace Rule 4200(a)(15). The Nominating and Governance Committee is comprised of Donald A. Washburn (Chairman), David R. Pitts, Jake L. Netterville, Ronald A. LaBorde and Peter F. Ricchiuti. A copy of the Nominating and Governance Committee's charter appears on the Corporate Governance sub-page of our website, specifically: http://www.amedisys.com/committees.cfm.

Investment Committee

The Investment Committee, originally formed in October 2004 and dissolved in July 2005, was reconstituted in July 2006. It is comprised of Peter F. Ricchiuti (Chairman) and Ronald A. LaBorde. The Investment Committee monitors our cash investments for investment quality, risk and rate of return consistent with established cash investments policy guidelines. The Committee did not meet formally during 2006 but took action by written consent.

Lead Director

Ronald A. LaBorde is Lead Director. The Lead Director performs the following functions: consulting with the Chairman regarding Board and Committee meeting agendas, maintaining dialogue with executive management and presiding over executive sessions with non-management directors.

Board Independence, Communication & Attendance at Annual Stockholders Meeting

Our Board of Directors has determined that all directors other than Mr. Borne are "independent" under the director independence requirements of The NASDAQ Stock Market, LLC. The independent directors meet in executive session on a regular basis in connection with each in-person Board meeting without any management or non-independent directors present. Mr. LaBorde presides over these executive sessions as Lead Director.

Stockholders who would like to submit the name of a person for consideration as a director nominee should address any communication to our Corporate Secretary in accordance with the procedures described under the heading "Nomination Process."

We do not have a formal policy regarding attendance by Board members at the annual stockholders meeting because management is available at the meeting to field questions from stockholders in attendance. Historically, we have had low stockholder attendance at our annual stockholders meetings. Two directors attended the 2006 annual meeting of stockholders. Stockholders who wish to communicate with our Board of Directors should address their communications to our Corporate Secretary, who is responsible for promptly disseminating such communications to our Board of Directors.

Code of Ethical Business Conduct

Our Board of Directors has also adopted a Code of Ethical Business Conduct that is applicable to all our directors, officers and employees, including our Executive Officers. The Code is available on the "Investors" section of our website, www.amedisys.com, using the link entitled "Pledge to our Stockholders." The purpose of the Code is to, among other things, deter wrongdoing and promote: honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in our filings with the SEC and in public communications; compliance with applicable laws, rules and regulations; the prompt internal reporting of violations and accountability.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and Executive Officers, and persons who own more than ten percent of our Common Stock to file reports of ownership and changes of ownership with the SEC. Copies of all filed reports are required to be furnished to us. Based solely on the reports received by us, we believe all such persons complied with all applicable filing requirements during 2006.

STOCK OWNERSHIP

The following table shows beneficial ownership of our Common Stock as of April 9, 2007, unless otherwise indicated, by (i) each person known by us to beneficially own more than five percent of our Common Stock in accordance with Rule 13d-3 under the Exchange Act, (ii) each of our directors and director nominees, (iii) each executive officer named in the Summary Compensation Table below (our "Executive Officers"), as well as our newly-appointed interim Chief Financial Officer, Dale E. Redman, and (iv) all of our directors and Executive Officers as a group. Except as noted below, the persons named have sole voting and investment power with respect to all shares of Common Stock.

Name	Shares Beneficially Owned	Percent of Voting Power
5% Stockholders		
Lord, Abbett & Co., LLC[1]	3,476,173	13.4%
Directors[2]		
Ronald A. LaBorde	77,936	*
Jake L. Netterville	87,339	*
David R. Pitts	86,006	*
Peter F. Ricchiuti	53,966	*
Donald A. Washburn	34,887	*
Executive Officers[9]		
William F. Borne[3]	490,415	*
Larry R. Graham[4]	253,817	*
Dale E. Redman[5]	10,000	*
Alice A. Schwartz	3,047	*
Jeffrey D. Jeter	31,300	*
Donald Loverich, Jr.[6]	13,334	*
Gregory H. Browne[7]	2,198	*
John F. Giblin[8]	42	*
All Executive Officers and Directors as a Group (13 Persons)	**1,144,287**	**4.4%**

(*) Less than one percent.

(1) Based upon such holder's Schedule 13 G filed with the SEC on February 14, 2007. The address for Lord, Abbett & Co., LLC is 90 Hudson Street, Jersey City, NJ 07302.

(2) Included in the "Shares Beneficially Owned" column for each of our directors are 2,667 shares of nonvested stock, 100% of which will vest on July 1, 2007.

(3) Includes 20,000 shares held in trust for his minor children (sole investment and voting power for these shares are vested in a third party trustee), 20,000 shares owned by his wife over which she has sole voting and investment power and 7,210 shares of nonvested stock (50% of which will vest on June 21, 2007 and 50% of which will vest on June 21, 2008).

(4) Includes 10,624 shares owned jointly with his wife over which they share voting and investment power, 22,223 shares of nonvested stock (33.34% of which will vest on October 29, 2007 and 33.33% of which will vest on each of October 29, 2008 and October 29, 2009) and 4,444 shares of nonvested stock (50% of which will vest on February 17, 2008 and 50% of which will vest on February 17, 2009).

(5) Mr. Redman became our interim Chief Financial Officer on February 21, 2007.

(6) Mr. Loverich was appointed Principal Accounting Officer and Treasurer as of June 7, 2006. From the period of June 7, 2006 through November 17, 2006, he also served as our interim Principal Financial Officer. On May 1, 2007, in connection with his resignation effective April 30, 2007 and in accordance with his Severance Agreement dated March 8, 2007, Mr. Loverich will forfeit 6,667 of the total 13,334 outstanding shares of nonvested stock previously awarded to him. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new vesting schedule effective May 1, 2007 and are expected to vest fully on April 30, 2008 during which time period he will serve as a consultant to us.

(7) Mr. Browne served as our Chief Financial Officer until the effective date of his resignation on June 7, 2006.

(8) Mr. Giblin was appointed as our Chief Financial Officer as of October 23, 2006. He resigned as our Chief Financial Officer effective as of February 21, 2007.

(9) Includes shares that the named persons have, or will have within 60 days, the right to acquire pursuant to stock options, as follows: Mr. Borne, 149,601 shares; Mr. Graham, 121,238 shares; Mr. Redman, zero shares, Mr. Loverich, zero shares; Ms. Schwartz, 1,779 shares; Mr. Jeter, 28,002 shares; Mr. Browne, zero shares; Mr. Giblin, zero shares; Mr. LaBorde, 71,009 shares; Mr. Netterville 75,076 shares; Mr. Pitts, 75,076 shares; Mr. Ricchiuti, 41,336 shares; and Mr. Washburn, 13,334 shares.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion & Analysis ("CD&A") outlines the company's Executive Officer compensation philosophy, objectives and processes. It explains how the company makes executive compensation decisions, the data it uses and its reasoning behind the decisions that are made.

Following the CD&A are tables and other information that explain the compensation for the company's Executive Officers. It includes a section detailing potential compensation for the company's Executive Officers following terminations of employment under several different situations.

These tables and narratives are required under the new SEC executive compensation disclosure rules and assist us in communicating the company's compensation plans to the company's stockholders.

Compensation Philosophy

The company's compensation philosophy extends to all employees, including Executive Officers, and is designed to align employee and stockholder interests. The philosophy's objective is to pay fairly based upon the employee's position, experience and performance. Employees may be rewarded through additional compensation when the company meets or exceeds targeted business objectives. Generally, under the company's compensation philosophy, as an employee's level of responsibility increases, a greater portion of his or her total potential compensation becomes contingent upon annual performance.

The principles of the company's compensation philosophy are described below:

- *Market-driven.* Compensation programs are structured to be competitive both in their design and in the total compensation that they offer.

- *Stockholder-aligned.* All full-time employees have some portion of their incentive compensation aligned with the company's financial performance.

- *Performance-based.* All full-time employees have some portion of their incentive compensation linked to a combination of company, operating unit, and/or individual performance. The application of performance measures as well as the form of the reward may vary depending on the employee's position and responsibilities. A formal performance evaluation process is used to objectively assess individual performance.

- *Values-oriented.* The company's values guide and support the design and administration of its compensation programs. Individual performance is measured by taking into consideration both end results and the extent to which the employee conducts business in accordance with the company's values.

Review of Executive Officer Compensation

The Compensation Committee reviews each Executive Officer's compensation on a regular basis to ensure that it is consistent with the company's compensation philosophy as described above. In 2006, the Committee directly engaged an independent outside compensation consultant (Pearl Meyer & Partners) to provide an analysis of the company's Executive Officer compensation program. The analysis included a review of the company's Executive Officers' compensation and considered many dimensions, including the company's compensation philosophy, program structure, competitors' practices, etc. The review also included an assessment of current company and competitor compensation levels and incentive opportunities.

The Compensation Committee recognizes that the company's Executive Officers have made an extraordinary contribution to the company's recent growth and, as a result, recently determined that the company needed to restructure compensation programs to encourage retention and further excellent performance. In 2006, the Compensation Committee acted by increasing the base salaries for William Borne, Chairman and Chief Executive Officer, and Larry Graham, President and Chief Operating Officer. In addition, the Committee has and will continue to use nonvested stock and/or restricted stock units as a primary retention and incentive tool to align the interests of the company's senior executives with those of its stockholders.

Executive Officers

Executive compensation disclosure rules require the company to report compensation for its Principal Executive Officer ("PEO"), its Principal Financial Officer ("PFO") and its next three highest paid executives. In 2006, the company had three individuals serve as PFO. Therefore, the company has reported the compensation for seven individuals: Mr. Borne (the PEO), the three PFOs, and the next three highest paid executives.

During 2006, the company's PFOs were Greg Browne, who served as PFO through June 7, 2006 when he resigned as Chief Financial Officer, Donald Loverich, who served as interim PFO through November 17, 2006 and, for the remainder of 2006, John Giblin.

Components of Compensation—Executive Officers

The company's Executive Officers are compensated through the following four components:

- Base Salary
- Annual Incentive Compensation
- Long-Term Incentives (stock-based awards)
- Benefits

These components provide a balanced mix of base compensation and compensation that is contingent upon each Executive Officer's individual performance and return to all shareholders. A goal of the compensation program is to provide Executive Officers with a reasonable level of security through base salary and benefits, while rewarding them through incentive compensation to achieve business objectives and create stockholder value. As discussed above, the Compensation Committee wants to ensure that the company's compensation programs are appropriately designed to encourage Executive Officer retention and motivation to create stockholder value.

The percentage that each compensation component bears to the total has been weighted toward variable performance-based compensation. Base salaries, benefits and incentive compensation opportunities are generally targeted between the median and 75th percentile of general survey market data derived from indices covering these same components for healthcare service companies and other publicly traded companies of comparable size. These targets are viewed as appropriate by the Compensation Committee given the outstanding performance of the executive team during the past five years and the competition for executive talent in the industry.

Base Salaries

Base salaries are targeted to be competitive when compared to the salary levels of persons holding similar positions in other healthcare service companies and other publicly traded companies of comparable size. The Committee also considers each Executive Officer's respective responsibilities, experience, expertise and individual performance.

During 2006, the Committee reviewed the base salaries for William Borne, the Chairman and Chief Executive Officer, and Larry Graham, the President and Chief Operating Officer, and, based on a Pearl Meyer & Partners survey, determined that their salaries were significantly below the market median. On October 26, 2006, the Committee increased Mr. Borne's annual base salary from $400,000 to $650,000, which was retroactively effective as of April 1, 2006. Mr. Graham's annual base salary was adjusted from $315,230 to $425,000, effective October 28, 2006.

Other Executive Officers received annual salary increases effective November 3, 2006 as follows: Alice Ann Schwartz's annual base salary was adjusted from $150,000 to $200,000, Jeffrey Jeter's annual base salary was adjusted from $105,538 to $140,000 and Donald Loverich's annual base salary was adjusted from $150,000 to $185,000.

On February 21, 2007, Dale E. Redman was appointed the company's interim Chief Financial Officer. He also serves as the company's Principal Financial and Accounting Officer. Under the terms of his employment agreement, he receives a base salary of $300,000 per year.

Effective April 1, 2007, Mr. Jeter's annual base salary was adjusted from $140,000 to $155,000.

Annual Bonus

The annual bonus program is designed to reward management, including Executive Officers. The bonus amounts that are paid depend on the company's results for the year under consideration and the individual employee's performance. The terms and conditions that the Compensation Committee uses to determine bonus amounts can vary from year to year, thus essentially making such awards discretionary in nature.

In recognition of each Executive Officer's and the company's performance during fiscal year 2006, in the first quarter of 2007, the Compensation Committee approved a bonus for William Borne equal to 100% of his base salary, a bonus for Larry Graham equal to 75% of his base salary and a bonus for Donald Loverich, Jeffrey Jeter, John Giblin and Alice Ann Schwartz equal to 50% of their respective base salaries. Except for Mr. Graham (whose bonus award exceeded his stated potential bonus opportunity), the bonus awarded was equal to 100% of each Executive Officer's potential bonus opportunity, as defined in their respective employment agreements. Mr. Giblin's bonus was prorated based on the portion of year he was employed.

Long-Term Incentives

Long-term incentives are used to balance the short-term focus of the annual bonus program with performance over multi-year periods. The company's compensation philosophy places greater emphasis on variable compensation, including long-term incentives, than fixed compensation, such as base salary and benefits, which is consistent with the company's goal of aligning the interests of its employees with those of its stockholders.

The Company believes that grants of equity-based compensation:

- Enhance the link between the creation of stockholder value and long-term executive incentive compensation;
- Provide focus, motivation and retention incentive; and
- Provide competitive levels of total compensation.

Prior to 2006, the company granted stock options and, in limited circumstances, nonvested stock to Executive Officers. The Compensation Committee believes that stock option grants provided and continue to provide incentives for all participants by further aligning their interests with those of the company's stockholders, since the participants benefit only through increases in stock price.

Beginning in 2006, the Compensation Committee decided that time vesting and performance vesting nonvested stock or restricted stock units ("RSUs") also provided an efficient long-term incentive instrument for Executive Officers. RSUs are a promise to pay actual shares of our Common Stock at a later date. The company made limited nonvested stock grants in 2006 to certain Executive Officers, as reflected in the tables below. Although the Compensation Committee has no plans to issue stock options in the near future and expects to continue to issue nonvested stock or RSUs as part of its long-term incentive compensation philosophy, it has not adopted a formal policy eliminating its ability to issue stock options and may issue stock options in the future if such issuances would be beneficial to the company. The Compensation Committee reviews the survey market data described above and considers the advice of its outside compensation consultant in determining the appropriate number of nonvested shares and/or RSUs to issue to each Executive Officer.

Treatment of Dividends on Nonvested Stock

Dividends are paid with respect to shares of nonvested stock concurrently with the payment of dividends to other stockholders. Dividends paid in Common Stock or in rights to acquire Common Stock are added to and become a part of the nonvested stock. However, such dividend shares are also subject to the same vesting schedule as the shares of nonvested stock to which they pertain.

The company has historically not paid cash dividends. On December 4, 2006, the company implemented a four-for-three split of its Common Stock, effective for stockholders of record as of November 27, 2006, in the form of a 33 1/3% stock dividend.

Benefits

In addition to cash and equity compensation programs, Executive Officers participate in the retirement, health and welfare benefit programs generally available to other employees. In a few limited circumstances, the company provides other benefits to Executive Officers. For example, as further detailed in the tables below, the company owns two automobiles that William Borne and Larry Graham use both for personal and business purposes. The company pays for the insurance and maintenance for these two automobiles. In addition, the company reimburses Mr. Borne up to $2,500 per year for accounting services related to his personal income tax statement preparation. Finally, in 2006, the company paid certain commuting costs and living expenses associated with John Giblin's and Donald Loverich's relocation to the Baton Rouge metropolitan area. All Executive Officers receive paid vacation and paid company holidays.

All Executive Officers are eligible to participate in the company's 401(k) plan on the same basis as other company employees. All company employees are automatically enrolled at a contribution rate of 3% of their base salary on the first day of the month following their employment date if they do not submit a waiver form. Eligible employees are permitted to defer between 1% and 90% of their salary on a pre-tax basis through bi-weekly payroll deductions. The company matches $0.75 of each $1.00 of each employee's contribution up to the first 6% of his or her salary with the company's Common Stock on a quarterly basis. Plan participants are permitted to diversify out of the company's Common Stock at any time; however, in the case of each Executive Officer, this must be done in a quarterly trading window when the Executive Officer is not in possession of material, non-public information about the company.

The company maintains an aircraft to efficiently transport its employees to its multiple operating locations, many of which are not accessible via direct flight from its corporate headquarters in Baton Rouge, Louisiana. Executive Officers do not use the corporate aircraft for non-business activities.

All Executive Officers are eligible to participate in the company's Executive Deferred Compensation Plan except Dale Redman, who will become eligible to participate in the plan on January 1, 2008. The purpose of the plan is to provide each participant with an opportunity to defer receipt of a portion of his or her base salary, bonus and other specified types of cash compensation in accordance with his or her individual personal tax planning goals. Only certain highly-compensated upper-management level employees are eligible to participate in the plan. In the discretion of the Compensation Committee, the company may make contributions to the plan on behalf of Executive Officer participants. For example, on March 9, 2007, we elected to make a $25,000 discretionary contribution to Alice Ann Schwartz under the plan, which has an associated vesting period of seven years.

Stock Ownership

One of the stated Core Beliefs of the company (as distributed to all employees upon hire) is to "Encourage all Amedisys employees to be stockholders." All Executive Officers are informally encouraged to follow this Core Belief as an example to other employees and to align their interests with the interests of the company's stockholders. In furtherance of this objective, many Executive Officers participate in the company's Employee Stock Purchase Plan, including William Borne, Larry Graham, Jeffrey Jeter and Alice Ann Schwartz. Dale Redman, our interim Chief Financial Officer, is not eligible to participate in the plan as of the date of this Proxy Statement but will become eligible after the filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which is expected to occur in late April 2007. Eligible employees may elect to contribute on an after-tax basis between 1% and 15% of their annual pay through regular payroll deductions to purchase Common Stock; provided, however, that an employee may not contribute more than $25,000 to the plan pursuant to Internal Revenue Service restrictions. Shares are purchased at a 15% discount of the market value of the company's Common Stock at the close of business on the last day of each fiscal quarter.

Employment Agreements

Effective April 5, 2005, William Borne entered into a three-year employment agreement with the company. The agreement provides for automatic one-year extensions of his employment term unless he or the company provides written notice of termination six months before the expiration of the term. The agreement also provides that, in the discretion of the Compensation Committee, he is eligible for an annual bonus in an amount up to 100% of his base salary then in effect for the applicable year and annual long-term equity incentive awards at an amount equal to the median market for comparable awards to chief executive officers of other companies as determined by the Compensation Committee. Under the terms of his employment agreement, any long-term equity incentive awards granted to him shall have a three-year vesting period.

Effective February 1, 2000, Larry Graham entered into an employment agreement with the company of indefinite duration. Under the terms of the agreement, Mr. Graham is guaranteed minimum yearly base salary increases and is eligible to receive annual bonus of up to $90,000 (which may exceed such amount in the discretion of the Compensation Committee) if the company attains or exceeds the operating income (loss) as presented in the budget approved by the company's Board of Directors for that fiscal year and if he meets certain performance based criteria, as determined from time-to-time by the Compensation Committee.

Effective October 26, 2006, Alice Ann Schwartz and Jeffrey Jeter entered into employment agreements with us of indefinite duration. Under the terms of their respective agreements, they are eligible for an annual bonus of up to 50% of their base salary. They are eligible to receive long-term equity-based incentive compensation in an amount to be determined in the discretion of the Compensation Committee.

Effective, February 21, 2007, Dale Redman entered into an employment agreement with the company. Under the terms of his agreement, he is eligible for an annual bonus of up to 50% of his base salary. Upon hire, in accordance with his agreement, he received 10,000 shares of nonvested stock that vest in one-third increments on each of the third, fourth and fifth anniversaries of the effective date of his employment. Thereafter, also in accordance with his agreement, he shall receive 5,000 shares of nonvested stock on each of the second, third and fourth anniversaries, respectively, of the date of his employment. These shares will also vest on the third, fourth and fifth anniversaries, respectively, of the date that they were granted.

Greg Browne, Donald Loverich and John Giblin each previously had employment agreements with the company that were later terminated, as described below. Their respective agreements were in substantially in the same format as Jeffrey Jeter's and Alice Ann Schwartz's agreements, as described above.

Under the terms of their respective employment agreements, all Executive Officers are named as covered participants under the company's directors' and officers' liability insurance policy and may be indemnified by the company in accordance with the indemnification policies covering members of the company's senior management.

Additional information regarding the Executive Officers' respective employment agreements can be found below under the headings "Post-Termination Payments" and "Potential Payments upon Termination or Change-in-Control," below.

Post-Termination Payments

The employment agreements for each Executive Officer contain provisions entitling each Executive Officer to receive severance benefits for certain qualifying terminations, as described under "Potential Payments upon Termination or Change-in-Control," below. These triggers for severance payments were selected in order to permit these key employees to focus on the interests of the company and its stockholders without undue concern for their personal job security. In return for severance benefits, Executive Officers are bound by certain non-compete, non-solicitation, confidentiality and non-disclosure covenants as defined in their agreements. The Compensation Committee believes that the agreements provide assurance that the company's business interests will be appropriately protected upon the termination of employment of an Executive Officer.

Under their respective employment agreements, Executive Officers have the right to receive certain "double trigger" change-in-control payments, meaning that payments are made only if the Executive Officer suffers a qualifying termination of employment within a certain period following the change-in-control. The payments are based on specified multiples of the Executive Officers' respective base salaries, as further explained below.

Upon a change-in-control or upon their earlier death, disability or retirement, the shares of Common Stock held by Executive Officers through the company's 401(k) Plan and Employee Stock Purchase Plan would receive the same treatment as the shares of Common Stock held under such plans by non-Executive Officer employees.

Consulting Arrangements

Upon his resignation on June 7, 2006, Greg Browne entered into an Amended and Restated Supplemental Employment Agreement with the company, under which he was employed by the company in a consulting capacity until October 31, 2006. During the consulting period, he received on a monthly basis 100% of his monthly salary in effect on his resignation date. He provided the following consulting services to the company during the Transition Period: (a) he was expected to be available on an as-needed, "on call" basis to answer questions posed to him by the company's Chief Executive Officer, Chief Operating Officer, Chief Accounting Officer or their respective designees and (b) he was expected to be available, upon reasonable notice, on an as-needed basis, to provide consulting services relating to the transition of his former job responsibilities as Chief Financial Officer to his successor(s). At the end of the consulting period, the company paid Mr. Browne three months salary as severance. Mr. Browne forfeited 22,223 outstanding, unvested stock option grants in connection with his resignation.

On March 8, 2007, Donald Loverich entered into a severance agreement with the company. Under the terms of this agreement, from April 30, 2007, the effective date of his resignation, until May 1, 2008, he will receive 100% of his monthly salary on a bi-monthly basis for providing certain consulting services to the company. Similar to the consulting arrangement for Mr. Browne, Mr. Loverich will be expected to be available: (a) on an as-needed, "on call" basis to answer questions posed to him by the company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or their respective designees and (b) upon reasonable notice, on an as-needed basis, to provide consulting services relating to the transition of his former job responsibilities as Principal Accounting Officer to his successors. Mr. Loverich will forfeit 6,667 of the 13,334 outstanding shares of nonvested stock previously awarded to him. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new vesting schedule as of May 1, 2007 and are expected to vest fully on April 30, 2008.

In approving both consulting arrangements, the Compensation Committee determined that ensuring a smooth transition of Greg Browne's and Don Loverich's former job functions to their respective successors by ensuring their availability to answer questions and perform other advisory services was in the best interests of the company and its stockholders.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors of Amedisys, Inc. has reviewed and discussed the Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement on Schedule 14A.

Members of the Compensation Committee:

David R. Pitts (Chairman)
Ronald A. LaBorde
Jake L. Netterville
Peter F. Ricchiuti
Donald A. Washburn

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed of the directors listed as signatories to the above report, none of whom has ever been an officer of us or any of our subsidiaries.

Role of Compensation Consultants and Management in Recommending Executive Compensation Levels

The Compensation Committee makes all decisions regarding Executive Officer Compensation. In 2006, the Compensation Committee retained the services of Pearl Meyer & Partners to assist with its review of the compensation package for our Chief Executive Officer and other Executive Officers. In addition, Pearl Meyer & Partners assisted the Committee with several special compensation-related projects, including identifying trends in executive and non-employee director compensation and assisting with the preparation of this Proxy Statement. Pearl Meyer & Partners does not provide any other services to the company.

The Committee retains Pearl Meyer & Partners directly, although in carrying out assignments, Pearl Meyer & Partners also interacted in certain capacities with our management-level employees. Pearl Meyer & Partners' interaction with management was limited to obtaining feedback regarding its work product. Feedback was requested to confirm alignment of their recommendations with our business strategy, to confirm historical data and to address other factual questions, prior to presenting to the Committee.

The Committee often requests our Chief Executive Officer to be present at Committee meetings where executive compensation and company performance are discussed and evaluated. Our Chief Executive Officer is free to provide insight, suggestions or recommendations regarding executive compensation if present during these meetings or at other times. However, only independent Committee members are allowed to vote on matters related to Executive Officer compensation.

The Committee meets with our Chief Executive Officer to discuss his own compensation package, but, ultimately, all decisions regarding his compensation are made solely based upon the Committee's deliberations. The Committee makes decisions regarding the compensation of our other Executive Officers after considering recommendations from our Chief Executive Officer.

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid to or earned by our PEO, by all persons who served in the capacity of PFO and by our other Executive Officers during the year ended December 31, 2006. For additional information on the compensation summarized below and other benefits, please refer to "Compensation Discussion and Analysis," above.

2006 SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Stock Awards ($) (1)**	**Option Awards ($) (2)**	**Non-Equity Incentive Plan Compensation ($)**	**Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)**	**All Other Compensation ($) (3)**	**Total ($)**
William F. Borne Chief Executive Officer	2006	$582,701 [4]	$650,000 [5]	$108,329	$ —	$ —	$ —	$ 9,728	$1,350,758
Larry R. Graham President and Chief Operating Officer	2006	364,855 [9]	425,000 [10]	210,415	114,065	—	—	1,752	1,116,087
Alice A. Schwartz Chief Information Officer	2006	169,803 [11]	122,962 [12]	—	95,109	—	—	4,507	392,381
Jeffrey D. Jeter Chief Compliance Officer/ Senior Vice President	2006	124,935	70,000	—	19,393	—	—	5,622	219,950
Donald Loverich, Jr. Principal Accounting Officer and Treasurer/Senior Vice President[13]	2006	155,385	97,500	49,910 [14]	—	—	—	10,932 [15]	313,727
Gregory H. Browne Chief Financial Officer[16]	2006	207,675	—	—	75,953 [17]	—	—	63,340 [18]	346,968
John F. Giblin Chief Financial Officer[6]	2006	51,923	14,178 [7]	27,293 [8]	—	—	—	8,569	101,963

(1) The amounts in column (e) reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, in accordance with Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)") of awards pursuant to our 1998 Stock Option Plan and thus may include amounts from awards granted in and prior to 2006. Assumptions used in the calculation of these amounts are included in note 7 to our audited financial statements for the year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 20, 2007.

(2) The amounts in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, in accordance with SFAS No. 123(R) of awards pursuant to our 1998 Stock Option Plan and thus may include amounts from awards granted in and prior to 2006.

(3) The amount shown in column (i) reflects for each Executive Officer:

- the matching contributions made by us to each Executive Officer pursuant to our 401(k) Benefit Plan;
- the cost attributable to consulting services paid to certain Executive Officers subsequent to their effective resignation date;
- the cost attributable to personal use of company-provided automobiles by certain Executive Officers;
- the cost attributable to certain company-paid commuting costs and other company-paid living expenses for certain Executive Officers; and
- other miscellaneous costs.

(4) Mr. Borne elected to defer $378,756 of the amount reflected in column (c) under our Nonqualified Deferred Compensation Plan.

(5) Mr. Borne elected to defer $487,500 of the amount reflected in column (d), which was paid on March 15, 2007, under our Nonqualified Deferred Compensation Plan.

(6) Mr. Giblin was appointed as our Chief Financial Officer as of October 23, 2006.

(7) Mr. Giblin was paid the amount reflected in column (d) on March 9, 2007.

(8) On February 23, 2007, in connection with his resignation, Mr. Giblin forfeited 100% (or 13,334 shares) of the outstanding nonvested stock previously awarded to him.

(9) Mr. Graham elected to defer $104,521 of the amount reflected in column (c) under our Nonqualified Deferred Compensation Plan.

(10) Mr. Graham elected to defer $212,500 of the amount reflected in column (d), which was paid on March 9, 2007, under our Nonqualified Deferred Compensation Plan.

(11) Ms. Schwartz elected to defer $67,921 of the amount reflected in column (c) under our Nonqualified Deferred Compensation Plan.

(12) Ms. Schwartz elected to defer $97,962 of the amount reflected in column (d), which was paid on March 9, 2007, under our Nonqualified Deferred Compensation Plan. We also elected to make a $25,000 discretionary contribution to Ms. Schwartz under our Nonqualified Deferred Compensation Plan, which has an associated vesting period of seven years. We also paid Ms. Schwartz a $30,000 bonus in 2006 for services related to 2005. However, due to the fact that this amount would have been recorded as a 2005 bonus under newly adopted compensation disclosure rules, we have excluded this bonus amount from the table above.

(13) Mr. Loverich was appointed Principal Accounting Officer and Treasurer as of June 7, 2006. From the period of June 7, 2006 through November 17, 2006, he also served as our interim Principal Financial Officer.

(14) On May 1, 2007, in connection with his resignation effective April 30, 2007, Mr. Loverich will forfeit 6,667 of the total 13,334 outstanding shares of nonvested stock previously awarded to him. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new vesting schedule effective May 1, 2007 and are expected to vest fully on April 30, 2008 during which time period he will serve as a consultant to us.

(15) The amount shown in column (i) for Mr. Loverich consists of $4,107 in costs attributable to certain company-paid living expenses and $6,825 related to company matching contributions made pursuant to our 401(k) Benefit Plan.

(16) Mr. Browne served as our Chief Financial Officer until the effective date of his resignation on June 7, 2006.

(17) Mr. Browne forfeited 22,223 outstanding, unvested stock option awards in connection with his resignation.

(18) The amount shown in column (i) for Mr. Browne consists of $59,625 in severance paid in connection with consulting services that were provided from June 7, 2006 through October 31, 2006 and $3,715 related to matching contributions made pursuant to our 401(k) Benefit Plan.

GRANTS OF PLAN-BASED AWARDS

The following table summarizes all grants of plan-based awards during the year ended December 31, 2006 to all persons who served in the capacity of PFO and to our other Executive Officers during such year. For additional information on the plan-based award grants summarized below, please refer to "Compensation Discussion and Analysis," above.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#) (1)	(#)	($ /Sh)	($)(2)
William F. Borne	—	$ —	$ —	$ —	—	—	—	—	—	$ —	$ —
Larry R. Graham	7/3/2006	—	—	—	—	—	—	6,667 (4)	—	—	191,500
Alice A. Schwartz	—	—	—	—	—	—	—	—	—	—	—
Jeffrey D. Jeter	—	—	—	—	—	—	—	—	—	—	—
Donald Loverich, Jr.	7/1/2006	—	—	—	—	—	—	13,334 (5)	—	—	382,300
Gregory H. Browne	—	—	—	—	—	—	—	—	—	—	—
John F. Giblin	10/23/2006	—	—	—	—	—	—	13,334 (3)	—	—	418,100

(1) The amounts shown in column (i) reflect the number of shares of nonvested stock granted to each of our Executive Officer pursuant to our 1998 Stock Option Plan.

(2) The amounts shown in column (l) reflect the grant date fair value of nonvested stock awards under SFAS No. 123(R) granted to each of our Executive Officers. Generally, the grant date fair value is the amount that we would expense in our financial statements over the vesting period of the award.

(3) On February 23, 2007, in connection with his resignation, Mr. Giblin forfeited 100% (or 13,334 shares) of the outstanding nonvested stock previously awarded to him.

(4) 2,223 shares of the total 6,667 shares vested on February 17, 2007. The remaining 4,444 shares of nonvested stock will vest in equal increments on February 17, 2008 and February 17, 2009.

(5) On May 1, 2007, in connection with his resignation effective April 30, 2007, Mr. Loverich will forfeit 6,667 of the total 13,334 outstanding shares of nonvested stock previously awarded to him. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new vesting schedule effective May 1, 2007 and are expected to vest fully on April 30, 2008.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William F. Borne	26,666	—	—	$ 4.05	12/31/2012	7,210	$236,993	—	$ —
	54,887	—	—	11.29	12/31/2013	—	—	—	—
	68,048	—	—	24.39	12/31/2014	—	—	—	—
Larry R. Graham	4,444	—	—	4.05	1/2/2013	22,223	730,470	—	—
	27,444	—	—	12.16	1/31/2013	6,667	219,144	—	—
	66,667	—	—	22.67	10/28/2014	—	—	—	—
	22,683	11,341	—	22.58	1/31/2015	—	—	—	—
Alice A. Schwartz	1,777	1,779	—	13.58	2/25/2014	—	—	—	—
	8,890	8,889	—	19.43	8/31/2014	—	—	—	—
Jeffrey D. Jeter	6,667	—	—	5.40	4/30/2011	—	—	—	—
	1,334	—	—	4.05	1/2/2013	—	—	—	—
	4,444	2,223	—	13.58	2/25/2014	—	—	—	—
	13,334	—	—	21.89	1/13/2015	—	—	—	—
Donald Loverich, Jr. ...	—	—	—	—	—	13,334	438,289		
Gregory H. Browne[(2)] ..	—	—	—	—	—	—	—	—	—
John F. Giblin	—	—	—	—	—	13,334	438,289	—	—

(1) Stock option awards become exercisable in equal installments over the vesting term of each applicable award. Generally, the vesting period of stock option awards range from eighteen months to three-year periods, with the exception of those issued under contractual arrangements that specify otherwise. In all cases, the contractual term of each grant of stock option awards is a ten-year period.

(2) Mr. Browne forfeited 22,223 outstanding unvested options in connection with his resignation on June 7, 2006.

VESTING SCHEDULE—OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)
	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Vesting Schedule of Unexercised Options	Option Exercise Price ($)	Number of Shares or Units of Stock That Have Not Vested (#)	Vesting Schedule of Number of Shares or Units of Stock That Have Not Vested
William F. Borne	26,666	—	100% on 1/1/2003	$ 4.05	7,210	33% on each of 6/21/2006, 2007 and 2008
	54,887	—	100% on 1/1/2004	11.29	—	—
	68,043	—	100% on 1/1/2005	24.39	—	—
Larry R. Graham	4,444	—	33% on each of 1/2/2004, 2005 and 2006	4.05	22,223	33% on each of 10/29/2007, 2008 and 2009
	27,444	—	33% on each of 8/1/2004, 2/1/2005 and 8/1/2005	12.16	6,667	33% on each of 2/17/2007, 2008 and 2009
	66,667	—	100% on 10/29/2004	22.67	—	—
	22,683	11,341	33% on each of 2/1/2006, 2007 and 2008	22.58	—	—
Alice A. Schwartz	1,777	1,779	33.3% on each of 2/26/2005, 2006 and 2007	13.58	—	—
	8,890	8,889	33.3% on each of 9/1/2005, 2006 and 2007	19.43	—	—
Jeffrey D. Jeter	6,667	—	50% on 10/31/2001; 33% on each of 4/20/2002 and 10/31/2002	5.40	—	—
	1,334	—	33% on each of 1/2/2004, 2005 and 2006	4.05	—	—
	4,444	2,223	33% on each of 2/26/2005, 2006 and 2007	13.58	—	—
	13,334	—	100% on 1/14/2005	21.89	—	—
Donald Loverich, Jr.	—	—	—	—	13,334 (2)	
Gregory H. Browne[3]	—	—	—	—	—	—
John F. Giblin	—	—	—	—	13,334 (1)	

(1) On February 23, 2007, in connection with his resignation, Mr. Giblin forfeited 100% (or 13,334 shares) of the outstanding nonvested stock previously awarded to him. The original vesting schedule of the nonvested shares was 33% on each of 10/23/2009, 2010 and 2011.

(2) On May 1, 2007, in connection with his resignation effective April 30, 2007, Mr. Loverich will forfeit 6,667 of the total 13,334 outstanding shares of nonvested stock previously awarded to him. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new schedule effective May 1, 2007 and are expected to vest fully on April 30, 2008 during which time period he will serve as a consultant to us. The original vesting schedule of the nonvested shares was 33% on each of 7/1/2009, 2010 and 2011.

(3) Mr. Browne forfeited 22,223 outstanding, unvested stock options in connection with his resignation on June 7, 2006.

OPTIONS EXERCISES AND STOCK VESTED

This table summarizes all stock option exercises by and nonvested stock award vesting for our Executive Officers during the year ended December 31, 2006.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William F. Borne	—	$ —	3,606	$102,086
Larry R. Graham	—	—	—	—
Alice A. Schwartz	2,223	61,021	—	—
Jeffrey D. Jeter	—	—	—	—
Donald Loverich, Jr.	—	—	—	—
Gregory H. Browne	41,112	559,147	—	—
John F. Giblin	—	—	—	—

NONQUALIFIED DEFERRED COMPENSATION

Set forth in the table below is information about the contributions and earnings, if any, credited to the accounts maintained by our Executive Officers under nonqualified deferred compensation arrangements, any withdrawals or distributions from the accounts during 2006, and the account balances on December 31, 2006.

(a) Name	(b) Executive Contributions in Last Fiscal Year ($)	(c) Registrant Contributions in Last Fiscal Year ($)	(d) Aggregate Earnings in Last Fiscal Year ($)	(e) Aggregate Withdrawals/ Distributions ($)	(f) Aggregate Balance at Last Fiscal Year-End ($)
William F. Borne	$866,256 (1)	$ —	$15,586	$ —	$881,842
Larry R. Graham	317,021 (2)	—	7,783	—	324,804
Alice A. Schwartz	165,883 (3)	25,000 (4)	9,695	—	200,578
Jeffrey D. Jeter	--	—	—	—	—
Donald Loverich, Jr.	--	—	—	—	—
Gregory H. Browne	--	—	—	—	—
John F. Giblin	--	—	—	—	—

(1) Mr. Borne elected to defer $378,756 of his salary and $487,500 of his annual bonus under our Nonqualified Deferred Compensation Plan, as noted in the Summary Compensation Table.

(2) Mr. Graham elected to defer $104,521 of his salary and $212,500 of his annual bonus under our Nonqualified Deferred Compensation Plan, as noted in the Summary Compensation Table.

(3) Ms. Schwartz elected to defer $67,921 of her salary and $97,962 of her annual bonus under our Nonqualified Deferred Compensation Plan, as noted in the Summary Compensation Table.

(4) We made a $25,000 discretionary contribution to Ms. Schwartz under our Nonqualified Deferred Compensation Plan, which has an associated seven-year vesting period. This contribution was also included in column (d) on the Summary Compensation Table for Ms. Schwartz.

The Amedisys, Inc. Executive Deferred Compensation Plan generally permits employees whose annual cash compensation exceeds certain dollar thresholds (including each of our Executive Officers) to defer receipt of all or a portion of their annual base salary, bonus and other types of specified cash compensation until a specific future date. A participant may choose to defer either a percentage (in a whole amount) or a specific dollar amount of his or her annual base salary or bonus (or other types of specified cash compensation) in an amount equal to up to 100% of such compensation. During the deferral period, the participant selects a deemed investment rate or rates to be applied to the deferred amount from the asset allocation options and core options that are offered as investment vehicles under the plan. Deemed investment rates are the performance rates the participant would earn if the deferred funds were actually invested in one of the third-party investment vehicles. Our Common Stock is not an investment option under the plan. Deferred amounts are credited with earnings or losses based on the performance of the applicable deemed investment rates. A participant may choose to receive either (i) an "in-service distribution" in the form of a lump sum or in annual installments from two to five years or (ii) a "termination distribution" in the form of a lump sum or in annual installments from two to fifteen years. An in-service distribution may be re-deferred to a later in-service distribution year or to a termination distribution, subject to plan limits on such re-deferrals and timing restrictions on electing them. At the time of initial enrollment into the plan, a participant may elect to receive a distribution of his or her deferred compensation a single lump sum upon a change-in-control. Deferred compensation is also distributed upon the death or disability of the participant in accordance with plan limits.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Agreement with William F. Borne

Mr. Borne entered into a three-year employment agreement with us, effective as of April 5, 2005, which provides for an automatic one-year extension of the agreement unless either party provides written notice six months before the expiration of the term. If Mr. Borne's employment is terminated:

- due to expiration of the term;
- by us without cause prior to a "change of control," as defined in the agreement; or
- by Mr. Borne for "good reason," as defined in the agreement

he would be entitled to receive severance compensation in an amount equal to two times the average, for our prior three fiscal years, of the sum of his salary and bonus for each such fiscal year. The severance compensation would be payable by us via regularly scheduled payroll in equal payments (less applicable withholding and other taxes) over a two-year period until paid in full.

He would also be entitled, for a two-year period:

- to continue to be reimbursed, in an amount up to $2,500, for any costs incurred by him relating to tax and financial preparation planning services; and
- to continue to be reimbursed for or request the company pay directly the premium on a whole life insurance policy (for which he has the sole right to designate the beneficiary thereof), which premium may not exceed $25,000 per year.

As used in the agreement, "good reason" means:

- a reduction in Mr. Borne's base salary without his consent;
- the default by us of any of our obligations under the agreement, if such default is not cured within 30 days notice thereof,
- requiring Mr. Borne to relocate on a permanent basis to a location more than 50 miles away from his present place of employment;
- or a substantial reduction in Mr. Borne's job responsibilities.

If upon or within two years after a "change-in-control":

- Mr. Borne's employment is terminated;
- there has been a material reduction in his salary; or
- there has been a substantial reduction in his duties and authority (other than as a result of his disability),

which salary reduction or reduction in his duties and authority is not resolved within 30 days after he provides notice to us thereof and he thereafter elects to terminate his employment, he would be entitled to receive:

- 2.99 multiplied by the average sum of his base salary and bonus for the previous three years less
- the amount of the base salary and bonus that he received from the date of the change of control until the date upon which his employment was terminated.

The severance compensation would be payable by us (or by the acquiring or surviving entity) via regularly scheduled payroll in equal payments (less applicable withholding and other taxes) over a 2.99-year period until paid in full.

He would also be entitled, for a 2.99-year period:

- to continue to be reimbursed, in an amount up to $2,500, for any costs incurred by him relating to tax and financial preparation planning services; and
- to continue to be reimbursed for or request the company pay directly the premium on a whole life insurance policy (for which he has the sole right to designate the beneficiary thereof), which premium may not exceed $25,000 per year.

If Mr. Borne's employment is terminated:

- due to expiration of his employment term;
- by us without cause prior to a "change of control;"
- by him for "good reason;" or
- upon or within two years after a "change-in-control"

all unvested all equity-based compensation (for example, stock options and nonvested stock) previously awarded to him would immediately vest and would automatically become exercisable or transferable, as the case may be, and any stock options for which the vesting date was so accelerated would be exercisable for a one-year period thereafter and we would transfer title of his company car to him.

Upon termination from our company for any reason, under the terms of his employment agreement, Mr. Borne is obligated to comply with certain restrictive covenants requiring him not to compete with us or solicit our employees for employment for a period of two years after his termination.

Agreement with Larry R. Graham

Pursuant to the terms of his employment agreement, if we terminate Mr. Graham without "cause," as defined in the agreement, or if he is terminated upon a "change of control," as defined in the agreement, he is entitled to receive severance compensation in an amount equal to eighteen months of his base salary via, at minimum, regularly scheduled payroll payments (less applicable withholding and other taxes) until paid in full. We, in our discretion, may accelerate Mr. Graham's severance payments or pay them in a lump sum.

Upon termination from our company for any reason, under the terms of his employment agreement, Mr. Graham is obligated to comply with certain restrictive covenants requiring him not to compete with us or solicit our employees for employment for a period of 18 months following his termination.

Pursuant to the individual grant documents for his nonvested stock awards, if Mr. Graham is terminated upon a "change-in-control," all nonvested stock previously awarded to him would immediately vest and would automatically become transferable. The individual award agreements governing his previous stock option grants do not provide for accelerated vesting of stock options upon termination without "cause" or upon a "change-in-control."

Agreements with Jeffrey D. Jeter and Alice Ann Schwartz

Pursuant to the terms of their respective employment agreements, if we terminate Mr. Jeter or Ms. Schwartz without "cause," as defined in the agreements, or if they are terminated upon a "change-in-control," as defined in the agreements, they are entitled to receive severance compensation in the form of a one-time, lump sum payment equal to (i) their current monthly salary times (ii) the number of full months that they have been employed by us, up to a maximum of 12 months. Receipt of severance compensation is contingent upon their execution of a severance agreement containing certain restrictive covenants, including an agreement not to compete with us or solicit our employees for two years after termination. Any severance compensation is payable in one lump sum no later than ten business days after the execution date of the severance agreement.

Pursuant to the terms of their respective employment agreements and the documents governing their individual equity-based compensation grants, if Mr. Jeter or Ms. Schwartz are terminated upon a "change-in-control," all unvested equity-based compensation (for example, stock options and nonvested stock) previously awarded to them would immediately vest and would automatically become exercisable or transferable, as the case may be.

The only types of equity-based compensation granted to Mr. Jeter and Ms. Schwartz as of December 31, 2006 were stock options. The individual award agreements governing their respective stock option grants do not provide for accelerated vesting of stock options upon termination without cause.

If Mr. Jeter or Ms. Schwartz were terminated for "cause," they (i) would not be entitled to any cash severance payments, (ii) would forfeit their rights to all unvested equity-based compensation previously awarded to them and (iii) would forfeit their rights to all vested but unexercised stock options previously awarded to them. Upon their voluntary termination, (i) we could (but would not obligated to) elect to pay cash severance compensation to them, and (ii) they would forfeit their rights to all unvested equity compensation previously awarded to them. They would also be required to comply with certain restrictive covenants, including covenants not to compete with us or to solicit our employees for employment, for a period of two years after the date of their termination.

Employment Agreement with Donald Loverich, Jr.

Under the terms of his now-terminated employment agreement, as of December 31, 2006, Mr. Loverich was entitled to the same severance payments for termination upon a "change-in-control" or for "cause" as would currently accrue to Mr. Jeter and Ms. Schwartz under the terms of their respective employment agreements. Under the terms of his severance agreement with us, Mr. Loverich will be retained as a non-employee consultant from May 1, 2007 through April 30, 2008 at 100% of his current base salary. Were a "change-in-control" to occur between May 1, 2007 and April 30, 2008, all outstanding nonvested shares previously awarded to him would immediately vest and become transferable. Mr. Loverich will forfeit 6,667 of the 13,334 outstanding shares of nonvested stock previously awarded to him on May 1, 2007. The remaining 6,667 shares of nonvested stock will be subject to a new vesting schedule as of May 1, 2007 and are expected to vest fully on May 1, 2008.

Upon his termination as an employee and throughout his service period as a non-employee consultant, for a period of two years from the date of his termination, Mr. Loverich will continue to be obligated to comply with certain restrictive covenants that survived the termination of his employment agreement requiring him not to compete with us or solicit our employees for employment.

Employment Agreement with John F. Giblin

Mr. Giblin resigned as our Chief Financial Officer on February 19, 2007, effective February 21, 2007. On this date, his employment agreement with us was terminated and he forfeited all unvested equity-based compensation previously awarded to him (13,334 shares of nonvested stock). Pursuant to the terms of his former employment agreement, if we had terminated Mr. Giblin without "cause," as defined in the agreement, or if he was terminated upon a "change-in-control," as defined in the agreement, prior to his resignation, he would have been entitled to receive severance compensation in the form of a one-time, lump sum payment equal to (i) his current monthly salary times (ii) the number of full months that he had been employed by us, up to a maximum of 12 months. Receipt of severance compensation would have been contingent upon his execution of a severance agreement containing certain restrictive covenants, including an agreement not to compete with us for two years after termination.

In addition, pursuant to the terms of his former employment agreement and the document governing his nonvested stock grant, (i) had he been terminated without "cause" upon a "change of control," 100% of his previously nonvested stock would have immediately vested and (ii) had he been terminated without "cause" (i.e. not in connection with a "change-in-control") prior to the fifth anniversary of the execution date of his employment agreement, his nonvested stock would have vested at an alternate rate of 20% per year over the five-year vesting period.

For a period of two years from the date of his termination, Mr. Giblin will continue to be obligated to comply with certain restrictive covenants that survived the termination of his employment agreement requiring him not to compete with us or solicit our employees for employment.

Employment Agreement with Greg Browne

In connection with his resignation as our Chief Financial Officer effective June 7, 2006, we entered into a consulting agreement with Mr. Browne. Additional information regarding Mr. Browne's consulting arrangement with us can be found under "Compensation Discussion and Analysis," above. For a period of twelve months from the date of his termination, Mr. Browne will continue to be obligated to comply with certain restrictive covenants that survived the termination of his employment agreement requiring him not to compete with us or solicit our employees for employment. As of October 31, 2006, the termination date of his consulting agreement, Mr. Browne forfeited 100% of the unvested stock options (as of that date) previously granted to him.

Tables

The following table sets forth for each of our Executive Officers named therein: (1) the value of the severance payments to which the executive would have been entitled had they been terminated upon a change of control occurring on December 31, 2006, (2) the value of the nonvested stock that would have vested upon their termination, based on the closing market price on that date (3) the value of the options that would have become exercisable upon their termination, based on the difference between the closing market price on December 31, 2006 and the exercise price of the option, and (4) in the case of Mr. Borne, the value of certain other severance benefits to which he would be entitled:

POTENTIAL PAYMENTS—TERMINATION UPON A CHANGE-IN-CONTROL

(a)	(b)	(c)	(d)	(e)	(f)
Name(1)	Base Severance Payment ($)	Accelerated Vesting of Options ($)(2)	Accelerated Vesting of Nonvested Stock ($)(3)	Other ($)	Total ($)
William F. Borne	$2,466,750	$ —	$236,993	$112,875 (4)	$2,816,618
Larry R. Graham	637,500	—	949,614	—	1,587,114
Alice Ann Schwartz	200,000	153,785	—	—	353,785
Jeffrey D. Jeter	140,000	42,862	—	—	182,862
Donald Loverich, Jr.	185,000	—	438,289 (6)	—	623,289
John F. Giblin	50,000	—	438,289 (5)	—	488,289

(1) Information regarding Mr. Browne was intentionally excluded from this table because he was not employed by us as of December 31, 2006.

(2) The amounts in column (c) are based on the intrinsic value (that is, the value based upon our stock minus the exercise price) of the unvested, unexercised stock option awards that would have become exercisable and vested if there had been a change in control at December 31, 2006.

(3) The amounts in column (d) are based on the intrinsic value (that is, the value based upon our stock) of the nonvested stock that would have become vested and transferable if there had been a change in control at December 31, 2006.

(4) Mr. Borne is entitled to (i) payments for 2.99 years of tax preparation services at the maximum rate of $2,500 per year, (ii) the Blue Book value of his company car on December 31, 2006 ($30,650), title to which would be transferred to him upon termination and (iii) payments for 2.99 years of life insurance premiums at the maximum rate of $25,000 per year.

(5) On February 23, 2007, Mr. Giblin forfeited his 13,334 shares of outstanding, nonvested stock in connection with his resignation.

(6) Mr. Loverich will forfeit 6,667 shares of his 13,334 shares of outstanding, unvested stock in connection with his resignation effective April 30, 2007. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new vesting schedule effective May 1, 2007 and are expected to vest fully on April 30, 2008.

POTENTIAL PAYMENTS—TERMINATION WITHOUT CAUSE, FOR GOOD REASON OR UPON EXPIRATION OF EMPLOYMENT TERM(1)

(a)	(b)	(c)	(d)	(e)	(f)
Name(2)	Base Severance Payment ($)	Accelerated Vesting of Options ($)(3)	Accelerated Vesting of Nonvested Stock ($)(4)	Other ($)	Total ($)
William F. Borne	$1,650,000	$ —	$236,993	$110,400 (5)	$1,997,393
Larry R. Graham	637,500	—	949,614	—	1,587,114
Alice Ann Schwartz	200,000	—	—	—	200,000
Jeffrey D. Jeter	140,000	—	—	—	140,000
Donald Loverich, Jr.	185,000	—	438,289 (7)	—	623,289
John F. Giblin	50,000	—	438,289 (6)	—	488,289

(1) Only Mr. Borne is eligible to receive cash payments upon termination for "good reason" (as defined in his employment agreement) or upon expiration of his employment term. He would receive the same cash payments in these instances as he would receive were he fired without cause prior to a "change-in-control".

(2) Information regarding Mr. Browne was intentionally excluded from this table because he was not employed by us as of December 31, 2006.

(3) The amounts in column (c) are based on the intrinsic value (that is, the value based upon our stock minus the exercise price) of the unvested, unexercised stock option awards that would have become exercisable and vested if there had been a termination of employment at December 31, 2006.

(4) The amounts in column (d) are based on the intrinsic value (that is, the value based upon our stock) of the nonvested stock that would have become vested and transferable if there had been a termination of employment at December 31, 2006.

(5) Mr. Borne is entitled to (i) payments for two years of tax preparation services at the maximum rate of $2,500 per year, (ii) the Blue Book value of his company car on December 31, 2006 ($30,650), title to which would be transferred to him upon termination and (iii) payments for two years of life insurance premiums at the maximum rate of $25,000 per year.

(6) On February 23, 2007, Mr. Giblin forfeited his 13,334 shares of outstanding, nonvested stock in connection with his resignation.

(7) Mr. Loverich will forfeit 6,667 shares of his 13,334 shares of outstanding nonvested stock in connection with his resignation effective April 30, 2007. The remaining 6,667 outstanding shares of nonvested stock will be subject to a new vesting schedule effective May 1, 2007 and are expected to vest fully on April 30, 2008.

DIRECTOR COMPENSATION

During 2006, all directors other than Mr. Borne received a monthly retainer of $3,000 and meeting attendance fees of $1,000 per each Board of Directors meeting and each committee attended in person and $500 per each Board of Directors meeting and each committee meeting attended via teleconference. During 2006, the Chairman of the Audit Committee and the Lead Director received, in addition to the other fees mentioned, a monthly retainer of $1,000. All directors are entitled to reimbursement for reasonable travel and lodging expenses incurred in attending meetings. Director compensation is approved on an annual basis by the Compensation Committee of our Board of Directors. The following table shows the value of all cash and equity-based compensation paid to the members of our Board of Directors during the year ended December 31, 2006.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Ronald A. LaBorde	$63,000	$58,723	$—	$—	$—	$—	$121,723
Jake L. Netterville	63,500	58,723	—	—	—	—	122,223
David R. Pitts	50,000	58,723	—	—	—	—	108,723
Peter F. Ricchiuti	51,500	58,723	—	—	—	—	110,223
Donald A. Washburn ...	52,000	58,723	—	—	—	—	110,723

(1) William F. Borne, our Chief Executive Officer and Chairman of our Board of Directors, is not included in the table above as he is an employee of the company, and thus does not receive any additional compensation for the services that he provides as a Director. The compensation that Mr. Borne does receive is included in the Summary Compensation Table.

(2) The amounts in column (c) reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006, in accordance with SFAS No. 123(R) of awards pursuant to our 1998 Stock Option Plan and thus may include amounts from awards granted in and prior to 2006. As of December 31, 2006, each director listed above had 2,667 outstanding shares of nonvested stock, 100% of which will vest on July 1, 2007.

(3) As of December 31, 2006, our directors had outstanding stock options as follows: Mr. LaBorde: 72,342 options outstanding; Mr. Netterville: 75,076 options outstanding; Mr. Pitts: 75,076 options outstanding; Mr. Ricchiuti: 41,336 options outstanding; and Mr. Washburn: 13,334 options outstanding.

Certain Transactions

In accordance with NASDAQ Marketplace Rule 4350(h), which functions as our related party transaction policy, our Board of Directors reviews all "related party transactions" for potential conflict of interest situations on an ongoing basis based upon whether such transactions are in the best interests of our company and our stockholders. For purposes of this review, a "related party transaction" is any transaction required to be disclosed pursuant to Item 404 of SEC Regulation S-K. All related party transactions must be approved by a majority of our independent directors (any independent director who is a party to a proposed related party transaction must recuse himself from the vote). Our independent directors' approval of any related party transaction is reflected in the minutes of the meeting of our Board of Directors during which such approval was granted.

Patty Graham, the wife of Larry Graham, our President and Chief Operating Officer, is employed by us as a Senior Vice President of Marketing and received an aggregate of $135,859 in salary and bonus in 2006.

REPORT OF THE AUDIT COMMITTEE

The following report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by us under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate this report by reference therein.

The Audit Committee consists of five directors, each of whom has been determined by the Amedisys, Inc. (the "Company") Board of Directors to be "independent" within the meaning of applicable rules of The NASDAQ Stock Market, LLC and the SEC. The Audit Committee's responsibilities are detailed in its charter, a copy of which appears on the Company's website at www.amedisys.com.

In carrying out its functions, the Committee provides independent and objective oversight of the performance of the Company's financial reporting process, system of internal controls and legal and regulatory compliance system. The Committee provides for open, ongoing communication among the independent accountants, financial and senior management, compliance officers and our Board of Directors concerning the Company's financial and compliance position and affairs. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities and is empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation. The Committee's responsibility is oversight, and it recognizes that the Company's management is responsible for preparing the Company's financial statements and complying with applicable laws and regulations.

The Committee met four times during 2006. In overseeing the preparation of the Company's financial statements, the Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. In addition, the Committee met with the Company's independent auditors, with and without management present, to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. Management advised the Committee that all financial statements were prepared in accordance with generally accepted accounting principles, and the Committee reviewed and discussed the statements with both management and the independent auditors. The Committee's review included discussion with the independent auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees). With respect to the Company's independent auditors, the Committee, among other things, discussed with KPMG LLP matters relating to its independence, including the written disclosures made to the Committee as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has determined that the rendering of all permitted non-audit services by the Company's independent auditors is compatible with maintaining the auditor's independence. On the basis of these reviews and discussions, the Committee recommended to our Board of Directors that it approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the SEC.

Members of the Audit Committee:

Jake L. Netterville (Chairman)
Ronald A. LaBorde
David R. Pitts
Peter F. Ricchiuti
Donald A. Washburn

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

General

Our financial statements for 2006 and 2005 were audited by KPMG LLP, whom will remain as our auditors until replaced by our Board of Directors upon the recommendation of the Audit Committee. Representatives of KPMG LLP are expected to be present at the Meeting, with the opportunity to make any statement they desire at that time, and will be available to respond to appropriate questions.

Fees

The following summarized the fees billed to us and our subsidiaries by KPMG LLP for professional services rendered in 2006 and 2005.

	Year ended December 31,			
	2006		2005	
Fee Category	Amount	Percentage	Amount	Percentage
Audit fees	$1,375,692	82.2%	$1,305,483	49.2%
Audit-related fees	$ 64,500	3.9%	$ 48,443	1.8%
Tax fees	$ 196,048	11.7%	$ 221,866	8.4%
All other fees	$ 37,223	2.2%	$1,078,838	40.6%
Total fees	$1,673,463	100%	$2,654,630	100%

Fees for audit services include fees associated with the annual audit and the reviews of our quarterly reports on Form 10-Q, services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements and services that generally only the independent auditors can provide. Audit-related fees include reviews of SEC comment letters and equity offerings. All other fees include due diligence in connection with acquisitions and accounting consultations. Tax fees include tax compliance and limited consulting services.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

All audit and permissible non-audit services provided by the independent auditors are pre-approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

PROPOSED AMENDMENT TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

Our Certificate of Incorporation presently authorizes us to issue up to 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. Our Board of Directors has adopted, and recommends that our stockholders approve, an amendment to our Certificate of Incorporation, increasing the authorized number of shares of our Common Stock from 30,000,000 shares to 60,000,000 shares. The number of authorized shares of preferred stock will remain unchanged.

As of April 9, 2007, there were 25,944,056 shares of Common Stock outstanding. Of the remaining 4,055,944 authorized but unissued shares of Common Stock, 1,643,034 shares have been reserved for issuance under our 1998 Stock Option Plan, 224,800 shares have been reserved for issuance under our Directors Stock Option Plan and 18,626 shares have been reserved for issuance under our 1998 Employee Stock Purchase Plan. Accordingly, 2,169,484 shares of Common Stock remain unissued and unreserved.

Reasons for the Proposal

Two recent events have affected the number of shares of Common Stock available for issuance under our Certificate of Incorporation. On December 4, 2006, we implemented a four-for-three split of our Common Stock, effective for stockholders of record as of November 27, 2006, in the form of a 33⅓% stock dividend. On November 22, 2006, we sold, through a public offering, 3,000,000 shares of our Common Stock at a per common share price of $41.50 (before giving effect to the stock dividend). Prior to the public offering, we had 19,274,239 shares of Common Stock outstanding. Immediately after the stock dividend, which occurred subsequent to the public offering, we had 25,698,985 shares of Common Stock outstanding.

Our Board of Directors believes it is prudent to have a greater number of authorized shares of Common Stock available to issue in the future for, among other things, raising additional capital, acquisitions, stock splits, stock dividends and other corporate purposes. Except for the shares reserved for issuance under our 1998 Stock Option Plan, our Directors Stock Option Plan and our 1998 Employee Stock Purchase Plan, our Board of Directors has no present plans, arrangements, undertakings or commitments to issue any shares of Common Stock.

Having more authorized shares of Common Stock available for issuance in the future for such corporate purposes as our Board of Directors deems necessary and advisable will give us greater flexibility. The additional shares of Common Stock authorized by proposed amendment to our Certificate of Incorporation would be available for future issuance at such times and for such purposes as our Board of Directors may deem advisable without further action by stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may then be listed.

Effect

If approved by our stockholders, the proposed amendment would have no dilutive effect upon the proportionate ownership or voting power of our present stockholders. However, holders of our Common Stock are not entitled to preemptive rights with respect to the issuance of additional shares of Common Stock. Accordingly, to the extent that shares are subsequently issued to persons other than our current stockholders or in proportions other than the proportion that presently exists, any issuance of additional shares of Common Stock could have a substantial dilutive effect on our current stockholders.

The proposed Amendment is not being proposed as a means of preventing or dissuading a "change-in-control" or takeover of our company. However, use of these shares for an anti-takeover purpose is possible. The authorized shares could be used to dilute the stock ownership and voting power of persons seeking to obtain control of us or could be issued to purchasers who would support our Board of Directors in opposing a takeover proposal. The members of our Board of Directors and our Executive Officers have no knowledge of any current effort to obtain control of us or to accumulate large amounts of our Common Stock.

It is proposed that Paragraph 1 of Article IV of our Certificate of Incorporation be amended to read in its entirety as follows:

> The total number of shares of stock which the Corporation shall have authority to issue is 65,000,000 shares consisting of 60,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), and 5,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock").

Vote Required for Approval

The affirmative vote of holders of a majority of the outstanding shares of Common Stock authorized to vote on this proposal is required for the adoption of the proposed Amendment. If the proposed Amendment is approved by our stockholders, the increase in the number of authorized shares of Common Stock will become effective upon the filing with the Secretary of State of Delaware of an amendment to our Certificate of Incorporation setting forth the proposed amendment to Article IV.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE ***FOR*** THE PROPOSAL TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

RATIFICATION OF AMENDMENT TO OUR EMPLOYEE STOCK PURCHASE PLAN

On February 16, 2007, our Board of Directors approved an amendment to our Employee Stock Purchase Plan (the "ESPP") increasing the number of shares available for issuance under the plan from 1,333,333 shares to 2,500,000 shares. The number of shares available for issuance under the plan was automatically proportionally adjusted upward from 1,000,0000 shares to 1,333,333 shares as a result of the December 4, 2006 four-for-three split of our Common Stock in the form of a 33 ⅓% stock dividend. Prior to the date of the amendment, only 42,347 shares of Common Stock were available for issuance under the ESPP.

The purpose of the ESPP is to encourage and enable eligible employees to purchase our stock at a discounted rate, thereby keeping the employees' interests aligned with the interests of our stockholders. Our Executive Officers may participate in this plan on the same basis as all other eligible employees.

Eligible employees may elect to contribute on an after-tax basis between 1% and 15% of their annual pay through regular payroll deductions to purchase our Common Stock; provided, however, that an employee may not contribute more than $25,000 to the ESPP pursuant to Internal Revenue Service restrictions. Shares are purchased at a 15% discount of the fair market value of our Common Stock at the close of business on the last day of each fiscal quarter.

Purpose of the Proposal

Under Section 423(b) of the Internal Revenue Code (which governs certain tax qualifications relevant to the ESPP), any allocation of additional shares for issuance under the ESPP is considered an "amendment" to the ESPP. In order for the ESPP to remain "tax-qualified" under Section 423(b) of the Internal Revenue Code, any such "amendment" to the ESPP must be ratified by our stockholders within 12 months of the effective date of Board approval—necessitating that this matter be brought before our stockholders at the Meeting.

Ratification of our Board of Directors' amendment to the ESPP requires the affirmative vote of the holders of a majority of the outstanding shares present or represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE ***FOR*** RATIFYING THE AMENDMENT TO OUR EMPLOYEE STOCK PURCHASE PLAN INCREASING THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN.

STOCKHOLDER PROPOSALS

Any stockholder who wants to present a proposal for consideration at our 2008 annual meeting of stockholders should note that we must receive their proposal no earlier than close of business on March 10, 2008 and no later than the close of business on April 8, 2008 in order for the proposal to be eligible for inclusion in our 2008 Proxy Statement and form of proxy relating to that meeting.

Under our Bylaws, a proposal of business to be considered by our stockholders may be made at an annual meeting of stockholders (a) pursuant to our notice of meeting, (b) by or at the direction of our Board of Directors or (c) by any stockholder who was a stockholder of record at the time of giving of the notice provided for in our Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our Bylaws. Our Bylaws are filed with the SEC, and stockholders should refer to them for a complete description of the requirements.

For nominations and proposals to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our Corporate Secretary, and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to our Corporate Secretary at our principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the first anniversary of the preceding year's annual meeting; except that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day before such annual meeting and not later than the close of business on the later of the 60th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us. Such notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the Proxy Statement and to serving as a director if elected); (b) as to any business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on our books, and of such beneficial owner and (ii) the class and number of shares of our Common Stock which are owned beneficially and of record by such stockholder and such beneficial owner.

A stockholder must also comply with all applicable requirements of the Securities Exchange Act and the rules and regulations thereunder. Nothing in our Bylaws, however, shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in our Proxy Statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors or propose other business under specified circumstances.

OTHER MATTERS

Management is not aware of any other matters to be presented for action at the Meeting. However, if any other matter is properly presented at the Meeting or any adjournment thereof, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matter.

BY ORDER OF THE BOARD OF DIRECTORS



William F. Borne
Chairman and Chief Executive Officer

April 18, 2007

PART I

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements, which are statements about future business strategy, operations and capabilities, financial projections, plans and objectives of management, expected actions of third parties and other matters. Forward-looking statements often include words like "believes", "belief", "expects", "plans", "anticipates", "intends", "projects", "estimates", "may", "might", "would" or similar words. Forward-looking statements speak only as of the date of this report. They involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. In addition to the risk factors described elsewhere, specific factors that might cause such a difference include, but are not limited to: general economic and business conditions, changes in or failure to comply with existing regulations or the inability to comply with new government regulations on a timely basis, changes in Medicare and other medical reimbursement levels, adverse changes in federal and state laws relating to the health care industry, demographic changes, availability and terms of capital, ability to attract and retain qualified personnel, ongoing development and success of new start-ups, changes in estimates and judgments associated with critical accounting policies and business disruption due to natural disasters or acts of terrorism.

You should not rely too heavily on any forward-looking statement. We cannot assure you that our forward-looking statements will prove to be correct. We have no obligation to update or revise publicly any forward-looking statement based on new information, future events or otherwise. For a discussion of some of the factors discussed above as well as additional factors, see Item 1A. *Risk Factors* that is a part of this filing.

ITEM 1. BUSINESS

Overview

We are one of the nation's largest providers of home health services to Medicare beneficiaries. We deliver a wide range of health-related services in the home to individuals who may be recovering from surgery, have a chronic disability or terminal illness, or need assistance with the essential activities of daily living. The services we provide include skilled nursing and home health aide services; physical, occupational and speech therapy; and medically oriented social work to eligible individuals who require ongoing care that cannot be provided effectively by family and friends. In addition, we have developed and offer clinically focused programs for high-cost chronic conditions and disease categories, such as diabetes, coronary artery disease, congestive heart failure, complex wound care, chronic obstructive pulmonary disease, geriatric surgical recovery, behavioral health, stroke recovery and various rehabilitative programs with the focus on improving the functional ability of our geriatric population. As of December 31, 2006, we operated 261 Medicare-certified home health agencies in 19 states primarily in the Southern and Southeastern United States. We believe our services are attractive to payors and physicians because we combine clinical quality with cost-effectiveness and are accessible 24 hours a day, seven days a week.

In addition to home health agencies, we also operated 14 Medicare-certified hospice agencies as of December 31, 2006. Our hospice agencies provide palliative care and comfort to terminally ill patients of all age groups and their families. We provide hospice services to each patient using an interdisciplinary care team comprised of a physician, a patient care manager, registered nurses, certified home health aides, social workers, a chaplain, a homemaker and specially trained volunteers to assess the clinical, psychosocial and spiritual needs of the patients and their families and manage that care accordingly. We acquired our first hospice operation in April 2004 and currently operate hospice agencies in four states. Although we expect Medicare home health to remain our primary focus over the near and intermediate term, we believe home health and hospice are complementary services and plan to expand our hospice network through acquisitions and start-up activities.

Recent Developments

For a complete discussion of our recent developments including our acquisitions, internal growth and financing arrangements, refer to Recent Developments in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* that is a part of this filing.

Our Market and Opportunity

Home health expenditures in the United States were approximately $43.2 billion in 2004, according to National Health Expenditure data. The home health industry is comprised of facility-based and hospital-based agencies owned by publicly traded and privately held companies, visiting nurse associations and nurse registries. The industry remains highly fragmented and we believe it represents an attractive consolidation opportunity. Medicare is the largest single home health payor, accounting for $16.4 billion, or 38%, of total home health spending. These expenditures are expected to increase substantially over the coming years, growing to $27.3 billion by 2010 according to the Office of the Actuary of the Center for Medicare and Medicaid Services ("CMS"), the U.S. federal agency that administers Medicare. There are approximately 8,100 Medicare-certified home health agencies currently in operation.

Medicare is also the largest payor in the hospice industry, with an estimated $9.8 billion of expenditures in 2006 according to CMS. We believe many of the same growth dynamics in the home health sector are driving growth in the hospice industry. According to the Medicare Payment Advisory Commission ("MedPAC"), between 2000 and 2004 the number of Medicare beneficiaries utilizing hospice increased 49% and the share of Medicare decedents in hospice increased from 22% to 31%. The hospice industry is similar to home health in that it is a highly fragmented market and has a relatively small number of companies of significant size. We believe it represents an attractive growth opportunity.

Our Strategy

Our objective is to be the leading provider of high-quality, low-cost home health services in each market in which we operate. To achieve this objective, we intend to:

- ***Focus on Medicare-Eligible Patients.*** The rapidly growing population of Medicare beneficiaries represents a compelling market for home health and hospice providers. Implementation of the Prospective Payment System ("PPS") in the home health industry has created a relatively stable reimbursement environment favoring companies such as ours that focus on providing high-quality, low-cost home health and hospice services.
- ***Emphasize Internal Growth.*** We emphasize the internal growth of Medicare patient admissions, which increased approximately 13% for the year ended December 31, 2006. We drive internal growth by: (1) maintaining an emphasis on high-quality care; (2) expanding and enhancing referral relationships in our local and regional markets; (3) continuing to educate referral sources regarding our specialized programs that focus on high-cost chronic conditions and diseases; (4) developing strategic relationships with large hospital systems to increase admission volume; (5) expanding our service coverage areas by developing new locations; and (6) attracting and retaining highly skilled and experienced employees through communication, education, empowerment and competitive benefits.
- ***Grow Through Strategic Acquisitions.*** We believe our focus on Medicare beneficiaries and our size and national reputation provides us with a strategic advantage when assessing potential acquisitions. The majority of home health agencies and hospice programs are owned either by hospitals or independent operators. We employ a disciplined acquisition strategy based on defined acquisition criteria, including high-quality service, a strong referral base and compatible payor mix.
- ***Leverage our Cost-Efficient Operating Structure.*** We believe the size and scale of our infrastructure and operating systems offer the opportunity to achieve operating leverage at both the agency and corporate level. At the agency level, we have developed a cost-efficient operating model that focuses on productivity, per episode utilization and clinical outcomes, among other measures. To manage our diverse network of locations, we use a proprietary information system that reduces administrative and operating costs through the integration of clinical, financial and operating functions. We manage all patient care and utilization on a real-time basis from both a clinical and financial perspective through a system of exception reporting. At the corporate level, our geographic focus and investment in infrastructure and information systems enable us to leverage regional and senior management resources and add new locations without proportionate increases in corporate expense.

- ***Continue to Develop and Deploy Specialized Programs for Chronic Diseases and Conditions.*** We have developed specialized services that focus on high-cost diseases and chronic conditions and have successfully launched programs for diabetes, coronary artery disease, congestive heart failure, orthopedics, complex wound care, geriatric surgical recovery and behavioral health, among others. Our specialty programs represent an attractive growth opportunity because they combine clinical quality and 24-hour access, seven days a week, which is appealing to patients and physicians, with cost-effective delivery of high-quality nursing care to patients who have high-cost or chronic conditions.

Our Competitive Strengths

We believe the following competitive strengths contribute to our strong market share in each of the markets in which we operate and will enable us to grow our business successfully and increase profitability:

- ***Primary Emphasis on Medicare Home Health.*** Our primary focus is on providing home health services to Medicare beneficiaries, and we derive approximately 93% of our revenues from Medicare. We recruit and retain caregivers who are attentive to, and familiar with, the specialized needs of the elderly population. We deploy specialized nursing programs that focus on the high-cost diseases and conditions prevalent in the 65 and older demographic segment. We believe these efforts position us competitively to take advantage of recent CMS initiatives designed to deliver disease management services to seniors with high-cost or chronic conditions. Additionally, there are other benefits to our Medicare focus. For example, our billing and collections are simplified when compared to other health care providers because of our emphasis on the Medicare reimbursement process.
- ***Proven Operating Model.*** Our home health model balances the benefits of promoting local agency responsibility and accountability for quality of care and operating results with the efficiencies gained from centralizing key administrative functions. Our home health agencies carry locally recognized branding and tailor their respective marketing efforts to address the specific needs of the communities, referral sources and Medicare beneficiaries they serve. Agency management teams work to establish strong relationships in their communities and with referral sources. To support our local management teams, we have centralized accounting, regulatory, marketing, payroll, intake, billing, collections, risk management and quality assurance functions. We have deployed standardized clinical programs and believe this initiative has improved quality of care and risk management through the implementation of best practices, which helps us actively manage clinical compliance across all of our home health agencies. In addition, our operations typically have access to more resources and financial management expertise than locally owned competitors.
- ***Integrated Technology and Management Systems.*** We have invested in information technology and real-time management and monitoring capabilities that allow us to standardize the care delivered across our system and monitor the status of the patients we treat. Under the PPS, the majority of our revenue is pre-determined at admission based on a range of clinical criteria and the local wage index. Monitoring and controlling the time and costs associated with the care we provide is essential to maintaining our operating margins and profitability. Our real-time monitoring capability has contributed significantly to our ability to manage admissions growth. We believe that most competing providers lack the resources to implement similar systems. We believe our investment in technology enhances our ability to provide the quality and outcomes data required by CMS. In addition, we are deploying Point of Care ("PoC") laptop devices, as further described under *Technology*, to our clinical staff to enhance the accuracy of patient information and further improve our compliance controls.
- ***Demonstrated Ability to Identify and Integrate Acquisitions.*** We believe that we have a demonstrated track record of identifying, evaluating, acquiring and integrating companies in the home health and hospice markets. We attribute part of our success in integrating these agencies to our rigorous due diligence process prior to completing acquisitions. We employ a disciplined strategy based on defined acquisition criteria, including high service quality, a strong referral base, a compatible payor mix and

opportunities for cost savings and significant internal growth. We have also developed a comprehensive post-acquisition strategic plan to facilitate the integration of acquired agencies that includes improving operating margins, recruiting qualified nurses and account executives, expanding relationships with local physicians and discharge planners, expanding the breadth and quality of services and transitioning acquired agencies onto our information technology platform.

- ***Significant Cash Flow from Operations and Relatively Low Capital Expenditures.*** We generate significant cash flow from operations due to the profitable operation of our business and active management of our working capital. Our capital expenditure requirements are low because our services do not require the purchase and replacement of expensive medical equipment. Historically, our maintenance capital expenditures have amounted to less than 2% of our revenue.

- ***Patient-Oriented Company Culture.*** We believe that we have developed a strong patient-oriented culture that emphasizes quality of care. We communicate frequently with our employees and provide education opportunities along with competitive benefits. We reinforce our culture not only through an orientation program for new employees, but also an ongoing emphasis on the importance of high-quality patient care and the need to remain productive while keeping our costs low. We keep our employees informed about corporate events and solicit feedback regarding ways to improve our services and their working environment. We also provide extensive sales and compliance training for our employees as part of their ongoing education.

Our Home Health Agencies

As of December 31, 2006, we operated 261 Medicare-certified home health agencies in 19 states primarily in the Southern and Southeastern United States. A director and team of administrative professionals lead each agency and have primary responsibility for the day-to-day operations. Our agencies are staffed with experienced clinical home health professionals who provide a wide range of patient care services. Our home health operations are organized into six regions, each of which provides clinical, operational and sales support. To support our local agencies, we have centralized accounting, regulatory, marketing, payroll, intake, billing, collections, risk management and quality assurance functions. All of our agencies are accredited or in the process of seeking accreditation by the Joint Commission on Accreditation of Health Care Organizations ("JCAHO").

We deliver health-related services in the home to eligible individuals who require ongoing skilled nursing and associated care. Our patients are typically recovering, disabled, or chronically or terminally ill persons in need of medical, nursing, social, or therapeutic treatment and assistance with the essential activities of daily living.

We provide a wide variety of home health services including:

- registered nursing services such as infusion therapy, skilled monitoring, assessments and patient education;
- licensed practical nursing services, including performance of technical procedures, administration of medications and changing of surgical and medical dressings;
- physical and occupational therapy to strengthen muscles, restore range of motion and help patients perform the activities of daily living;
- speech pathology and therapy to restore communication and oral skills;
- social work to help families address the problems associated with acute and chronic illnesses;
- home health aide services to perform personal care such as bathing or assistance in walking; and
- private duty services such as continuous hourly nursing care and sitter services.

Our Hospice Agencies

As of December 31, 2006, we operated 14 Medicare-certified hospice agencies in four states in the Southern and Southeastern United States. Our hospice agencies provide palliative care and comfort to terminally ill patients of all age groups and their families. We provide hospice services to each patient using an interdisciplinary care team comprised of a physician, a patient care manager, registered nurses, certified home health aides, social workers, a chaplain, a homemaker and specially trained volunteers. This team develops a plan of care and delivers, monitors and coordinates that plan with the goal of providing appropriate care for the patient and their family.

Sales and Marketing

Our sales and marketing efforts are directed primarily at physicians and hospital discharge planners, who are responsible for referring patients to home health and hospice agencies. Marketing activities are coordinated locally by the individual agency and are supplemented by regional sales management and dedicated corporate personnel. These activities generally emphasize the benefits offered by our home health and hospice agencies as compared to other providers in the market, such as our focus on addressing the unique needs of Medicare beneficiaries; our specialized programs and focus on specific disease and chronic conditions such as diabetes, coronary artery disease and congestive heart failure, orthopedics and wound care; our ability to schedule and coordinate patient assessment and admission, when appropriate, with little to no inconvenience to the patient; and our size and scale. Although the agency director is the primary point of contact, physicians who utilize our agencies are important sources of recommendations to other physicians regarding the benefits of using our services. Each agency director develops a target list of physicians and discharge planners, and we continually review these marketing lists and the progress in contacting and successfully attracting additional local referral sources.

Technology

The development and enhancement of our information technology systems continues to be a key component of our strategy. We have invested significant time and resources enhancing the capabilities of our technology platform in recent years to provide us with a potential strategic advantage over competitors. We have standardized and have automated most of the critical components of the operational, clinical, financial and compliance-related processes at our locations. We have implemented a wide area network that connects all of our agencies to a central corporate system. This infrastructure allows us to introduce standardized programs to all of our locations in a highly efficient manner and to monitor and manage critical clinical and financial aspects of patient care and utilization on a real-time basis.

Through our PoC, we are streamlining the process by which our visiting home health nurses accumulate information while in the residences of our patients. This initiative includes providing our visiting staff with laptop computers that allow them to document all relevant clinical information. This significantly reduces paper processing and duplicative work while contributing to a higher degree of accuracy and expediting the billing process. We had approximately 100 agencies on-line as of December 31, 2006 and anticipate that the rollout will be complete in mid-2007.

We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders and monitor treatments and outcomes in accordance with established medical standards. We have enhanced this software extensively utilizing employed development staff. Our billing and collection software has been designed to ease the flow of information to our accounting, payroll, human resources and employee benefit software and is used throughout our operations. We intend to continue our efforts to improve the clinical, financial and compliance applications of our information technology systems.

Until such time as our PoC system is fully operational, we will continue to use document recognition software developed by Healthcare Quality Systems ("HQS") that enables our agencies to scan assessment forms into our clinical system, which reduces the amount of time spent on data entry, standardizes the data collection process and significantly reduces data entry errors. Each assessment from our agencies is sent electronically to HQS, which uses a proprietary software system of smart edits to flag inconsistencies and errors in order to assist our nurses to make necessary corrections. Assessments are then provided to us electronically by HQS and automatically uploaded to our clinical and operational systems. Once the data is integrated into our clinical system, it is used in all of our processing functions.

Compliance and Quality Improvement

We are a health care services business and the quality and reputation of our personnel and operations are critical to our success. We develop, implement and maintain comprehensive compliance and quality improvement programs as a component of the centralized corporate services provided to our home health and hospice agencies. Our compliance program includes a code of ethical conduct for our employees and affiliates and a process for reporting regulatory or ethical concerns to our Chief Compliance Officer, including a toll-free telephone hotline. We have a Compliance Committee, which is chaired by the Chief Compliance Officer and is comprised of our Chief Executive Officer, Chief Operating Officer, the Senior Vice President of Clinical Operations and the Senior Vice President of Human Resources. This Corporate Compliance Committee reviews and recommends appropriate courses of action for handling compliance issues.

The effectiveness of our compliance program is directly related to the legal and ethical training that we provide to our employees. Compliance education for new hires is initiated immediately upon employment with corporate video and on-line training. This education is reinforced through regional corporate orientation during the quarter following an employee's hire date when the Chief Compliance Officer conducts a comprehensive compliance training seminar along with both the Chief Executive Officer and the Chief Operating Officer. Moreover, we conduct specific compliance training targeting employees in specific areas of the Company. In particular, all employees in our corporate offices and in the field that are involved in the billing process are required to participate in an annual billing compliance seminar that is led by the Chief Compliance Officer and is conducted at various, regional sites each year. Additionally, billing staff are also required to complete an annual Billing Compliance Training and Certification course, which includes a video and workbook, as well as a post-test requiring 100% accuracy in order to maintain employment. All newly hired sales employees receive additional training from the Chief Compliance Officer in conjunction with business development orientation. In addition, all of our employees are required to receive continuing compliance education and training each year. We conduct periodic compliance surveys of all of our agencies, which include audits of patient charts and documentation to ensure compliance with Medicare regulations. Audit findings and corresponding action plans are routed to both the Chief Compliance Officer and the Senior Vice President of Operations.

Our proprietary disease management programs and clinical protocols ensure that consistent, quality care is delivered across the organization and are a critical component of improving patient outcomes. We utilize the federal government's Outcome Based Quality Improvement Scores and the Home Health Outcome Compare Scores to measure the quality of our services and to monitor the effectiveness of our quality improvement initiatives. We also use outside consultants to provide independent data and analysis to support our quality improvement initiatives. One such consulting firm benchmarks clinical activities and outcomes for all of our agencies against state, regional and national averages and provides individual agency rankings across a host of categories that enable us to identify trends in the delivery of care. Another independent firm provides computer software systems that analyze our billings to ensure that assessment forms are completed properly and that internally mandated assessment methodologies and coding procedures are followed. This software system identifies any assessment or billing trends that are exceptions to corporate guidelines.

Our compliance and quality improvement programs are intended to ensure that our employees are well trained and capable of delivering high-quality service. We incorporate compliance staffing and oversight into our growth plans and believe our consistent focus on compliance and quality improvement provides us with a competitive advantage in the market.

Reimbursement

Patient Eligibility and Payors

Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 years of age or older or who are disabled. The Medicare home health benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require ongoing but intermittent care. The services received need not be rehabilitative or of a finite duration; however, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home health benefits. As a condition of participation under Medicare, beneficiaries must: (1) be homebound in that they are unable to leave their home without considerable effort; (2) require intermittent skilled nursing, physical therapy or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients may also receive reimbursement for occupational therapy, medical social services and home health aide services if these additional services are part of a plan of care prescribed by a physician. There is no limit to the number of episodes a beneficiary may receive as long as they remain eligible. The Medicare hospice benefit is available to Medicare-eligible patients who have advanced illnesses and are certified by a physician as having a life expectancy of six months or less. Revenue from our home health and hospice services is derived from Medicare, Medicaid, private insurance carriers, managed care organizations, individuals and other health insurance programs. Medicaid, a program jointly funded by federal, state and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. We also have several contracts for negotiated fees with insurers and managed care organizations.

Home Health Reimbursement

Under PPS, we receive a standard prospective Medicare payment for delivering care over a base 60-day period ("episode of care"). Most patients complete treatment within one payment episode, though multiple continuous episodes are allowed. The base payment, which is established through federal legislation, is a flat rate that is adjusted upward or downward to account for differences in the expected resource needs of individual patients as indicated by clinical severity, functional severity and service utilization. The adjustment is derived from each patient's categorization into one of 80 payment groups, known as home health resource groups, and the cost of care for patients in each group relative to the average patient. Our payment is also adjusted for differences in local prices using the hospital wage index.

We bill and are reimbursed for services in two stages: (1) an initial claim when the episode commences and (2) a final claim when it is completed. We receive 60% of the estimated payment for a patient's initial episode upon admission after the initial assessment is completed and billed and the remaining 40% upon completion of the episode and after all final treatment orders are signed by the physician. In the event of subsequent episodes, reimbursement is paid 50% up-front and 50% upon completion of the episode. Final payments may reflect one of five retroactive adjustments: (1) an outlier payment if the patient's care was unusually costly; (2) a low utilization adjustment if the number of visits was fewer than five; (3) a partial payment if the patient transferred to another provider before completing the episode; (4) a change-in-condition adjustment if the patient's medical status changed significantly, resulting in the need for more or less care; or (5) a payment adjustment based upon the level of therapy services required. We submit all Medicare claims through two fiscal intermediaries for the federal government.

Since implementation of PPS in October 2000, the base episode payment has varied due to the impact of annual market basket based increases and Medicare-related legislation. The base payment for a Medicare home health episode was $2,264 for each of the years ended December 31, 2006 and 2005. In November 2006, CMS announced a 3.3% increase to Medicare home health rates for 2007, which will increase the base payment rate to $2,339. In addition, CMS announced the elimination of the 5% rural add on, an additional stipend that we receive for patients in approximately 20% of our markets for episodes beginning after December 31, 2006. Further, 2% of the proposed 3.3% increase is contingent upon home health providers reporting ten clinical quality measures through Outcome and Assessment Information Set ("OASIS"). CMS has collected and published OASIS data since 2003 and has indicated that it is considering using this data to reward providers with superior outcomes. We collect and submit OASIS data for all of our Medicare episodes and believe we provide high-quality services. Based upon a historical trend study evaluating approximately 170,000 episodes during the period October 1, 2005 through September 30, 2006, we believe that the change in the Medicare reimbursement rate will positively impact our Medicare revenues by 1.7% to 1.8% in 2007.

Hospice Reimbursement

Hospice services became a covered benefit under Medicare in 1983. Medicare distinguishes between four levels of hospice care: (1) routine home care; (2) general inpatient care; (3) continuous home care; and (4) respite care. Medicare reimburses for services based on a standard prospective rate for delivering care over a base 90-day or 60-day period. More than 95% of hospice care is classified as routine home care, which had a per diem reimbursement rate of $126 for the period November 1, 2005 to October 31, 2006. For the period November 1, 2006 to October 31, 2007, CMS approved a 3.4% rate increase for hospice services.

Government Regulation

Our home health and hospice businesses are highly regulated by federal, state and local authorities. Regulations and policies frequently change and we monitor changes through trade and governmental publications and associations. We also meet regularly with a group of financial, legal and regulatory consultants to discuss emerging issues that may affect our business. Our home health and hospice subsidiaries are certified by CMS and are therefore eligible to receive reimbursement for services through the Medicare system.

Our agencies also are subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance, civil rights, discrimination, building codes and other environmental issues. Federal, state and local governments are expanding the regulatory requirements on businesses. The imposition of these regulatory requirements may have the effect of increasing our operating costs and reducing the profitability of our operations.

Certificates of Need and Permits of Approval

Home health and hospice agencies have licenses granted by the health authorities of their respective states. Additionally, state health authorities in 18 states require a certificate of need ("CON") or, as it is referred to in Arkansas, a permit of approval ("POA") in order to establish and operate a home health agency and twelve states require a CON to operate a hospice agency.

We have home health agencies in the following CON states: Alabama, Arkansas (POA), Georgia, Kentucky, Maryland, Mississippi, North Carolina, South Carolina, Tennessee and West Virginia. We have hospice locations in only one CON state, Tennessee.

In every state where required, our locations possess a license and/or CON or POA issued by the state health authority that determines the local service areas for the home health or hospice agency. States with CON and POA laws place limits on the (1) construction and acquisition of health care facilities and operations and (2) expansion of existing facilities and services. In these states, approvals are required for capital expenditures exceeding amounts above the stated thresholds.

State CON and POA laws generally provide that, prior to the addition of new capacity, the construction of new facilities or the introduction of new services, a designated state health planning agency must determine that a need exists for those beds, facilities or services. The process is intended to promote comprehensive health care planning, assist in providing high-quality health care at the lowest possible cost and avoid unnecessary duplication by ensuring that only those health care facilities and operations that are needed will be built and opened.

Medicare Participation

Approximately 93% of our revenue during 2006, 2005 and 2004 was received from Medicare, and we expect to continue to receive the majority of our revenues from serving Medicare beneficiaries. To participate in the Medicare program and receive Medicare payments, our agencies must comply with regulations promulgated by the Department of Health and Human Services. Among other things, these regulations, known as "conditions of participation," relate to the type of facility, its personnel and its standards of medical care, as well as its compliance with state and local laws and regulations.

Federal and State Anti-Kickback Laws

As a provider under the Medicare and Medicaid systems, we are subject to the various anti-fraud and abuse laws, including the federal health care programs' anti-kickback statute and, where applicable, their state law counterparts. These laws prohibit any offer, payment, solicitation or receipt of any form of remuneration to induce or reward the referral of business reimbursable under a federal health care program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered by any federal health care programs or any health care plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits) and certain state health care programs that receive federal funds under various programs, such as Medicaid. A related law forbids the offer or transfer of any item or service for less than fair market value, or certain waivers of co-payment obligations, to a beneficiary of Medicare or a state health care program that is likely to influence the beneficiary's selection of health care providers. Violations of the anti-fraud and abuse laws can result in the imposition of substantial civil and criminal penalties and, potentially, exclusion from furnishing services under any federal health care program. In addition, the states in which we operate generally have laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers where they are designed to obtain the referral of patients from a particular provider.

Stark Laws

Congress adopted legislation in 1989, known as the "Stark law," that generally prohibits a physician from ordering clinical laboratory services for a Medicare beneficiary where the entity providing that service has a financial relationship (including direct or indirect ownership or compensation relationships) with the physician (or a member of his/her immediate family), and prohibits such entity from billing for or receiving reimbursement for such services, unless a specified exception is available. Additional legislation, known as "Stark II," became effective January 1, 1993. That legislation extends the Stark law prohibitions to services under state Medicaid programs and beyond clinical laboratory services to all "designated health services," including, but not limited to, home health services, durable medical equipment and supplies, parenteral and enteral nutrients, equipment and supplies. Violations of the Stark laws may also trigger civil monetary penalties and program exclusion. Pursuant to Stark II, physicians who are compensated by us are prohibited from seeking reimbursement for designated health services rendered to such patients unless an exception applies. One such exception we use is a safe harbor that allows us to contract with certain physicians at fair market value to provide consulting work to our agencies. Another such exception that we make use of is a safe harbor allowing us to lease office space from certain physicians at fair market value for legitimate and commercially reasonable business purposes. Several of the states in which we conduct business have also enacted statutes similar in scope and purpose to the federal fraud and abuse laws and the Stark laws.

HIPAA

The Health Insurance Portability and Accountability Act ("HIPAA") was enacted August 21, 1996 to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA provisions relating to security and privacy beginning April 14, 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations.

Regulations issued pursuant to HIPAA impose ongoing obligations relative to training, monitoring and enforcement and management has implemented processes and procedures to ensure continued compliance with these regulations.

Pursuant to the provisions of HIPAA, covered health care providers are required to be compliant with the regulation's electronic Health Care Transactions and Code Sets Requirements. In conformity with these federal regulations, we are now capable of transmitting data in the new standard format.

Insurance

We are obligated for certain costs under various insurance programs, including employee health, workers' compensation and professional liability, and while we maintain various insurance programs to cover these risks, we are self-insured for a substantial portion of our potential claims. We recognize our obligations associated with these costs in the period in which a claim is incurred, including with respect to both reported claims and claims incurred but not reported, up to specified deductible limits. These costs have generally been estimated based on independent actuarial analysis and historical data of our claims experience. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis.

We are self-insured for employee health claims up to contractual policy limits. Claims in excess of $150,000 are insured by a third party insurance carrier. As of December 31, 2006, our accrual for both outstanding and incurred but not reported claims was $2.5 million based upon independent actuarial estimates. As of December 31, 2006 our obligations were partially collateralized by deposits of $0.8 million.

We are self-insured for workers' compensation claims up to $250,000. Claims in excess of $250,000 are insured by a third party insurance carrier. We have elected to either fund our carrier with a letter of credit or a deposit for the purpose of guaranteeing the payment of claims. Our deposits may be depleting or non-depleting. A depleting deposit allows the carrier to draw upon the funds in order to pay the claims. Where we have provided a non-depleting deposit, the carrier invoices us each month for reimbursement of claims that they have paid. Our accrual at December 31, 2006 for both outstanding and incurred but not reported claims, as determined by an independent actuarial estimate, was $8.7 million, of which $3.4 million is included in Other long-term obligations on our consolidated balance sheet. As of December 31, 2006, our obligations were partially collateralized by deposits of $3.2 million and letters of credit of $4.8 million. We maintain insurance coverage with per claim deductible limits of $100,000 with respect to professional liability. As of December 31, 2006 our accrual for both outstanding claims and incurred but not reported claims was $1.2 million based upon actual claims outstanding and actuarial estimates.

In the case of potential liability with respect to employment and other matters where litigation may be involved, or where no insurance coverage is available, our policy is to use advice from both internal and external counsel as to the likelihood and amount of any potential cost. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis. We maintained reserves of $0.1 million for all such claims as of December 31, 2006.

The estimate for claims incurred under certain employee-related liabilities has been discounted at the prevailing risk-free rate for government issues of an appropriate duration as of December 31, 2006. All other self-insured liabilities are undiscounted. We maintain directors' and officers' insurance with an aggregate annual limit of $15.0 million.

Competition

We compete with local, regional and national home health and hospice providers for referrals based primarily on scope and quality of services, geographic coverage, outcome data and, in selected instances, pricing. The impact of this competition is best determined on a market-by-market basis. Our primary competitors for our home health business are hospital-based home health agencies, local home health agencies and visiting nurse associations. We compete with other home health providers on the basis of availability of personnel, quality and expertise of services and the value and price of services. In addition, there are relatively few barriers to entry in some of the home health and hospice markets in which we operate. We believe our generally favorable competitive position is attributable to our reputation for consistent, high-quality care, comprehensive range of services, state-of-the-art information management systems and widespread service network.

Employees

At December 31, 2006, we had 6,892 employees, of which 5,232 were full-time employees. None of our employees are represented by a collective bargaining agreement. We believe that we have a good relationship with our employees.

Available Information

Our address on the world wide web is http://www.amedisys.com. The information on our website is not a part of this report. Our SEC filings, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports are available, free of charge, through our website as soon as reasonably practicable after they are filed with the SEC. Information concerning our corporate governance is also available on our website.

ITEM 1A. RISK FACTORS

Investing in our common stock involves risk, including the risks we describe below. You should consider carefully the following risks, as well as other information in this filing and the incorporated documents, before investing in our common stock. If any of the following risks occur, our results of operations, financial condition and business could be harmed materially and the trading price of our common stock could decline.

Risks Related to Our Industry

Our revenue is substantially derived from Medicare. Reductions in Medicare rates, rate increases that do not cover cost increases and/or significant changes to the current Medicare reimbursement methodology may adversely affect our business.

We generally receive fixed payments from Medicare for our home health services based on the level of care that we provide patients. Reductions to Medicare rates and/or changes in Medicare reimbursement methodology could have an adverse impact on our revenues and profitability. Medicare payments could be reduced as a result of:

- changes in the way Medicare pays providers that provide significant therapy services to beneficiaries; or
- administrative or legislative changes to the base episode rate;
- the elimination or reduction of annual rate increases based on medical inflation;
- adjustments to the relative components of the wage index used in determining reimbursement rates;
- the imposition by Medicare of co-payments or other mechanisms shifting responsibility for a portion of payment to beneficiaries;
- the reclassification of home health resource groups;
- other adverse changes to payment rates or payment methodologies.

Although current Medicare legislation provides for an annual adjustment of the various payment rates based on increases or decreases in the medical care expenditure category of the Consumer Price Index, this adjustment may be less than actual inflation in any given year or could be reduced or eliminated in any given year. In fact, the home health industry received no increase to the Medicare reimbursement rate in 2006.

In November 2006, the Office of the Actuary of the Center for Medicare and Medicaid Services ("CMS") announced a 3.3% increase to Medicare home health rates for 2007, which will increase the base payment rate to $2,339. In addition, CMS announced the elimination of the 5% rural add on, an additional stipend that we receive for patients in approximately 20% of our markets for episodes beginning after December 31, 2006. Further, 2% of the proposed 3.3% increase is contingent upon home health providers reporting ten clinical quality measures through Outcome and Assessment Information Set ("OASIS"). CMS has collected and published OASIS data since 2003 and has indicated that it is considering using this data to reward providers with superior outcomes. We collect and submit OASIS data for all of our Medicare episodes and believe we provide high-quality services. Based upon a historical trend study evaluating approximately 170,000 episodes during the period October 1, 2005 through September 30, 2006, we believe that the change in the Medicare reimbursement rate will positively impact our Medicare revenues by 1.7% to 1.8% in 2007. We cannot assure you that we will receive Medicare reimbursement rate increases in the future.

Overall payments made by Medicare to us for hospice services are subject to two payment limitations, known as hospice caps, calculated by the Medicare fiscal intermediary on an annual basis. Under the first limitation, total Medicare payments to us per provider number are compared to a hospice cap amount that is calculated by multiplying the number of Medicare beneficiaries under that provider number electing hospice care for the first time during the cap period by a statutory amount that is indexed for inflation. The cap amount per Medicare beneficiary for the twelve-month period ending October 31, 2006 is $20,585. We must return any payments in excess of the cap amount to Medicare. The second hospice cap, which is also calculated on a per provider number basis, provides that reimbursement for any in-patient days that exceed 20% of the total in-service days for the particular provider number shall be reimbursed at a lower rate. Our ability to avoid these limitations depends on a number of factors, each determined on a provider-number basis, including the average length of stay and mix in level of care. Revenue and profitability associated with our hospice operations may be materially reduced if we are unable to avoid triggering these and other Medicare payment limitations. As we expand our hospice operations, we cannot be certain that we will not exceed the cap amounts in the future. Thus, we cannot assure you that these limitations will not negatively affect our profitability on a company-wide basis in the future.

Further, for our hospice patients receiving nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay us, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate for "room and board" furnished to the patient by the nursing home. We contract with various nursing homes for the nursing homes' provision of certain "room and board" services that the nursing homes would otherwise provide Medicaid nursing home patients. We bill and must collect from the applicable state Medicaid program an amount equal to at least 95% of the amount that would otherwise have been paid directly to the nursing home under the state's Medicaid plan. Under our standard nursing home contracts, we generally pay the nursing home for these "room and board" services in advance of reimbursement from Medicaid at 100% of the Medicaid per diem nursing home rate. Approximately 40% of our hospice patients reside in nursing homes. Consequently, the reduction or elimination of Medicare payments for hospice patients residing in nursing homes, our ability to collect for these services or any change in our ability to provide service to such patients would significantly reduce the net patient service revenue and profitability related to our hospice operations or may have an adverse effect on our bad debt expense.

If any of our agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from the Medicare program, which would adversely affect our net patient service revenue and profitability.

Each of our home health and hospice agencies must comply with the extensive conditions required of participation in the Medicare program. If any of our agencies fail to meet the Medicare conditions of participation, that agency may receive a notice of deficiency from the applicable state surveyor. If that agency then fails to institute a plan of correction to remediate the deficiency within the correction period provided by the state surveyor, that agency could be terminated from the Medicare program. Any termination of one or more of our home health agencies from the Medicare program for failure to satisfy the program's conditions of participation could adversely affect our net service revenue and profitability. CMS has announced that it is currently revising the Medicare conditions of participation for home health, with publication expected no earlier than the second half of 2007. We do not know at this time what effect the revisions will have on our operations, and there can be no assurances that the revisions will not negatively affect our profitability.

In addition, we are subject to various routine and non-routine reviews, audits and investigations by the Medicare and Medicaid programs and other federal and state governmental agencies. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of fines, civil or criminal penalties, the termination of our rights to participate in federal and state-sponsored programs and/or the suspension or revocation of our licenses. If we become subject to material fines or if other sanctions or other corrective actions are imposed on us, we might suffer a substantial reduction in profitability.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

The federal government and the states in which we operate regulate our industry extensively. The laws and regulations governing our operations, along with the terms of participation in various government programs, regulate how we do business, the services we offer and our interactions with patients and the public and impose certain requirements on us relating to, among other things:

- licensure and certification;
- adequacy and quality of health care services;
- qualifications of health care and support personnel;
- quality of medical equipment;
- confidentiality, maintenance and security issues associated with medical records and claims processing;
- relationships with physicians and other referral sources;
- operating policies and procedures;
- addition of facilities and services; and
- billing for services.

These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws and regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

- increasing our liability;
- increasing our administrative and other costs;
- increasing or decreasing mandated services;
- forcing us to restructure our relationships with referral sources and providers; or
- requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which mandates that provider organizations enhance privacy protections for patient health information. This requires companies like us to develop, maintain and monitor administrative, information and security systems to prevent inappropriate release of protected health information. Compliance with this law has added, and will continue to add, costs that affect our profitability. Failure to comply with HIPAA's privacy and security requirements could result in substantial fines and penalties.

If we are unable to maintain relationships with existing patient referral sources or to establish new referral sources, our growth and profitability could be adversely affected.

Our success depends significantly on referrals from physicians, hospitals and other patient referral sources in the communities that our agencies serve, as well as on our ability to maintain good relationships with these referral sources. Our referral sources are not contractually obligated to refer home health or hospice patients to us and may refer their patients to other providers. Our growth and profitability depend on our ability to establish and maintain close working relationships with these patient referral sources and to increase awareness and acceptance of the benefits of home health and hospice care by our referral sources and their patients. We may not be able to maintain our existing referral source relationships or develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could adversely affect our ability to expand our operations and operate profitably.

We are subject to federal and state laws that govern our financial relationships with physicians and other health care providers, including potential or current referral sources.

We are required to comply with federal and state laws, generally referred to as "anti-kickback laws," that prohibit certain direct and indirect payments or other financial arrangements between health care providers that are designed to encourage the referral of patients to a particular provider for medical services. In addition to these anti-kickback laws, the Federal government has enacted specific regulations, commonly known as the "Stark law", that prohibit certain financial relationships, specifically including ownership interests and compensation arrangements, between physicians and providers of designated health services, such as home health agencies, to whom said physicians refer patients. Some of these same financial relationships are subject to regulation by the individual states as well. Under both the anti-kickback law and Stark law, there are a number of safe harbors that permit certain, carefully constrained relationships. Amedisys avails itself of these safe harbors in several instances. For example, we currently have contractual relationships with certain physicians who provide consulting services to our Company. Many of these physicians are current or potential referral sources. In addition, in some of our local markets, we lease office space from physicians who may also be referral sources. We cannot assure you that courts or regulatory agencies will not interpret state and federal anti-kickback laws and state laws regulating relationships between health care providers in ways that will implicate our practices. Violations of these laws could lead to fines or sanctions that may have a material adverse effect on our results of operations.

We may be subject to substantial malpractice or other similar claims.

The services we offer involve an inherent risk of professional liability and related substantial damage awards. As of December 31, 2006, we had over 4,500 direct care employees working for our home health agencies and over 275 direct care employees working for our hospice agencies. In addition, we employ direct care workers on a contractual basis. On any given day, the majority of these nurses, therapists and other direct care personnel are driving to and from patients' homes where they deliver medical and other care. Due to the nature of our business, we and the caregivers who provide services on our behalf may be the subject of medical malpractice claims. These caregivers could be considered our agents, and, as a result, we could be held liable for their medical negligence. We cannot predict the effect that any claims of this nature, regardless of their ultimate outcome, could have on our business or reputation or on our ability to attract and retain patients and employees. We maintain malpractice liability insurance and are responsible for amounts in excess of the limits of our coverage.

An economic downturn, continued deficit spending by the federal government and state budget pressures in states in which we operate could result in a reduction in reimbursement and covered services.

The existing federal deficit, as well as deficit spending by the government as the result of adverse developments in the economy or other reasons, could lead to increased pressure to reduce government expenditures for other purposes, including governmentally funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn could adversely affect our results of operations.

An economic downturn could have a detrimental effect on our revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn may also affect the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.

Our industry is highly competitive, with relatively few barriers to entry in some markets.

Our home health agencies compete with local and regional home health companies, hospitals, nursing homes and other businesses that provide home health services, some of which are large established companies that have significantly greater resources than we do. In addition, there are relatively few barriers to entry in some of the home health services markets in which we operate. Our primary competition comes from local companies in each of our markets and these privately owned or hospital-owned health care providers vary by region and market. We compete based on the availability of personnel; the quality, expertise and value of our services; and in select instances, on the price of our services. Increased competition in the future from existing competitors or new entrants may limit our ability to maintain or increase our market share.

Some of our existing and potential new competitors may enjoy greater name recognition and greater financial, technical and marketing resources than we do. This may permit our competitors to devote greater resources than we can to the development and promotion of services. These competitors may undertake more far-reaching and effective marketing campaigns and may offer more attractive opportunities to existing and potential employees and services to referral sources.

We expect our competitors to develop new strategic relationships with providers, referral sources and payors, which could result in increased competition. The introduction of new and enhanced service offerings, in combination with industry consolidation and the development of strategic relationships by our competitors, could cause a decline in revenue or loss of market acceptance of our services or make our services less attractive. Additionally, we compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us.

Managed care organizations and other third-party payors have continued to consolidate in order to enhance their ability to influence the delivery of health care services. Consequently, the health care needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a provider and/or engage our competitors as a preferred or exclusive provider, our business could be adversely affected. In addition, private payors, including managed care payors, could seek to negotiate additional discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing our profitability.

We expect that industry forces will continue to have an impact on our business and that of our competitors. In recent years, the health care industry has undergone significant changes driven by efforts to reduce costs and we expect these cost containment measures to continue in the future. Frequent regulatory changes in our industry, including reductions in reimbursement rates and changes in services covered, have increased competition among home health providers. If we are unable to react competitively to new developments, our operating results may suffer. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse impact on our business, financial condition, or results of operations.

State efforts to regulate the establishment or expansion of health care providers could impair our ability to expand our operations.

Some states require health care providers (including skilled nursing facilities, hospices, home health agencies and assisted living facilities) to obtain prior approval, known as a certificate of need, or CON, or as it is referred to in some states, a permit of approval, or POA, for:

- the purchase, establishment or expansion of health care facilities;
- capital expenditures exceeding a prescribed amount; or
- changes in services or bed capacity.

To the extent that we require a CON, POA or other similar approvals to expand our operations, either by acquiring facilities or expanding or providing new services or other changes, our expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to those approvals and possible delays and expenses associated with obtaining those approvals. We cannot assure you that we will be able to obtain a CON or POA for all future projects requiring that approval.

Additionally, our ability to expand operations in a state will depend on our ability to obtain a state license to operate. States may have a limit on the number of licenses they issue. For example, as of December 31, 2006, we operated 11 home health agencies and one hospice agency in Louisiana. Louisiana currently has a moratorium on the issuance of new home health agency licenses through July 1, 2008. We cannot predict whether this moratorium will be extended beyond this date or whether any other states in which we currently operate, or may wish to operate in the future, may adopt a similar moratorium. Our failure to obtain any license, CON or POA could impair our ability to operate or expand our business.

A shortage of qualified registered nursing staff and other caregivers could adversely affect our ability to attract, train and retain qualified personnel and could increase operating costs.

We rely significantly on our ability to attract and retain caregivers who possess the skills, experience and licenses necessary to meet the requirements of our patients. We compete for personnel with other providers of home health and hospice services. Our ability to attract and retain caregivers depends on several factors, including our ability to provide these caregivers with attractive assignments and competitive benefits and salaries. We cannot assure you that we will succeed in any of these areas. In addition, there are occasional shortages of qualified health care personnel in some of the markets in which we operate. As a result, we may face higher costs of attracting caregivers and providing them with attractive benefit packages than we originally anticipated, and, if that occurs, our profitability could decline. Finally, although this is currently not a significant factor in our existing markets, if we expand our operations into geographic areas where health care providers historically have unionized, we cannot assure you that negotiating collective bargaining agreements will not have a negative effect on our ability to timely and successfully recruit qualified personnel. Generally, if we are unable to attract and retain caregivers, the quality of our services may decline and we could lose patients and referral sources.

Risks Related to Our Business

Our revenue is substantially derived from Medicare. Reductions in Medicare rates, rate increases that do not cover cost increases and/or significant changes to the current Medicare reimbursement methodology may adversely affect our business.

For the years ended December 31, 2006, 2005 and 2004, we received 93% of our revenue from Medicare. We generally receive fixed payments from Medicare for our home health services based on the level of care that we provide patients. Consequently, our profitability largely depends upon our ability to manage the cost of providing those services.

Future cost containment initiatives undertaken by private third-party payors may limit our future revenues and profitability.

Our non-Medicare revenues and profitability also are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, narrowing the scope of covered services, increasing case management review of services and negotiating reduced contract pricing. Any changes in reimbursement levels from these third-party payor sources and any changes in applicable government regulations could have a material adverse effect on our revenues and profitability. There is no guarantee that third-party payors will provide us with timely payments for our services. We can provide no assurance that we will continue to maintain our current payor or revenue mix.

Migration of our Medicare beneficiary patients to Medicare managed care providers could negatively impact our operating results.

Historically, we have generated the majority of our revenue from the Medicare fee-for-service market. Under the Medicare Prescription Drug Improvement and Modernization Act of December 2003, however, Congress allocated significant additional funds and other incentives to Medicare managed care providers in order to promote greater participation in those plans by Medicare beneficiaries. If these increased funding levels have the intended result, the size of the potential Medicare fee-for-service market could decline, thereby reducing the size of our potential patient population, which could cause our operating results to suffer.

Our allowance for contractual adjustments and doubtful accounts may not be sufficient to cover uncollectible amounts.

On an ongoing basis, we estimate the amount of Medicare, Medicaid and private insurance receivables that we will not be able to collect. This allows us to calculate the expected loss on our receivables for the period we are reporting. Our allowance for contractual adjustments and doubtful accounts may underestimate actual unpaid receivables for various reasons, including:

- adverse changes in our estimates as a result of changes in payor mix and related collection rates;
- inability to collect funds due to missed filing deadlines or inability to prove that timely filings were made;
- adverse changes in the economy generally exceeding our expectations; or
- unanticipated changes in reimbursement from Medicare, Medicaid and private insurance companies.

If our allowance for contractual adjustments and doubtful accounts is insufficient to cover losses on our receivables, our business, financial position or results of operations could be materially adversely affected.

Delays in reimbursement may cause liquidity problems.

Our business is characterized by delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. If we have difficulty in obtaining documentation, such as physician orders, information system problems or issues that arise with Medicare or other providers, we may encounter additional delays in our payment cycle. Timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in achieving our financial results and maintaining liquidity. It is possible that documentation support, system problems, Medicare or other provider issues or industry trends may extend our collection period, adversely impacting our working capital, and that our working capital management procedures may not successfully negate this risk.

A provision in the Deficit Reduction Act of 2005, which was passed by Congress earlier this year, caused a brief delay in reimbursement to our home health agencies by Medicare. The provision stipulated that CMS make no payments on Medicare home health claims during the last nine days of the federal fiscal year, which ended

September 30, 2006. No interest was accrued or paid by CMS; and no late penalties were paid to providers for delays in payment due to this hold. As a result of the hold, the timing of our cash flows was negatively impacted and $13.6 million of payments we would have received over the last nine days of September were delayed until October 2, 2006. We may experience delays in reimbursement in the future that may cause us liquidity problems.

Our hospice operations may also experience reimbursement delays. Our hospice operations bill various state Medicaid programs for "room and board" associated with hospice patients residing in nursing homes that we routinely pay in advance of receipt of payment from the provider. In addition, we have experienced timing delays when attempting to collect funds from state Medicaid programs in certain instances. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

Our growth strategy depends on our ability to manage growing and changing operations.

Our business has grown significantly in size and complexity in recent years. Our internal growth rate for Medicare patient admissions was approximately 13%, 18% and 28% for 2006, 2005 and 2004, respectively. This growth has placed, and will continue to place, significant demands on our management systems, internal controls and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. Our inability to manage growth effectively could have a material adverse effect on our financial results.

Our growth strategy depends on our ability to open agencies, acquire additional agencies on favorable terms and integrate and operate these agencies effectively. If our growth strategy is unsuccessful or we are not able to successfully integrate newly acquired or opened agencies into our existing operations, our future results could be adversely impacted.

We expect to continue to open agencies in our existing and new markets. Our new agency growth, however, will depend on several factors, including our ability to:

- obtain locations for agencies in markets where need exists;
- identify and hire a sufficient number of appropriately trained home health and other health care professionals;
- obtain adequate financing to fund growth; and
- operate successfully under applicable government regulations.

We are focusing significant time and resources on the acquisition of home health and hospice agencies, or of certain of their assets, in targeted markets. Not only do we face competition for acquisition candidates, which may limit the number of acquisition opportunities available to us and may lead to higher acquisition prices, but we may also be unable to identify, negotiate and complete suitable acquisition opportunities on reasonable terms. Additionally, acquisitions involve significant risks and uncertainties, including difficulties in recouping partial episode payments and other types of misdirected payments for services from the previous owners, difficulties integrating acquired personnel and business practices into our business, the potential loss of key employees or patients of acquired agencies, and the assumption of liabilities and exposure to unforeseen liabilities of acquired agencies. We may not be able to fully integrate the operations of the acquired businesses with our current business structure in an efficient and cost-effective manner. The failure to effectively integrate any of these businesses could have a material adverse effect on our operations.

Our acquisitions may impose strains on our existing resources.

As a result of our past and current acquisition strategy, we have grown significantly over the last two years. As we continue to add acquisition-related revenue and expand our markets, our growth could strain our resources, including management, information systems, regulatory compliance, logistics and other controls. We cannot assure you that our resources will keep pace with our anticipated growth. If we do not manage our expected growth effectively, our future results could be adversely affected.

Our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business depends on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, processing claims, reporting financial results, measuring outcomes and quality of care, managing regulatory compliance controls and maintaining operational efficiencies. These systems include software developed in-house and systems provided by external contractors and other service providers. To the extent that these external contractors or other service providers become insolvent or fail to support the software or systems, our operations could be negatively affected. Our agencies also depend upon our information systems for accounting, billing, collections, risk management, quality assurance, payroll and other information. If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Our acquisition activity requires transitions and integration of various information systems. We regularly upgrade and expand our information systems' capabilities. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems and increases in administrative expenses.

We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data stored in our information systems, and the introduction of computer viruses to our systems. Our security measures may be inadequate to prevent security breaches and our business operations would be negatively impacted by cancellation of contracts and loss of patients if security breaches are not prevented.

We are implementing a new PoC system that includes providing laptop computers to our staff. We anticipate that laptops will be provided to all of our full-time home health visiting clinicians by the later half of 2007. We have installed privacy protection systems and devices on our network and the PoC laptops in an attempt to prevent unauthorized access to information in our database. However, our technology may fail to adequately secure the confidential health information we maintain in our databases and protect it from theft or inadvertent leakage. In such circumstances, we may be held liable to our patients and regulators, which could result in litigation or adverse publicity that could have a material adverse effect on our business. Even if we are not held liable, any resulting negative publicity could harm our business and distract the attention of management.

Further, our information systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. A failure to restore our information systems after the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. Because of the confidential health information we store and transmit, loss of electronically stored information for any reason could expose us to a risk of regulatory action, litigation, possible liability and loss.

Failure of, or problems with, our clinical software system could harm our business and operating results.

We have developed and utilize a proprietary Windows-based clinical software system to collect assessment data, schedule and log patient visits, generate medical orders and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections, assessment of internal controls and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us and impair our ability to provide our services in the future. The costs incurred in correcting any errors or problems may be substantial and could adversely affect our profitability.

We depend on outside software providers.

We depend on the proper functioning and availability of our information systems in operating our business, some of which are provided by outside software providers. These information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If our providers are unable to maintain or expand our information systems properly, we could suffer from operational disruptions and an increase in administrative expenses, among other things.

We are operating under a Corporate Integrity Agreement. Violations of that agreement could result in penalties or exclusion from participation in the Medicare program.

In 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in an agency we had acquired in Monroe, Louisiana. We self-reported these improprieties to the Office of the Inspector General, or OIG. Following an extensive series of audits, we reached a settlement with the federal government in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we made in August 2005. As part of the settlement, we also executed a three-year Corporate Integrity Agreement ("CIA"), which required, among other things, that we (1) maintain our training and compliance programs; (2) provide additional, specific training in certain areas; (3) conduct annual, independent audits of the Monroe agency; and (4) make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we became aware.

The term of the CIA expired on August 11, 2006. Notwithstanding this expiration, we have continuing obligations under the CIA. For example, we are required to submit final annual reports and audits, must grant the OIG inspection and review rights for 120 days post-filing of the final annual report, and must retain records of our compliance with the CIA through August 2010. We may become subject to other such settlements or agreements in the future.

Our compliance with state and federal fraud and abuse provisions and regulations may be subject to future government review and interpretation and possible regulatory actions currently unknown or unasserted. If we are found to be in violation of any of these provisions, it could have a material adverse effect on our business.

We also operate our agencies under licenses issued and regulated by the respective states in which they are located. Each agency is subject to periodic surveys and complaint-based surveys. If a survey identifies violations of state standards, the agency typically is afforded a grace period in which to comply or otherwise lose its license to operate. If we are found to be in violation of any of these state standards, it could have a material adverse effect on our business.

Our insurance liability coverage may not be sufficient for our business needs.

We maintain professional liability insurance for us and our subsidiaries. However, we cannot assure you that claims will not be made in the future in excess of the limits of such insurance, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our ability to conduct business or on our assets. Our insurance coverage also includes fire, property damage and general liability with varying limits. We cannot assure you that the insurance we maintain will satisfy claims made against us. In addition, as a result of operating in the home health industry, our business entails an inherent risk of claims, losses and potential lawsuits alleging incidents involving our employees that are likely to occur in a patient's home. We cannot assure you that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business. From December 31, 1998 to November 9, 2000, we were insured for risks associated with professional and general liability by an insurance company that currently is in liquidation under federal bankruptcy laws and may not be able to pay or defend claims incurred by us during this period, and our current insurance does not cover any such claims. We do not, however, believe that the ultimate resolution of current claims will be materially different from reserves established for them or that any material claims will be made in the future based on occurrences during that period.

We are self-insured against certain potential liabilities and our insurance reserves may be inadequate if unexpected losses occur.

We are self-insured for health insurance and workers' compensation claims up to $150,000 and $250,000, respectively, per incident and maintain appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries on a quarterly basis to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense may be significantly affected by the outcome of these studies. Calculation of the estimated accrued liability for self-insured claims remains subject to inherent liability and significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We have established reserves for Medicare liabilities that may be payable by us in the future. These liabilities may be subject to audit or further review, and we may owe additional amounts beyond what we expect and have reserved for.

Prior to the implementation of the PPS on October 1, 2000, we recorded Medicare revenue at the lower of: (1) actual costs, (2) the per-visit cost limit, or (3) a per-beneficiary cost limit on an individual provider basis. We determined ultimate reimbursement upon review of annual cost reports. As of December 31, 2006, we have estimated an aggregate payable to Medicare of $6.1 million, all of which is reflected as a current liability in our consolidated financial statements. The $6.1 million liability has two components: a cost report adjustments reserve ($5.1 million) and PPS payment adjustments reserve ($1.0 million). If actual amounts exceed our reserves, we may incur additional costs that may adversely affect our results of operations.

Cost Report Adjustments Reserve. The recorded $5.1 million cost report adjustments reserve relates to cost report reserves filed prior to the implementation of the PPS. The reserve includes: (1) a $3.1 million obligation of a wholly owned subsidiary that is currently in bankruptcy and which we could be responsible for if the debt of the subsidiary is not discharged in bankruptcy, (2) a balance of $0.1 million, which represents the final payment to settle certain 1999 and 2000 cost reports that will be remitted in the near future and (3) a balance of $1.9 million that reflects our estimate of amounts likely to be assessed by Medicare as overpayments in respect of prior years when Medicare audits of our cost reports through October 2000 are completed. We cannot be sure that we have accurately evaluated this liability and estimated an appropriate reserve.

PPS Payment Adjustments Reserve. The remaining balance of $1.0 million is related to notice from CMS that it intends to seek recovery of overpayments that were made for patients who had, within 14 days of a readmission to home health prior to the expiry of 60 days from the previous admission date at another home health agency, been discharged from inpatient facilities, including hospitals, rehabilitation and skilled nursing units for the periods dating from the implementation of the PPS on October 1, 2000 through particular dates in 2003 and 2004. We cannot be sure that we have accurately evaluated this liability and estimated an appropriate reserve.

If we must write off a significant amount of intangible assets or long-lived assets, our earnings will be negatively impacted.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Goodwill was approximately $213.0 million as of December 31, 2006. If we make additional acquisitions, it is likely that we will record additional intangible assets to our consolidated financial statements. We also have long-lived assets consisting of property and equipment and other identifiable intangible assets of $65.7 million as of December 31, 2006, which we review both on a periodic basis as well as when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If a determination that a significant impairment in value of our unamortized intangible assets or long-lived assets occurs, such determination could require us to write off a substantial portion of our assets. Such a write off would negatively affect our earnings.

We depend on the services of our executive officers and other key employees.

Our success depends upon the continued employment of certain members of our senior management team, including our Chairman and Chief Executive Officer, William F. Borne and our President and Chief Operating Officer, Larry R. Graham.

We maintain key employee life insurance of $4.5 million on Mr. Borne's life and have entered into employment agreements with Mr. Borne and Mr. Graham.

Our operations could be affected by natural disasters or terrorist acts.

Our corporate office and a substantial number of our agencies are located in the Southeastern United States and the Gulf Coast Region, increasing our exposure to hurricanes and other natural disasters. The occurrence of natural disasters in the markets in which we operate could not only affect the day-to-day operations of our agencies, but could also disrupt our relationships with patients, employees and referral sources located in the affected areas and, in the case of our corporate office, our ability to provide administrative support services, including, for example, billing and collection services. In addition, any episode of care that is not completed due to the impact of a natural disaster will generally result in lower revenue for the episode. For example, in late August and early September 2005, Hurricanes Katrina and Rita impacted our agencies, employees and patients located in Southern Louisiana and Southern Mississippi. To date, only one of our agencies affected by Hurricanes Katrina and Rita, located in Chalmette, Louisiana, has not reopened. Also, for a period of time after the hurricane, other agencies located in the Louisiana Gulf Coast Region operated at lower capacities and our corporate headquarters was adversely impacted as employees domiciled in affected areas recovered from the disaster. We cannot assure you that hurricanes or other natural disasters will not have a material adverse impact on our business, financial condition or results of operations in the future.

In addition, the occurrence of terrorist acts and the erosion to our business caused by such an occurrence, could adversely affect our profitability. In the affected areas, our offices could be forced to close for limited or extended periods of time.

We may be held responsible for some or all of the $4.2 million liability of a bankrupt subsidiary.

We consolidate the net liabilities of Alliance Home Health, Inc., or Alliance, a bankrupt subsidiary that is no longer in operation, in our consolidated financial statements. Alliance was acquired in 1998 and ceased operations in 1999. Alliance filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001.

On January 29, 2007, a federal judge from the United States Bankruptcy Court in the Northern District of Oklahoma ("bankruptcy court") overseeing the 1998 Chapter 7 federal bankruptcy protection proceedings for Alliance Home Health, Inc. issued an order approving a proposed distribution of funds to creditors. The case is still subject to the issuance of a final closing order, at which time we will be informed of our final obligation, if any. Until such time as the final closing order is issued, we will continue to consolidate the Alliance contingencies that net to a $4.2 million dollar liability.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of health care companies. The market price of our common stock may be influenced by many factors, including:

- our operating and financial performance;
- variances in our quarterly financial results compared to research analyst expectations;
- the depth and liquidity of the market for our common stock;
- future sales of common stock or the perception that sales could occur;
- investor and analyst perception of our business and our prospects;
- developments relating to litigation or governmental investigations;
- changes or proposed changes in health care laws or regulations or enforcement of these laws and regulations, or announcements relating to these matters;
- departure of key personnel;
- changes in the Medicare, Medicaid and private insurance reimbursement rates for home health and hospice;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; or
- general economic and stock market conditions.

In addition, the stock market in general, and the NASDAQ Global Select Market in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of health care provider companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team's attention as well as resources from the operation of our business.

Sales of substantial amounts of our common stock, or the availability of those shares for future sale, could adversely affect our stock price and limit our ability to raise capital.

At December 31, 2006, 25,798,723 shares of our common stock were outstanding. There are 64,144 shares of our common stock that may be issued under our 1998 employee stock purchase plan. As of December 31, 2006, 172,583 shares of our common stock were issuable upon the exercise of stock options which were outstanding but not exercisable, 934,648 shares of our common stock were issuable upon the exercise of stock options which were outstanding and exercisable, and 50,667 shares of our common stock were issuable upon the exercise of outstanding warrants. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public or the perception that substantial sales could occur. These sales also may make it more difficult for us to sell common stock in the future to raise capital.

In the past we have had to defend class action lawsuits, and there is no assurance that we will not face similar suits in the future that could require us to pay substantial damage awards.

On August 23 and October 4, 2001, two class action lawsuits, which were later consolidated, were filed on behalf of all purchasers of our common stock between November 15, 2000 and June 13, 2001, against us and three of our executive officers, in the United States District Court for the Middle District of Louisiana. The suits sought damages based on the decline in our stock price following an announced restatement of earnings for the fourth quarter of 2000 and first quarter of 2001, alleging that our management knew or were reckless in not knowing the facts giving rise to the restatement. On June 28, 2006, we entered into a settlement agreement for $350,000 with the ten individual plaintiffs in these two lawsuits. On July 5, 2006, the United States District Court for the Middle District of Louisiana issued an order dismissing the consolidated lawsuits. We cannot assure you that we will not face similar suits in the future that could have a material adverse impact on our financial condition or results of operations.

Our Board of Directors may use anti-takeover provisions or issue stock to discourage control contests.

Our Certificate of Incorporation currently authorizes us to issue up to 30,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. Our Board of Directors may cause us to issue additional stock to discourage an attempt to obtain control of the Company. For example, shares of stock could be sold to purchasers who might support the Board of Directors in a control contest or to dilute the voting or other rights of a person seeking to obtain control. In addition, the Board of Directors could cause us to issue Preferred Stock entitling holders to:

- vote separately on any proposed transaction;
- convert preferred stock into common stock;
- demand redemption at a specified price in connection with a change in control; or
- exercise other rights designed to impede a takeover.

The issuance of additional shares may, among other things, dilute the earnings and equity per share of our common stock and the voting rights of common stockholders.

We have implemented other anti-takeover provisions or provisions that could have an anti-takeover effect, including: (1) advance notice requirements for director nominations and stockholder proposals and (2) a stockholder rights plan, also known as a "poison pill." These provisions, and others that the Board of Directors may adopt hereafter, may discourage offers to acquire us and may permit our Board of Directors to choose not to entertain offers to purchase us, even if such offers include a substantial premium to the market price of our stock. Therefore, our stockholders may be deprived of opportunities to profit from a sale of control.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Baton Rouge, Louisiana in a building that we own that consists of approximately 110,000 square feet.

Typically, our home health and hospice agencies are located in leased facilities. Generally, the leases have initial terms of three years, but range from one to six years. Most of the leases contain options to extend the lease period for up to five additional years.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by our insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.

Alliance Home Health, Inc.

Alliance Home Health, Inc. ("Alliance"), one of our wholly owned subsidiaries, was acquired in 1998 and ceased operations in 1999. Alliance filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma on September 29, 2000. A trustee was appointed for Alliance in 2001.

On January 29, 2007, a federal judge from the United States Bankruptcy Court in the Northern District of Oklahoma ("bankruptcy court") overseeing the 1998 Chapter 7 federal bankruptcy protection proceedings for Alliance Home Health, Inc. issued an order approving a proposed distribution of funds to creditors. The case is still subject to the issuance of a final closing order, at which time we will be informed of our final obligation, if any. Until such time as the final closing order is issued, we will continue to consolidate the Alliance contingencies that net to a $4.2 million dollar liability.

Corporate Integrity Agreement

In 1999, we uncovered certain improprieties stemming from the unauthorized conduct of an agency director in an agency we had acquired in Monroe, Louisiana. We self-reported these improprieties to the Office of Inspector General ("OIG") and following an extensive series of audits, reached a settlement with the Federal government in August 2003, whereby we agreed to repay approximately $1.2 million to the government in three annual payments, the last of which we made in August 2005. As part of the settlement, we also executed the Corporate Integrity Agreement ("CIA"), a three-year arrangement which required, among other things, that we (1) maintain our training and compliance programs; (2) provide additional, specific training in certain areas; (3) conduct annual, independent audits of the Monroe agency; and (4) make timely disclosure of, and repay, overpayments resulting from any potential fraud or abuse of which we became aware. The term of the CIA expired on August 11, 2006. Notwithstanding this expiration, we have trailing obligations under the CIA. For example, we are required to submit final annual reports and audits, must grant the OIG inspection and review rights for 120 days post-filing of the final annual report, and must retain records of our compliance with the CIA through August 2010.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our stockholders in the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been traded on the NASDAQ Global Select Market ("NASDAQ") since April 2002.

On November 22, 2006, we sold, through a public offering, 3.0 million shares of our common stock at a per common share price of $41.50 (before giving effect for our four-for-three stock split). Our Board of Directors approved a four-for-three split of our common stock, effective November 27, 2006, in the form of a 33 ⅓% stock dividend. Each stockholder of record at the close of business on November 27, 2006, received one additional share for every three outstanding shares held. Any fractional shares resulting from the stock split were rounded up such that one whole share of common stock was delivered to any stockholder of record in lieu of a fractional share.

The following table sets forth the range of high and low sales prices for our common stock, as adjusted for the four-for-three split of our common stock, for the periods indicated as reported on NASDAQ:

	Price Range of Common Stock	
	High	Low
Year Ended December 31, 2006:		
First Quarter	$35.25	$22.85
Second Quarter	29.86	24.05
Third Quarter	31.97	25.80
Fourth Quarter	33.68	28.61
Year Ended December 31, 2005:		
First Quarter	$25.94	$20.15
Second Quarter	28.22	21.08
Third Quarter	33.32	26.58
Fourth Quarter	35.74	24.64

Holders. As of February 7, 2007, there were approximately 680 holders of record of our common stock.

Dividends. We have not declared or paid any cash dividends on our common stock or any other of our securities and do not expect to pay cash dividends for the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Future decisions concerning the payment of dividends will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as the board of directors, in its sole discretion, may consider relevant.

Equity Compensation Plan Information:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security stockholders	1,157,898	$16.05	1,889,487

We do not maintain any equity compensation plans that were not approved by our stockholders.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below is derived from audited financial statements for each of the years ended December 31, 2002 through December 31, 2006. It should be read in conjunction with the consolidated financial statements and related notes attached hereto, the information set forth under Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and other financial information that is included as a part of this filing.

	2006	2005	2004	2003	2002
	(Amounts in thousands, except per share data)				
Statement of Operations Data:					
Net service revenue	$541,148	$381,558	$227,089	$142,473	$129,424
Cost of service revenue, excluding depreciation and amortization	235,458	163,032	96,078	58,554	58,244
General and administrative expenses, excluding depreciation and amortization	229,928	161,451	93,507	66,509	61,753
Depreciation and amortization	10,106	6,973	4,126	3,072	2,947
Operating income	65,656	50,102	33,378	14,338	6,480
Other expense, net	(3,759)	(1,362)	(19)	(711)	(9,013)
Income tax (expense) benefit	(23,642)	(18,638)	(12,855)	(5,220)	3,285
Income from continuing operations	$ 38,255	$ 30,102	$ 20,504	$ 8,407	$ 752
Income from continuing operations per diluted share (1)	$ 1.72	$ 1.41	$ 1.14	$ 0.63	$ 0.06

(1) All years presented have been adjusted to reflect our four-for-three stock split that became effective November 2006.

	2006	2005	2004	2003	2002
	(Amounts in thousands)				
Balance Sheet Data:					
Total current assets	$179,205	$ 92,340	$118,890	$ 49,596	$ 23,223
Total assets	463,756	339,997	199,733	92,473	58,959
Total current liabilities	81,918	96,738	41,976	34,018	31,755
Total long-term obligations	17,831	50,660	9,284	7,056	10,241
Total stockholders' equity	364,007	192,599	148,473	51,399	16,963

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this Report and with the Risk Factors. The discussion contains forward-looking statements that involve risks and uncertainties. For a detailed discussion on this topic, refer to our opening comments at the beginning of this Form 10-K.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, collectibility of accounts receivable, reserves related to insurance and litigation, intangible assets and contingencies. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may vary from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Amedisys, Inc. and our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in these consolidated financial statements. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition.

Revenues

We earn revenues through our home health and hospice agencies by providing a variety of services in the homes of our patients. We are dependent on reimbursement from Medicare for a significant portion of our revenues. We derived approximately 93% of our net service revenue from the Medicare system and the remaining 7% from Medicaid, private insurance companies and private payors for each of the years ended December 31, 2006, 2005 and 2004.

Medicare Revenue Recognition

On October 1, 2000, Medicare began paying home health providers at fixed, predetermined rates for services and supplies bundled into 60-day episodes of home health care. An episode of home health care spans a 60-day period, starting with the first day a billable visit is furnished to a Medicare beneficiary and ending 60 days later. If a patient is still in treatment on the 60th day, a new episode begins on the 61st day regardless of whether a billable visit is rendered on that day and ends 60 days later. The first day of a consecutive episode, therefore, is not necessarily the new episode's first billable visit. A base episode payment is established by the Medicare Program through federal legislation for all episodes of care, as follows:

Period	Base episode payment (1)
October 1, 2003 through March 31, 2004	$2,231
April 1, 2004 through December 31, 2004	2,213
January 1, 2005 through December 31, 2006 (2)	2,264
January 1, 2007 through December 31, 2007	2,339

(1) The actual episode payment rates, as presented in the table, vary depending on the home health resource groups ("HHRGs") to which Medicare patients are assigned and the per episode payment is typically reduced or increased by such factors as the patient's clinical, functional, and services utilization characteristics.

(2) As further described in Recent Developments, on November 9, 2006, CMS announced a 3.3% increase to Medicare home health rates for episodes ending on or after January 1, 2007 and before January 1, 2008. Our episodes that began prior to December 31, 2006 but will not conclude until subsequent to December 31, 2006 will be reimbursed at the rate in effect for 2007.

Under the Prospective Payment System ("PPS") for Medicare reimbursement, net revenues are recorded based on a reimbursement rate that varies based on the severity of the patient's condition, service needs and other factors. Net revenues are recorded as services are rendered to patients over the 60-day episode period. At the end of each month, a portion of our revenue is estimated for episodes in progress.

Medicare reimbursement, on an episodic basis, is subject to adjustment if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60-day episodic period. Revenue recognition under the Medicare reimbursement program is based on certain variables including, but not limited, to: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. Adjustments to revenue result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk.

Revenue recognition for episodes in progress is estimated based upon historical trends. We continuously compare the estimated Medicare reimbursement amounts recorded to the actual Medicare reimbursement received. Historically, any difference between estimated amounts recorded and actual amounts received from Medicare has been immaterial. Management believes based on information available and our judgment that changes to one or more of the factors that impact the accounting estimate, which are reasonably likely to occur from period to period, will not materially impact our reported financial results, our liquidity or our future financial results.

Deferred revenue of approximately $26.1 million and $26.9 million relating to the Medicare PPS program was included as a reduction to our accounts receivable in the consolidated balance sheets as of December 31, 2006 and December 31, 2005, respectively, since only a nominal amount of deferred revenue represents cash collected in advance of providing services.

Hospice Revenue Recognition

Hospice services are generally billed to Medicare weekly for discharged patients and monthly for ongoing care. Each hospice provider is subject to payment caps for inpatient services, and the cap is based on inpatient days that cannot exceed 20% of all Medicare hospice days.

Overall Medicare reimbursement is also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of each hospice cap period. On a monthly and quarterly basis, we estimate our potential cap exposure using information available for both inpatient day limits as well as per beneficiary cap amounts. The total cap amount for each provider is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount that is indexed for inflation. The per beneficiary cap amount was $20,585 for the twelve month period ending October 31, 2006. In August 2006, CMS announced a 3.4% rate increase for the twelve-month period beginning November 1, 2006. Any amounts received in excess of the beneficiary cap must be refunded to Medicare within fifteen days.

We have settled all years through October 31, 2005 without exceeding any of the cap limits and believe that, based upon our calculations and historical experience, we have not exceeded any of the cap limits and will have no amounts due the fiscal intermediary for the cap period ending October 31, 2006, which is expected to be settled in mid-2007.

Management believes that changes to one or more of the factors that impact the accounting estimate for hospice revenue, which are reasonably likely to occur from period to period, will not materially impact our reported financial results, our liquidity or our future financial results.

Medicaid Revenue Recognition

Medicaid, a program jointly funded by federal, state, and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. Revenue is recognized ratably over the period in which services are provided.

Private Insurance Companies and Private Payor Revenue Recognition

We have entered into agreements with third party payors that provide payments for services rendered at amounts different from established rates. Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to our established rates or estimated reimbursement rates, as applicable. Allowances and contractual adjustments are recorded for the difference between the established rates and the amounts estimated to be payable by third parties and are deducted from gross revenue to determine net service revenue. Net service revenue is the estimated net amounts realizable from patients, third party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements. Revenue is recorded as services are rendered and is based upon discounts from established rates. We receive less than one percent of our net revenues from patients who are either self-insured or are obligated for an insurance co-payment.

Collectibility of Accounts Receivable

In the year ended December 31, 2006, our accounts receivable increased, net of the allowance for doubtful accounts, from $68.1 million at December 31, 2005 to $74.9 million, and days revenue outstanding decreased from 62.3 days at December 31, 2005 to 52.9 days. The improvement in days revenue outstanding was due primarily to the collection of $5.1 million in Medicare payments that had been delayed due to pending Changes of Ownership requirements related to acquired businesses and the write-off of approximately $13.8 million in uncollectible accounts that was fully reserved in the allowance for doubtful accounts. This was partially offset by collection efforts related to hospice reimbursement, which is now a larger portion of our outstanding accounts receivable and is generally subject to slower cash collections in comparison to our home health agencies.

The following schedule details our accounts receivable by payor class, aged based upon initial date of service:

	Current	31-60	61-90	91-120	Over 120	Total
	(Amounts in thousands)					
December 31, 2006 (1)						
Medicare	$ 4,155	$21,941	$15,708	$6,678	$13,377	$ 61,859
Medicaid	1,433	1,588	797	516	2,377	6,711
Private	1,884	2,451	2,280	1,513	8,101	16,229
Total	$ 7,472	$25,980	$18,785	$8,707	$23,855	84,799
Allowance for doubtful accounts						(9,870)
Net accounts receivable						$ 74,929
Days revenue outstanding (2)						52.9
December 31, 2005 (1)						
Medicare	$10,112	$17,894	$11,541	$5,581	$11,608	$ 56,736
Medicaid	1,528	1,467	1,468	746	2,433	7,642
Private	3,537	1,284	1,222	1,090	9,015	16,148
Total	$15,177	$20,645	$14,231	$7,417	$23,056	80,526
Allowance for doubtful accounts						(12,387)
Net accounts receivable						$ 68,139
Days revenue outstanding (2)						62.3

(1) Accounts receivable includes final unbilled amounts of $24.9 million and $15.0 million as of December 31, 2006 and December 31, 2005, respectively, that have been aged based upon initial service date.

(2) Due to our significant acquisitions and our internal growth, our calculation for days revenue outstanding is derived by dividing the ending gross accounts receivable, net of contractual allowances, at December 31, 2006 and 2005 by the average daily net patient revenues for the three-month periods ended December 31, 2006 and 2005, respectively.

The process for estimating the ultimate realization of accounts receivable involves judgment, with the greatest subjectivity relating to non-Medicare accounts receivable. Our collection process begins with a concerted effort to ensure that our billings are accurate.

Medicare

We derive approximately 93% of our net service revenue from Medicare. Our pre-billing process includes an electronic Medicare claim review referred to as a scrubber to improve the quality of filed claims data in an effort to reduce the volume of collection effort on these accounts. A portion of the estimated Medicare prospective payment system reimbursement from each submitted home health episode is received in the form of a request for accelerated payment ("RAP"). We submit a RAP for 60% of the estimated reimbursement for the initial episode at the start of care. The full amount of the episode is billed after the episode has been completed ("final billed"). The RAP received for that particular episode is deducted from the final payment. If a final bill is not submitted within the greater of 120 days from the start of the episode, or 60 days from the date the RAP was paid, any RAPs received for that episode will be recouped by Medicare from any other claims in process for that particular provider. The RAP and final claim must then be re-submitted. For any subsequent episodes of care contiguous with the first episode for a particular patient, we submit a RAP for 50% instead of 60% of the estimated reimbursement. Final payments from Medicare may reflect one of five retroactive adjustments: (a) an outlier payment if the patient's care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider before completing the episode; (d) a change-in-condition adjustment if the patient's medical status changes significantly, resulting in the need for more or less care; or (e) a payment adjustment based upon the level of therapy services required in the population base. Management estimates the impact of these payment adjustments based on historical experience and records this estimate during the period that the services are rendered as a contractual adjustment to revenue. As such, we believe that the amount that is reflected in our accounts receivable accurately represents the amount that we believe will be reimbursed by Medicare.

Non-Medicare

We derive approximately 7% of our net service revenue from non-Medicare providers. Non-Medicare accounts are billed based upon payor requirements and include multiple third party payors. We routinely perform pre-billing reviews to improve the quality of filed claims and in 2006 purchased and are in the process of implementing new software to assist us in improving the quality of electronically submitted claims. To provide for accounts receivable that could become uncollectible in the future, we establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. Our review and evaluation of our non-Medicare accounts includes a detailed review of outstanding balances and special consideration to concentrations of receivables from particular payors or groups of payors with similar characteristics that would subject us to any significant credit risk. Where such groups have been identified, we have given special consideration to both the billing methodology and our evaluation of the ultimate collectibility of such accounts. In addition, the amount of the provision for bad debts is based upon our assessment of historical and expected net collections, business and economic conditions, trends in reimbursement and an evaluation of collectibility based upon the date that the service was provided. Uncollectible accounts are written off when we have determined the account will not be collected. As of December 31, 2006, our provision for uncollectible accounts was $9.9 million. Based upon our best judgment, we believe that this amount adequately provides for accounts that will not be collected.

Insurance

We are obligated for certain costs under various insurance programs, including employee health, workers' compensation and professional liability, and while we maintain various insurance programs to cover these risks, we are self-insured for a substantial portion of our potential claims. We recognize our obligations associated with these costs in the period in which a claim is incurred, including with respect to both reported claims and claims incurred but not reported, up to specified deductible limits. These costs have generally been estimated based on independent actuarial analysis and historical data of our claims experience. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis.

We are self-insured for employee health claims up to contractual policy limits. Claims in excess of $150,000 are insured by a third party insurance carrier. As of both December 31, 2006 and 2005, our accrual for both outstanding and incurred but not reported claims was $2.5 million based upon independent actuarial estimates. As of December 31, 2006 our obligations were partially collateralized by deposits of $0.8 million.

We are self-insured for workers' compensation claims up to $250,000. Claims in excess of $250,000 are insured by a third party insurance carrier. We have elected to either fund our carrier with a letter of credit or a deposit for the purpose of guaranteeing the payment of claims. Our deposits may be depleting or non-depleting. A depleting deposit allows the carrier to draw upon the funds in order to pay the claims. Where we have provided a non-depleting deposit, the carrier invoices us each month for reimbursement of claims that they have paid. As of December 31, 2006 and 2005, our accrual for both outstanding and incurred but not reported claims as determined by an independent actuarial estimate was $8.7 million and $8.4 million, respectively, which $3.4 million and $3.2 million, respectively, is included in Other long-term obligations on our consolidated balance sheet. As of December 31, 2006 and 2005, our obligations were partially collateralized by deposits with the carriers net of claims already paid of $3.2 million and $9.0 million, respectively and outstanding letters of credit totaled $4.8 million and $0.1 million, respectively.

We maintain insurance coverage with per claim deductible limits of $100,000 with respect to professional liability. As of December 31, 2006 and 2005 our accrual for both outstanding claims and incurred but not reported claims was $1.2 million and $1.5 million, respectively, based upon actual claims outstanding and actuarial estimates.

In the case of potential liability with respect to employment and other matters where litigation may be involved, or where no insurance coverage is available, our policy is to use advice from both internal and external counsel as to the likelihood and amount of any potential cost. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis. We maintained reserves of $0.1 million and $0.8 million for all such claims as of December 31, 2006 and 2005, respectively.

The estimate for claims incurred under certain employee-related liabilities has been discounted at the prevailing risk-free rate for government issues of an appropriate duration as of December 31, 2006. All other self-insured liabilities are undiscounted. We maintain directors' and officers' insurance with an aggregate annual limit of $15.0 million.

While we believe that our present insurance coverage and reserves are sufficient to cover currently estimated exposures, there can be no assurance that we will not incur liabilities in excess of recorded reserves or in excess of our insurance limits.

Goodwill and Other Intangible Assets

We perform impairment tests of goodwill and indefinite lived assets as required by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). The impairment analysis requires numerous subjective assumptions and estimates to determine fair value of the respective reporting units as required by SFAS No. 142. We completed our annual impairment review as of October 31, 2006 with the assistance of an independent national valuation firm and determined that no impairment charge was required for our recorded goodwill. Depending on changes in Medicare reimbursement, admissions volume and other factors, we may be required to recognize impairment charges in the future.

Income Taxes

We use the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Our deferred tax calculation requires us to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the period that includes the enactment date. As of December 31, 2006 and 2005, our net deferred tax liabilities were $22.4 million and $7.7 million, respectively, representing an increase of $14.7 million. The increase was primarily related to an increase of $6.5 million related to revenue tax timing differences, an increase of $5.5 million to the deferred tax liability related to property and equipment as a result of accelerated depreciation pursuant to the Gulf Opportunity Zone Act of 2005, and $3.8 million in additional amortization of tax basis goodwill.

Medicare Settlement Issues

Prior to October 1, 2000, reimbursement of Medicare home care services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports that were filed with CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Included in our reserves is a Medicare settlement obligation of a wholly owned subsidiary that is currently in bankruptcy, and it is not clear whether we will have any responsibility for that amount if the debt of the subsidiary is discharged in bankruptcy. Although we believe that established reserves are sufficient, it is possible that adjustments resulting from such audits and the final resolution of our potential obligation related to the bankruptcy could result in adjustments to our consolidated financial statements that are different from our established reserves.

New Accounting Pronouncements

In October 2006, the Financial Accounting Standards Board ("FASB") issued Staff Position No. FAS 123(R)-5, *Amendment of FASB Staff Position 123(R)-1* ("FSP 123(R)-5"). FSP 123(R)-5, which amends FSP 123(R)-1, addresses instruments originally issued as employee compensation and later modified solely to reflect an equity restructuring that occurs when the holders are no longer employees. In that situation, no change in the recognition or measurement (due to change in classification) of those instruments will result if (i) there is no increase in the fair value of the award, or an antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (ii) all holders of the same class of equity instruments are treated in the same manner. The guidance in FSP 123(R)-5 is to be applied in the first reporting period beginning after October 15, 2006 with early adoption allowed for periods for which financial statements have not been issued. We do not believe that the application of this guidance will have a material effect on our consolidated financial statements.

In September 2006, the U.S. Securities and Exchange Commission ("SEC") adopted Staff Accounting Bulletin No. 108 ("SAB 108"), which expresses the SEC's staff views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants consider evaluating errors under both the "rollover" and "iron curtain" approaches to determine if such errors are material, thus requiring a restatement to prior period financial statements. SAB 108 is effective for fiscal years ending on or after November 15, 2006 and allowed the registrant to avoid restating prior period financial statements for such errors that are governed by SAB 108 if the registrant properly disclosed such errors in its financial statement during the period of adoption. We adopted this new standard as of December 31, 2006 and it did not have an impact on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the requirements of this new standard and has not concluded its analysis on the impact to the Company's consolidated financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). This Statement is effective for fiscal years beginning after December 15, 2006, and thus will be adopted during the first quarter of 2007. FIN 48 provides a two-step approach to recognize and measure tax benefits when the benefits' realization is uncertain. The first step is to determine whether the benefit is to be recognized; the second step is to determine the amount to be recognized. Income tax benefits should be recognized when, based on the technical merits of a tax position, the entity believes that if a dispute arose with the taxing authority and were taken to a court of last resort, it is more likely than not (i.e. a probability of greater than 50 percent) that the tax position would be sustained as filed. If a position is determined to be more likely than not of being sustained, the reporting enterprise should recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. The cumulative effect of applying the provisions of FIN 48 upon adoption will be reported as an adjustment to beginning retained earnings. We have assessed the effect of the adoption of FIN 48 and have concluded that the effect of the adoption will not have a material impact on our consolidated financial statements.

Overview

We are a multi-state provider of home health and hospice services. As of December 31, 2006, we operated 261 Medicare-certified home health agencies and 14 Medicare-certified hospice agencies in 19 states primarily located in the Southern and Southeastern United States. We are highly dependent on our relationship with Medicare and a material portion of our business is subject to the government regulation of Medicare. We derived approximately 93% of our net service revenue from the Medicare system and the remaining 7% from Medicaid, private insurance companies and private payors for each of the years ended December 31, 2006, 2005, and 2004.

Our operating results for the years presented are not comparable primarily due to our rapid growth. We added 55 home health and hospice agencies in 2006 through internal growth and acquisition and added 111 home health and hospice agencies in 2005 through internal growth and acquisition. We summarize our acquisitions for 2006 in Recent Developments and summarize our 2005 acquisitions in Note 2 to our consolidated financial statements.

Recent Developments

On October 24, 2006, our Board of Directors declared a four-for-three split of our common stock, effective November 27, 2006, in the form of a 33 1/3% stock dividend. Each stockholder of record at the close of business on November 27, 2006, received one additional share for every three outstanding shares held on the record date.

On November 9, 2006, CMS announced a 3.3% increase to Medicare home health rates for episodes ending on or after January 1, 2007 and before January 1, 2008, which will increase the base payment rate to $2,339. In addition, CMS announced the elimination of the 5% rural add on, an additional stipend that we receive for patients in approximately 20% of our markets for episodes beginning after December 31, 2006. Further, 2% of the proposed 3.3% increase is contingent upon home health providers reporting ten clinical quality measures through Outcome and Assessment Information Set ("OASIS"). CMS has collected and published OASIS data since 2003 and has indicated that it is considering using this data to reward providers with superior outcomes. We collect and submit OASIS data for all of our Medicare episodes and believe we provide high-quality services. Based upon a historical trend study evaluating approximately 170,000 episodes during the period October 1, 2005 through September 30, 2006, we believe that the change in the Medicare reimbursement rate will positively impact our Medicare revenues by 1.7% to 1.3% in 2007.

On November 22, 2006, we sold, through a public offering, 3.0 million shares of our common stock at a per common share price of $41.50 (before giving effect for our four-for-three stock split). Our net proceeds from this offering were approximately $118.0 million, after deducting estimated underwriting discounts and offering expenses of approximately $6.5 million. We used $43.1 million of the proceeds to pay in full and terminate the term loan portion of our senior credit facility with Wachovia Bank, N.A ("Wachovia"). We plan to use the remaining proceeds for general corporate purposes, including working capital and possible acquisitions. In conjunction with this event, we expensed $1.0 million in unamortized deferred financing fees.

On December 20, 2006, we terminated our revolving credit facility with Wachovia that consisted of a $25.0 million revolving credit facility and up to $5.0 million in letters of credit. We incurred no penalties as a result of the termination. As of the date of termination, we had $4.8 million in letters of credit outstanding and had no amount borrowed against the revolving credit facility. Upon termination of the credit facility, we entered into a separate agreement with Wachovia to retain our letters of credit. In conjunction with this event, we expensed $0.3 million in unamortized deferred financing fees.

We added 17 home health agencies through a series of acquisitions in 2006. We also opened 36 new home health agencies and 2 new hospice agencies. We refer to the opening of new locations as start-ups. Each of the following acquisitions was completed in order to pursue our strategy of achieving market prominence in the Southern and Southeastern United States by expanding our service base and enhancing our position in certain geographic areas as a leading provider of home health services. The purchase price of each acquisition was determined based on our analysis of comparable acquisitions and expected cash flows. Goodwill generated from the acquisitions was recognized given the expected contributions of each acquisition to the overall corporate strategy. Each of the acquisitions completed was accounted for as a purchase and is included in our financial statements from the respective acquisition date.

Summary of 2006 Acquisitions

On November 1, 2006, we acquired certain assets and certain liabilities of a home health agency in Arizona for approximately $2.0 million. In connection with this acquisition, we recorded substantially the entire purchase price as goodwill ($1.9 million) and other intangibles ($0.1 million).

On October 1, 2006, we acquired certain assets and certain liabilities of two home health agencies in Missouri for approximately $2.9 million and one home health agency in Ohio for approximately $0.2 million. In connection with these acquisitions, we recorded substantially the entire purchase price as goodwill ($2.8 million) and other intangibles ($0.3 million).

On August 8, 2006, we acquired certain assets and certain liabilities of a home health agency in North Carolina for a total cash purchase price of $1.5 million. In connection with this acquisition, we recorded substantially the entire purchase price as goodwill ($1.3 million) and other intangibles ($0.2 million).

On June 1, 2006, we acquired certain assets and certain liabilities of three home health agencies in West Virginia for a total purchase price of $3.3 million, which was recorded as goodwill ($2.6 million) and other intangible assets ($0.7 million).

On April 1, 2006, we acquired certain assets and certain liabilities of one home health agency in South Carolina for a total purchase price of $3.2 million. We recorded substantially the entire purchase price as goodwill ($2.8 million) and other intangibles ($0.4 million).

On February 1, 2006, we acquired the certificate of need ("CON") of a single home health agency in South Carolina for a total purchase price of $0.2 million. On January 5, 2006, we acquired certain assets of seven home health agencies in central Oklahoma for a total purchase price of $2.7 million. On January 5, 2006, we also acquired certain assets of an Oklahoma-based therapy-staffing agency for a total purchase price of $2.5 million. In connection with these acquisitions, we recorded substantially the total aggregated purchase price as goodwill ($4.8 million) and other intangibles ($0.2 million).

Results of Operations

Years Ended December 31, 2006 and 2005

Net Service Revenue

We are dependent on Medicare for a significant portion of our revenue. Approximately 93% of our net service revenue for each of the years ended December 31, 2006 and 2005, was derived from Medicare.

The following table summarizes our net service revenue growth (Amounts in millions):

	Year ended December 31, 2005	Year ended December 31, 2006		
		Base/Start-ups	Acquisitions	Total
Medicare revenue:				
Home health agencies	$335.0	$412.2	$57.4	$469.6
Hospice agencies	19.1	20.5	12.3	32.8
	354.1	432.7	69.7	502.4
Non-Medicare revenue:				
Home health agencies	25.2	29.6	5.8	35.4
Hospice agencies	2.3	2.1	1.2	3.3
	27.5	31.7	7.0	38.7
Total revenue:				
Home health agencies	360.2	441.8	63.2	505.0
Hospice agencies	21.4	22.6	13.5	36.1
	$381.6	$464.4	$76.7	$541.1

Our net service revenue increased $159.5 million, primarily as a result of our internal growth and acquisitions. Internal growth from our base business, inclusive of start-ups, increased $82.8 million, primarily as a result of increased admissions. In addition, our acquisitions, as detailed in Note 2 to our consolidated financial statements, added $76.7 million in revenue.

The following table summarizes our growth in home health patient admissions:

	Year ended December 31, 2005	Year ended December 31, 2006		
		Base/Start-ups	Acquisitions	Total
Admissions:				
Medicare	80,708	90,899	14,840	105,739
Non-Medicare	18,934	22,422	2,885	25,307
	99,642	113,321	17,725	131,046

Cost of Service

Our cost of service consists of salaries and related payroll tax expenses, transportation expenses (primarily reimbursed mileage), and supplies and services expenses (including payments to contract therapists) associated with our direct care employees in our agencies. The following summarizes our visit and cost per visit information (Amounts in millions):

	Year ended December 31, 2005	Year ended December 31, 2006		
		Base/Start-ups	Acquisitions	Total
Cost of service, excluding depreciation and amortization:				
Home health	$ 151.2	$ 187.4	$ 28.1	$ 215.5
Hospice	11.8	19.9	0.1	20.0
Total	$ 163.0	$ 207.3	$ 28.2	$ 235.5
Home health:				
Visits during the period:				
Medicare	2,089,524	2,670,742	348,364	3,019,106
Non-Medicare	275,363	352,182	66,593	418,775
Total	2,364,887	3,022,924	414,957	3,437,881
Home health cost per visit (1)	$ 63.94	$ 61.99	$ 67.72	$ 62.68

(1) We calculate home health cost per visit as home health cost of service divided by total home health visits during the period.

Of the $72.5 million increase in cost of service, $28.2 million related to acquisitions. The remaining $44.3 million was primarily related to admission and visit growth with increases of $41.9 million in labor, taxes and benefits and $2.7 million in travel, which was slightly offset by a $0.3 million decrease in supplies. Typically, our acquisitions take up to 18 to 24 months to reach the labor efficiencies of existing operations.

General and Administrative Expenses

Our general and administrative expenses include salaries and related payroll tax expenses for all non-direct care employees, benefits expense and non-cash compensation for all employees, rent and utilities, supplies and services, deprecation and amortization and our provision for bad debts. General and administrative salaries, taxes and benefits was $133.3 million for the year ended December 31, 2006 as compared to $93.1 million during the year ended December 31, 2005, representing an increase of $40.2 million. This increase is primarily attributable to increased personnel costs of $23.4 million related to additional agency administrative staff necessitated by our internal growth and acquisitions and an increase of $16.8 million in our corporate administrative staff including a $7.6 million increase in the cost of providing health insurance and other benefits.

Non-cash compensation expense was $2.6 million in the year ended December 31, 2006 as compared to $0.4 million during the year ended December 31, 2005, representing an increase of $2.2 million. This increase is primarily attributable to costs associated with our adoption of SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)") under the modified prospective method. The adoption of SFAS No. 123(R) requires the recognition of stock-based compensation related to stock options in our results of operations for 2006, as compared to the same period of 2005 when we accounted for this stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"). As of December 31, 2006, there was $1.0 million of unrecognized compensation costs related to stock option payments which is expected to be recognized over a weighted-average period of 1.8 years and $2.1 million of unrecognized compensation costs related to unvested stock payments which is expected to be recognized over a weighted average period of 3.8 years. No stock option shares were awarded during the year ended December 31, 2006.

Other general and administrative expenses were $94.1 million in the year ended December 31, 2006 as compared to $68.0 million during the year ended December 31, 2005, representing an increase of $26.1 million. The increase was primarily attributable to an increase of $6.3 million in bad debt expense that was growth related and included the impact of billing and collections for patients initially admitted as Medicare and later determined to be covered by other insurance carriers including HMO Advantage programs; growth-related increases of $5.0 million in contract services, $3.5 million in supplies, $2.9 million in travel and $8.3 million in rent and utilities.

Depreciation and Amortization

Depreciation and amortization increased to $10.1 million in the year ended December 31, 2006 from $7.0 million during the year ended December 31, 2005, representing an increase of $3.1 million and, with the exception of $0.6 million of accelerated depreciation that related to our former corporate headquarters, is primarily growth related.

Other Expense, Net

Other expense was $3.8 million in the year ended December 31, 2006 as compared to $1.4 million during the year ended December 31, 2005, representing an increase of $2.4 million and is primarily attributable to the amounts of cash and debt outstanding during each of the years and the expensing of $1.3 million in deferred financing fees on our outstanding debt that was repaid. In July 2005, we entered into a $75.0 million senior credit facility primarily to finance our acquisition activities that included a $50.0 million term loan and a $25.0 million revolver. We paid in full and terminated our senior credit facility in November 2006 in conjunction with the issuance of 3.0 million shares of our common stock (prior to giving consideration to our four-for-three stock split). As of December 31, 2006, we owed $5.3 million that consisted of promissory notes and capital leases and as of December 31, 2005, owed $53.2 million that consisted of our senior credit facility, promissory notes and capital leases.

Income Tax Expense

Income tax expense was $23.6 million in the year ended December 31, 2006 as compared to $18.6 million during the year ended December 31, 2005, representing an increase of $5.0 million, and is primarily attributable to an increase in income before taxes and a decrease in the estimated income tax rate. Our income before taxes and estimated income tax rate was $61.9 million and 38.20% for the year ended December 31, 2006 and $48.7 million and 38.24% for the year ended December 31, 2005.

Years Ended December 31, 2005 and 2004

We added, after giving consideration to the merger of existing locations, a net total of 75 home health agencies and 9 hospice agencies through a series of acquisitions in 2005. We also opened 25 new home health agencies and 2 new hospice agencies. As of December 31, 2005, we operated 208 Medicare-certified home health agencies and 13 Medicare-certified hospice agencies in 16 states primarily located in the Southern and Southeastern United States.

Our operating results for the years presented may not appear comparable primarily as a result of our rapid growth.

Net Service Revenue

We are dependent on Medicare for a significant portion of our revenue. Approximately 93% of our net service revenue for each of the years ended December 31, 2005 and 2004 was derived from Medicare.

The following table summarizes our net service revenue growth (Amounts in millions):

	Year ended December 31, 2004	Year ended December 31, 2005		
		Base/Start-ups	Acquisitions	Total
Medicare revenue:				
Home health agencies	$207.4	$274.9	$60.1	$335.0
Hospice agencies	3.0	5.7	13.4	19.1
	210.4	280.6	73.5	354.1
Non-Medicare revenue:				
Home health agencies	15.7	15.2	10.0	25.2
Hospice agencies	1.0	1.0	1.3	2.3
	16.7	16.2	11.3	27.5
Total revenue:				
Home health agencies	223.1	290.1	70.1	360.2
Hospice agencies	4.0	6.7	14.7	21.4
	$227.1	$296.8	$84.8	$381.6

Our net service revenue increased $154.5 million primarily as a result of our internal growth and acquisitions. Our internal growth from our base business, inclusive of start-ups, increased $69.7 million, primarily as a result of increased admissions. In addition, our acquisitions, as detailed in Note 2 to our consolidated financial statements, added $84.8 million in revenue.

The following table summarizes our growth in home health patient admissions:

	Year ended December 31, 2004	Year ended December 31, 2005		
		Base/Start-ups	Acquisitions	Total
Admissions:				
Medicare	51,400	60,867	19,841	80,708
Non-Medicare	10,300	10,701	8,233	18,934
	61,700	71,568	28,074	99,642

Cost of Service

Our cost of service consists of salaries and related payroll tax expenses, transportation expenses (primarily reimbursed mileage), and supplies and services expenses (including payments to contract therapists) associated with our direct care employees in our agencies. The following summarizes our visit and cost per visit information (Amounts in millions):

	Year ended December 31, 2004	Year ended December 31, 2005		
		Base/Start-ups	Acquisitions	Total
Cost of service, excluding depreciation and amortization:				
Home health	$ 93.0	$ 116.3	$ 34.9	$ 151.2
Hospice	3.1	4.3	7.5	11.8
Total	$ 96.1	$ 120.6	$ 42.4	$ 163.0
Home health:				
Visits during the period:				
Medicare	1,349,936	1,749,168	340,356	2,089,524
Non-Medicare	164,064	171,167	104,196	275,363
Total	1,514,000	1,920,335	444,552	2,364,887
Home health cost per visit (1)	$ 61.43	$ 60.56	$ 78.51	$ 63.94

(1) We calculate home health cost per visit as home health cost of service divided by total home health visits during the period.

Cost of service revenue for the year ended December 31, 2005 increased by $66.9 million as compared to the same period in 2004. Of this increase, $8.7 million is attributable to the hospice business. The balance of the increase, $58.2 million, is attributable to an increase of approximately 0.9 million home health visits in 2005 to a total of approximately 2.4 million, representing a 55.9% increase over the prior year, and by a 4.1% increase in the cost per visit. The 4.1% increase in the cost per visit is attributable to higher rates of pay and benefits for visiting staff, including those at the acquired locations. Typically, our acquisitions take up to 18 to 24 months to reach the labor efficiencies of existing operations.

Excluding the hospice business, cost of service revenue as a percent of net service revenue, increased approximately 0.1%, in large part due to the increased cost per visit as described above.

General and Administrative Expenses, Depreciation and Amortization, and Non-Cash Compensation

Our general and administrative expenses include salaries and related payroll tax expenses for all non-direct care employees, benefits expense and non-cash compensation for all employees, rent and utilities, supplies and services, deprecation and amortization and our provision for bad debts.General and administrative expenses, inclusive of depreciation and amortization and non-cash compensation, was $168.4 million for the year ended December 31, 2005 as compared to $97.6 million during the year ended December 31, 2004, representing an increase of $70.8 million. This increase is primarily attributable to $35.6 million of general and administrative expenses incurred by our acquisitions finalized since January 1, 2005. The remaining balance of $35.2 million includes: increased personnel costs of $14.9 million related to additional operational and corporate staff necessitated by our internal growth and acquisitions; other increases of $7.8 million, including increases with respect to supplies, rent, and professional fees; a $2.4 million increase in depreciation and amortization, primarily as a result of higher amortization associated with intangible assets attributable to the acquisitions; and an increase in travel and related costs of $5.5 million, particularly with respect to operational and corporate training meetings and new employee orientation sessions undertaken for all employees. Non-cash compensation expense was $0.4 million in the year ended December 31, 2005 as compared to $31,000 during the year ended December 31, 2004, representing an increase of $0.4 million and related primarily to the number of options that we issued in each of the years. Depreciation and amortization increased to $7.0 million in the year ended December 31, 2005 from $4.1 million during the year ended December 31, 2004, representing an increase of $2.9 million and is primarily growth related.

Other Expense, Net

Net other expense increased to $1.4 million for the twelve months ended December 31, 2005 as compared to $19,000 in 2004. This increase in net other income and expense is primarily attributable to a $2.4 million current year increase in interest expense due to increased levels of debt offset by a $0.9 million increase in interest income from increased levels of cash and cash equivalents and a $0.1 million increase in miscellaneous expense.

Income Tax Expense

Income tax expense of $18.6 million and $12.9 million was recorded for the twelve months ended December 31, 2005 and 2004, respectively. An effective income tax rate of approximately 38.24% and 38.5% was recorded for the years ended December 31, 2005 and 2004, respectively.

Liquidity and Capital Resources

Cash Flows

Operating Activities. Cash provided by operating activities was $43.1 million in 2006. This primarily consisted of net income of $38.3 million that was increased by $16.5 million in deferred income taxes, $11.4 million in bad debts, $10.1 million in depreciation and amortization, $2.6 million in non-cash compensation, $1.7 million related to the amortization and write-off of debt issuance costs associated with the retirement of our senior credit facility and $0.4 million of other increases. This was partially offset by a decrease of $37.9 million in working capital that included a $18.6 million growth related increase in accounts receivable and the payment of $18.8 million of 2005 Hurricane Katrina related payroll tax deferrals paid in 2006. Cash provided by operations was $43.5 million and $29.7 million for 2005 and 2004, respectively.

Investing Activities. Cash used in investing activities was $48.1 million for 2006. This primarily consisted of $14.1 million related to our acquisitions, $29.3 million in capital asset purchases including our new corporate headquarters ($13.8 million) and PoC system ($3.4 million), and $4.8 million in restricted cash that is related to workers' compensation letters of credit. Cash used in investing activities was $132.7 million and $67.0 million for 2005 and 2004, respectively.

Financing Activities. Cash provided by financing activities was $72.0 million for 2006. Increases were primarily related to $118.0 million raised through our equity offering, net of issuance costs, and $6.0 million related to the issuance of stock options, warrants and employee stock purchases, inclusive of tax benefits. This was partially offset by the payment of $52.0 million for long-term obligations that included the payment in full and termination of our senior credit facility that occurred in conjunction with our equity offering. Cash provided by financing activities was $48.7 million and $65.7 million for 2005 and 2004, respectively.

Liquidity

As of December 31, 2006, we had $89.0 million in cash and cash equivalents inclusive of $4.8 million in restricted cash primarily related to workers' compensation letters of credit and owed $4.6 million in promissory notes that we incurred as a result of our acquisitions, as discussed in Recent Developments.

On November 22, 2006, we sold, through a public offering, 3.0 million shares of our common stock at a per common share price of $41.50 (before giving effect for our four-for-three stock split). Our net proceeds from this offering were approximately $118.0 million, after deducting estimated underwriting discounts and offering expenses of approximately $6.5 million. We used $43.1 million of the proceeds to pay down and extinguish the term loan portion of our senior secured credit facility. We plan to use the remaining proceeds for general corporate purposes, including working capital and possible acquisitions.

On December 20, 2006, we terminated our revolving credit facility with Wachovia that consisted of a $25.0 million revolving credit facility and up to $5.0 million in letters of credit. We incurred no penalties as a result of the termination. As of the date of termination, we had no borrowings against our revolver and $4.8 million in letters of credit outstanding that were primarily associated with our workers' compensation self-insurance. Upon termination of the credit facility, we entered into a separate agreement with Wachovia to retain our letters of credit.

Based on operating forecasts, we believe that we will have sufficient cash to fund our operations, debt service and capital requirements over the next twelve months.

Contractual Obligations and Medicare Liabilities

Our future contractual obligations at December 31, 2006 were as follows:

	Payments due by period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(Amounts in thousands)				
Promissory notes	$ 4,934	$ 3,124	$ 1,810	$ —	$—
Capital leases	810	364	399	47	—
Operating leases	33,951	11,796	20,651	1,504	—
Medicare liabilities	6,139	6,139	—	—	—
	$45,834	$21,423	$22,860	$1,551	$—

Prior to the implementation of PPS on October 1, 2000, we recorded Medicare revenue at the lower of actual costs that considered per visit cost limit or a per beneficiary cost limit on an individual provider basis. Under the previous Medicare cost-based reimbursement system, ultimate reimbursement under the Medicare program was determined upon final settlement of the annual cost reports. As of December 31, 2006, we estimate an aggregate payable to Medicare of $6.1 million for these cost reports for periods prior to October 1, 2000 that have not been settled, all of which is reflected as a current liability. Included in our Medicare payable is a $3.1 million obligation of a subsidiary that is being liquidated under bankruptcy. We continue to evaluate whether we will have any responsibility for the payment of the $3.1 million if the debt of the subsidiary is discharged in bankruptcy, but have been unable to arrive at a definitive determination.

Inflation

We believe that inflation has not significantly impact our results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements are listed under Item 15(a) of this annual report and are filed as part of this report on the pages indicated.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to our Company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2006, we conducted an evaluation under the supervision and with the participation of our management, including our principal executive and principal financial officers, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

Based on this evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring

Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Controls

There have been no changes in our internal control procedures over financial reporting that have occurred during the quarter ended December 31, 2006 that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm—Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Amedisys, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Amedisys, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Amedisys, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Amedisys, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Amedisys, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amedisys, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated income statements, statements of stockholders' equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 19, 2007, expressed an unqualified opinion on those consolidated financial statements. Our report contains an explanatory paragraph that states that effective January 1, 2006, Amedisys, Inc. adopted Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment.*

/s/ KPMG LLP

Baton Rouge, Louisiana
February 19, 2007

PART III

Certain information required by Part III is omitted from this Report and incorporated herein by reference to our definitive Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934 (the "Proxy Statement") for our 2006 Annual Meeting of Stockholders to be held June 7, 2007. We anticipate that we will file our Proxy Statement no later than 120 days after the end of the year covered by this Report.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table presents information with respect to our executive officers:

Name	Age	Capacity
William F. Borne	49	Chief Executive Officer
Larry R. Graham	41	President and Chief Operating Officer
John F. Giblin	50	Chief Financial Officer
Donald Loverich, Jr.	55	Principal Accounting Officer and Treasurer/ Senior Vice President
Alice A. Schwartz	39	Chief Information Officer
Jeffrey D. Jeter	35	Chief Compliance Officer/ Senior Vice President

William F. Borne founded the Company in 1982 and has been Chief Executive Officer and a director since then.

Larry R. Graham was named President in August 2004. He became Chief Operating Officer in January 1999 and continues to serve in that capacity.

John F. Giblin was appointed Chief Financial Officer in October 2006. For more than five years before then, he was Executive Vice President and Chief Financial Officer of Crawford & Company, Inc., an international insurance services firm.

Donald Loverich, Jr. was appointed Principal Accounting Officer and Treasurer in September 2006. He joined the Company in October 2005 as Senior Vice President of Finance. For more than five years before then, he served as Principal Accounting Officer for US Unwired, Inc., a Sprint affiliate and provider of PCS mobile telephone service.

Alice A. Schwartz became Chief Information Officer in September 2004 and also served as a Senior Vice President of Clinical Operations from 2003 to 2004. She joined the Company in 1998 where she served in various leadership roles, including Administrator and Regional Director of Clinical Services.

Jeffrey D. Jeter joined the Company in April 2001 as Vice President of Compliance/Corporate Counsel. In March 2004, he was appointed Senior Vice President of Compliance. Prior to joining the Company he served as an Assistant Attorney General for the Louisiana Department of Justice from 1996 where he prosecuted health care fraud and nursing home abuse.

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer (principal executive officer), President and Chief Operating Officer, Chief Financial Officer (principal financial officer) and Principal Accounting Officer. This code of ethics, which is entitled Code of Ethical Business Conduct, is posted at our website, *www.amedisys.com*. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address, and location previously specified.

Our Board of Directors has determined that Jake L. Netterville, Chairman of the Audit Committee, meets the definition of "Audit Committee Financial Expert" within the meaning of that term as defined by the SEC, and that he is otherwise independent within the meaning of applicable rules of the NASDAQ Global Select Market.

ITEM 11. EXECUTIVE COMPENSATION

The section of our Proxy Statement entitled "Executive Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The section of our Proxy Statement entitled "Stock Ownership of Directors and Officers and Stock Ownership of Certain Beneficial Owners" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The section of our Proxy Statement entitled "Certain Transactions" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The section of our Proxy Statement entitled "Accounting Fees and Services" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

Listed in the Index to Consolidated Financial Statements provided in response to Item 8 hereof (see page F-1 for Index).

2. Financial Statement Schedules

Listed in the Index to Consolidated Financial Statements provided in response to Item 8 hereof (see page F-1 for Index). All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Management Contracts, Compensatory Plans and Arrangements

Management contracts, compensatory plans and arrangements are listed as Exhibits 10.3.1 through 10.11 included in Item 15(b) of this annual report.

(b) Exhibits

Exhibit Number	Description of Document
2.1	Stock Purchase Agreement dated as of June 30, 2005, by and among Amedisys Holding, L.L.C., Amedisys, Inc., HMR Acquisition, Inc. and the Stockholders and Option Holders set forth on the Stockholder Signature Page and Option Holder Signature Page attached thereto (previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed July 12, 2005)
2.2	Asset Purchase Agreement dated between Amedisys SC, L.L.C. and Winyah Health Care Group, LLC, Winyah Home Health Care-Midlands, Inc., Winyah Home Health Care of the Lowcountry, LLC, Winyah Home Health Care of the Grand Strand, LLC, and Winyah Home Health Care, Inc. (previously filed as Exhibit 2.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2005)
3.1	Composite Certificate of Incorporation (previously filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2002)
3.2	Composite By-Laws (previously filed as Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2004)
4.1	Common Stock Specimen (previously filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 1994)
4.2.1	Shareholder Rights Agreement (previously filed as Exhibit 4 to the Current Report on Form 8-K filed June 16, 2000, and as Exhibit 4 to the Registration Statement on Form 8-A12G filed June 16, 2000)
4.2.2	Amendment No. 1 to Shareholder Rights Agreement, dated as of July 26, 2006 (previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2006)
4.3	Form of Warrants issued by Amedisys, Inc. to Raymond James & Associates, Inc. (previously filed as Exhibit 10.3 to the Current Report on Form 8-K filed December 10, 2003)
4.4	Registration Rights Agreement dated as of April 23, 2002 between Amedisys, Inc. and the investors listed on Schedule I thereto (previously filed as Exhibit 4.4 to the Registration Statement on Form S-3 filed May 23, 2002)
4.5	Registration Rights Agreement dated as of December 1997 between the person whose name and address appears on the signature page thereto and Amedisys, Inc. (previously filed as Exhibit 10.5 to the Registration Statement on Form S-3 filed March 11, 1998)

Exhibit Number	Description of Document
4.6.1	Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of July 11, 2005 (previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q for the period ended June 30, 3005)
4.6.2	Amendment No. 1 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of August 31, 2005 (previously filed as Exhibit 4.6.2 to the Annual Report on Form 10-K for the year ended December 31, 2005)
4.6.3	Amendment No. 2 and Waiver to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of February 16, 2006 (previously filed as Exhibit 4.6.3 to the Annual Report on Form 10-K for the year ended December 31, 2005)
4.6.4	Amendment No. 3 to Credit Agreement with Wachovia Bank, National Association, as Administrative Agent, and General Electric Capital Corporation, as Syndication Agent, dated as of February 16, 2006 (previously filed as Exhibit 4.2 to the Quarterly Report on Form 10-Q for the period ended June 30, 2006)
10.1	Settlement Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2003)
10.2	Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Amedisys Specialized Medical Services and Amedisys, Inc. (previously filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2003)
10.3.1	Composite Amended and Restated Amedisys, Inc. 1998 Stock Option Plan, as amended (Encompassing Plan amendments dated June 10, 2004, and the full text of the 1998 Amedisys, Inc. Amended and Restated Stock Option Plan) (previously filed as Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.3.2	Amendments dated June 8, 2006 and June 22, 2006 to the Amended and Restated Amedisys, Inc. 1998 Stock Option Plan (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2006)
10.4	Composite Director's Stock Option Plan, as amended (Encompassing Plan amendments dated June 10, 2004, and the full text of the Directors Stock Option Plan) (previously filed as Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2005)
10.5	Employment Agreement between Amedisys, Inc. and William F. Borne (previously filed as Exhibit 10.8 to the Quarterly Report for the period ended March 31, 2005)
10.6.1	Employment Agreement between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.9 to the Annual Report on Form 10-K for the year ended December 31, 2000)
10.6.2	Amendment to Employment Agreement between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.10 to the Annual Report on Form 10-K for the year ended December 31, 2000)
10.6.3	Second Amendment to Employment Agreement between Amedisys, Inc. and Larry Graham (previously filed as Exhibit 10.9.3 to the Registration Statement on Form S-3 filed August 18, 2004)
10.7.1	Employment Agreement between Amedisys Inc. and Gregory H. Browne (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended June 30, 2002)
10.7.2	Amendment to Employment Agreement between Amedisys Inc. and Gregory H. Browne (previously filed as Exhibit 10.10.2 to the Registration Statement on Form S-3 filed August 18, 2004)
10.7.3	Supplemental Employment Agreement between Amedisys, Inc. and Gregory H. Browne (previously filed as Exhibit 10.7.3 to the Annual Report on Form 10-K for the year ended December 31, 2005)

Exhibit Number	Description of Document
10.7.4	Amended and Restated Supplemental Employment Agreement between Amedisys, Inc. and Gregory H. Browne (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed June 7, 2006)
10.8	Employment Agreement between Amedisys, Inc. and John Giblin (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed October 26, 2006)
10.9	Employment Agreement between Amedisys, Inc. and Donald Loverich, Jr. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K dated June 7, 2006)
10.10	Amended and Restated Employment Agreement between Amedisys, Inc. and Alice Ann Schwartz (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed October 26, 2006)
10.11	Employment Agreement between Amedisys, Inc. and Jeffrey Jeter (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed October 26, 2006)
10.12.1	Agreement to Purchase Real Estate between Amedisys, Inc. and Sherwood Investment Partners, LLC (previously filed as Exhibit 10.1.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2005)
10.12.2	Act of Cash Sale of Real Estate between Amedisys, Inc. and Sherwood Investment Partners, LLC (previously filed as Exhibit 10.1.2 to the Quarterly Report on Form 10-Q for the period ended March 31, 2005)
21.1	List of Subsidiaries (filed herewith)
23.1	Consent of KPMG LLP (filed herewith)
31.1	Certification under Rule 13a-14(a)/15d-14(a) of William F. Borne, Principal Executive Officer (filed herewith)
31.2	Certification under Rule 13a-14(a)/15d-14(a) of John F. Giblin, Principal Financial Officer (filed herewith)
32.1	Certification under 18 U.S.C §1350 of William F. Borne, Principal Executive Officer (filed herewith)
32.2	Certification under Section 18 U.S.C §1350 of John F. Giblin, Principal Financial Officer (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 16, 2007.

AMEDISYS, INC.

By: /s/ WILLIAM F. BORNE

William F. Borne,
Chief Executive Officer and
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ WILLIAM F. BORNE **William F. Borne**	Chief Executive Officer and Chairman of the Board	February 16, 2007
/s/ JOHN F. GIBLIN **John F. Giblin**	Chief Financial Officer and Principal Financial Officer	February 16, 2007
/s/ DONALD LOVERICH, JR. **Donald Loverich, Jr.**	Principal Accounting Officer and Treasurer	February 16, 2007
/s/ JAKE L. NETTERVILLE **Jake L. Netterville**	Director	February 16, 2007
/s/ DAVID R. PITTS **David R. Pitts**	Director	February 16, 2007
/s/ PETER F. RICCHIUTI **Peter F. Ricchiuti**	Director	February 16, 2007
/s/ RONALD A. LABORDE **Ronald A. Laborde**	Director	February 16, 2007
/s/ DONALD WASHBURN **Donald Washburn**	Director	February 16, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Amedisys, Inc.:

We have audited the accompanying consolidated balance sheets of Amedisys, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated income statements, statements of stockholders' equity, and statements of cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amedisys, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Amedisys, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Baton Rouge, Louisiana
February 19, 2007

AMEDISYS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	As of December 31, 2006	As of December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 84,221	$ 17,231
Restricted cash	4,797	—
Patient accounts receivable, net of allowance for doubtful accounts of $9,870 and $12,387 at December 31, 2006 and 2005, respectively	74,929	68,139
Prepaid expenses	4,133	2,693
Other current assets	11,125	4,277
Total current assets	179,205	92,340
Property and equipment, net	52,960	27,389
Goodwill	213,032	197,002
Intangible assets, net of accumulated amortization of $4,899 and $3,108 at December 31, 2006 and 2005, respectively	12,733	11,447
Other assets, net	5,826	11,819
Total assets	$463,756	$339,997
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,339	$ 29,922
Accrued expenses	46,587	41,948
Obligations due Medicare	6,139	10,551
Current portion of long-term obligations	3,223	10,144
Current portion of deferred income taxes	11,630	4,173
Total current liabilities	81,918	96,738
Long-term obligations, less current portion	2,114	43,063
Deferred income taxes	10,781	3,556
Other long-term obligations	4,936	4,041
Total liabilities	99,749	147,398
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value, 30,000,000 shares authorized; 25,902,210 and 15,881,691 issued and 25,798,723 and 15,877,524 shares outstanding at December 31, 2006 and 2005, respectively	26	16
Additional paid-in capital	279,553	146,684
Treasury stock at cost, 103,487 and 4,167 shares of common stock held at December 31, 2006 and 2005, respectively	(379)	(25)
Unearned compensation	—	(628)
Retained earnings	84,807	46,552
Total stockholders' equity	364,007	192,599
Total liabilities and stockholders' equity	$463,756	$339,997

The accompanying notes are an integral part of these consolidated financial statements.

AMEDISYS, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands, except per share data)

	For the Year Ended December 31,		
	2006	2005	2004
Net service revenue	$541,148	$381,558	$227,089
Cost of service, excluding depreciation and amortization	235,458	163,032	96,078
General and administrative expenses:			
Salaries and benefits	133,315	93,116	56,885
Non-cash compensation	2,560	369	31
Other	94,053	67,966	36,591
Depreciation and amortization	10,106	6,973	4,126
Operating expenses	475,492	331,456	193,711
Operating income	65,656	50,102	33,378
Other income (expense):			
Interest income	1,197	1,464	550
Interest expense	(4,907)	(2,932)	(510)
Miscellaneous, net	(49)	106	(59)
Total other (expense)	(3,759)	(1,362)	(19)
Income before income taxes	61,897	48,740	33,359
Income tax expense	(23,642)	(18,638)	(12,855)
Net income	$ 38,255	$ 30,102	$ 20,504
Net income per common share (1):			
Basic	$ 1.75	$ 1.45	$ 1.18
Diluted	$ 1.72	$ 1.41	$ 1.14
Weighted average shares outstanding (1):			
Basic	21,809	20,808	17,409
Diluted	22,289	21,293	18,057

(1) The share and net income per share information presented above for the years ended December 31, 2005 and 2004 have been adjusted to reflect the four-for-three stock split effected in the form of a 33 1/3% stock dividend for holders of record as of November 27, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

AMEDISYS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except common stock shares)

	Common Stock		Additional Paid-in	Treasury	Unearned	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	Stock	Compensation	(Deficit)	Equity
Balance, December 31, 2003	11,908,146	$ 12	$ 55,465	$ (25)	$ —	$ (4,053)	$ 51,399
Issuance of stock for employee stock purchase plan	54,219	—	823	—	—	—	823
Issuance of stock in connection with 401(k) plan	55,085	—	1,290	—	—	—	1,290
Exercise of stock options	390,828	—	1,843	—	—	—	1,843
Issuance of stock options as compensation	1,700	—	31	—	—	—	31
Tax benefit from stock option exercises	—	—	2,433	—	—	—	2,433
Issuance of stock in connection with public offering, net	2,610,000	3	67,422	—	—	—	67,425
Exercise of warrants	266,343	—	2,068	—	—	—	2,068
Issuance of options in conjunction with acquisitions	24,226	—	657	—	—	—	657
Net income	—	—	—	—	—	20,504	20,504
Balance, December 31, 2004	15,310,547	15	132,032	(25)	—	16,451	148,473
Issuance of stock for employee stock purchase plan	53,022	—	1,472	—	—	—	1,472
Issuance of stock in connection with 401(k) plan	100,135	1	3,370	—	—	—	3,371
Exercise of stock options	331,928	—	4,026	—	—	—	4,026
Issuance of stock options as compensation	384	—	13	—	—	—	13
Tax benefit from stock option exercises	—	—	3,308	—	—	—	3,308
Other offering costs	—	—	(21)	—	—	(1)	(22)
Issuance of options in conjunction with acquisitions	50,744	—	1,500	—	—	—	1,500
Issuance of non-vested stock	30,764	—	984	—	—	—	984
Unearned compensation	—	—	—	—	(628)	—	(628)
Net income	—	—	—	—	—	30,102	30,102
Balance, December 31, 2005	15,877,524	16	146,684	(25)	(628)	46,552	192,599
Issuance of stock for employee stock purchase plan	64,623	—	1,988	—	—	—	1,988
Issuance of stock in connection with 401(k) plan	181,594	—	6,955	—	—	—	6,955
Exercise of stock options	160,026	—	2,812	—	—	—	2,812
Issuance of non-vested stock	60,500	—	—	—	—	—	—
Stock option compensation	—	—	1,248	—	—	—	1,248
ESPP compensation expense	—	—	499	—	—	—	499
Tax benefit from stock option exercises	—	—	1,238	—	—	—	1,238
Reclassification of unearned compensation to additional paid-in capital	—	—	(628)	—	628	—	—
Non-vested stock compensation	—	—	813	—	—	—	813
Surrendered shares	—	—	—	(27)	—	—	(27)
Release of shares from escrow	—	—	—	(327)	—	—	(327)
Issuance of stock in connection with public offering, net	3,000,000	3	117,951	—	—	—	117,954
Four-for-three stock split	6,454,456	7	(7)	—	—	—	—
Net income	—	—	—	—	—	38,255	38,255
Balance, December 31, 2006	25,798,723	$ 26	$279,553	$(379)	$ —	$84,807	$364,007

The accompanying notes are an integral part of these consolidated financial statements.

AMEDISYS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the Year Ended December 31,		
	2006	2005	2004
Cash Flows from Operating Activities:			
Net income	$ 38,255	$ 30,102	$ 20,504
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,106	6,973	4,126
Provision for bad debts	11,390	5,093	3,055
Non-cash compensation expense	2,560	369	31
Loss on disposal of property and equipment	596	15	—
Deferred income taxes	16,499	7,425	6,996
Write-off of deferred debt issuance costs	1,297	—	—
Amortization of deferred debt issuance costs	452	818	—
Tax benefit from stock option exercises	—	3,308	2,433
Impairment of intangible assets	125	—	—
Release of shares from escrow	(327)	—	—
Write-off of medical supplies	—	1,063	—
Changes in assets and liabilities, net of impact of acquisitions:			
(Increase) in patient accounts receivable	(18,564)	(34,616)	(12,348)
(Increase) in other current assets	(7,803)	(2,012)	(1,134)
Decrease (increase) in other assets	692	(2,710)	(4,357)
(Decrease) increase in accounts payable	(16,531)	20,135	3,341
Increase in accrued expenses	6,685	7,603	7,084
Increase in other long-term obligations	892	3,217	—
(Decrease) in Medicare liabilities	(3,244)	(3,243)	(20)
Net cash provided by operating activities	43,080	43,540	29,711
Cash Flows from Investing Activities:			
Proceeds from the sale of property and equipment	85	209	102
Deposits into restricted cash	(4,797)	—	—
Acquisitions of businesses, net	(14,077)	(144,517)	(29,822)
Purchases of property and equipment	(29,271)	(20,393)	(5,231)
Proceeds from sales and maturities of short-term investments	—	32,000	—
Purchases of short-term investments	—	—	(32,000)
Net cash used in investing activities	(48,060)	(132,701)	(66,951)
Cash Flows from Financing Activities:			
Proceeds from equity offering	124,500	—	71,898
Proceeds from short-term revolving line of credit	10,000	20,000	—
Proceeds from issuance of stock upon exercise of stock options and warrants	2,812	4,026	3,911
Proceeds from issuance of stock to employee stock purchase plan	1,988	1,472	823
Tax benefit from stock option exercises	1,238	—	—
Issuance cost related to equity offering	(6,546)	—	(4,473)
Principal payments of short-term revolving line of credit	(10,000)	(20,000)	—
Principal payments of long-term obligations	(52,022)	(5,016)	(6,951)
Proceeds from issuance of long-term obligations, net of issuance cost	—	48,251	872
Other (decreases)	—	(20)	(390)
Net cash provided by financing activities	71,970	48,713	65,690
Net increase (decrease) in cash and cash equivalents	66,990	(40,448)	28,450
Cash and cash equivalents at beginning of year	17,231	57,679	29,229
Cash and cash equivalents at end of year	$ 84,221	$ 17,231	$ 57,679
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 3,990	$ 1,687	$ 353
Cash paid for 2005 payroll taxes under Hurricane Relief Act extended deadlines	18,773	—	—
Cash paid for income taxes, net of refunds received	10,027	7,101	2,730
Supplemental Disclosures of Non Cash Financing and Investing Activities:			
Stock issued for 401(k) Plan	$ 6,955	$ 3,371	$ 1,290
Notes payable issued for acquisitions	3,770	4,100	1,315
Stock issued for acquisitions	—	1,500	657

The accompanying notes are an integral part of these consolidated financial statements.

AMEDISYS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Amedisys, Inc., a Delaware corporation, is a multi-state provider of home health and hospice services with approximately 93% of its net service revenue derived from Medicare. At December 31, 2006, the Company operated 261 Medicare-certified home health agencies and 14 Medicare-certified hospice agencies in 19 states primarily located in the Southern and Southeastern United States. During 2006, the Company added 17 home health agencies through acquisition, initiated operations at 36 new home health agencies and closed 5 home health agencies. The Company also initiated operations at 2 hospice agencies and closed one hospice agency.

In the opinion of management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position at December 31, 2006 and 2005, the results of operations for the years ended December 31, 2006, 2005 and 2004 and cash flows for the years ended December 31, 2006, 2005 and 2004. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in these consolidated financial statements. Business combinations accounted for as purchases are included in the consolidated financial statements from the respective dates of acquisition.

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles ("GAAP"). In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. In addition, certain reclassifications have been made to prior year balances to conform to the current year presentation. As a result of the Company's rapid growth through acquisition, operating results may not be comparable for the periods that are presented.

Stock Split

On October 24, 2006, the Company's Board of Directors approved a four-for-three stock split of its common stock effected in the form of a 33 ⅓% stock dividend that was paid on December 4, 2006 to holders of record as of November 27, 2006. Each stockholder of record at the close of business on November 27, 2006, received one additional share for every three outstanding shares held. Any fractional shares resulting from the stock split were rounded up such that one whole share of common stock was delivered to any stockholder of record in lieu of a fractional share.

The Company retained the current par value of $0.001 per share for all shares of common stock. All references in the financial statements regarding share data and stockholders' equity have been adjusted to reflect the effect of the stock split for all periods presented, except those on the Company's consolidated balance sheets as of December 31, 2005 and the consolidated statements of stockholders' equity, where it is reflected in the current period. As of December 31, 2006, Stockholders' equity reflects the stock split by a reduction in Additional paid-in capital and an increase to Common stock.

Revenues

The Company earns revenues through its home health and hospice agencies by providing a variety of services in the homes of its patients. The Company is dependent on reimbursement from Medicare for a significant portion of its revenues. It derived approximately 93% of its net service revenue from the Medicare system and the remaining 7% from Medicaid, private insurance companies and private payors for each of the years ended December 31, 2006, 2005 and 2004.

Medicare Revenue Recognition

On October 1, 2000, Medicare began paying home health providers at fixed, predetermined rates for services and supplies bundled into 60-day episodes of home health care. An episode of home health care spans a 60-day period, starting with the first day a billable visit is furnished to a Medicare beneficiary and ending 60 days later. If a patient is still in treatment on the 60th day, a new episode begins on the 61st day regardless of whether a billable visit is rendered on that day and ends 60 days later. The first day of a consecutive episode, therefore, is not necessarily the new episode's first billable visit. A base episode payment is established by the Medicare Program through federal legislation for all episodes of care, as follows:

Period	Base episode payment (1)
October 1, 2003 through March 31, 2004	$2,231
April 1, 2004 through December 31, 2004	2,213
January 1, 2005 through December 31, 2006 (2)	2,264
January 1, 2007 through December 31, 2007	2,339

(1) The actual episode payment rates, as presented in the table, vary depending on the home health resource groups ("HHRGs") to which Medicare patients are assigned and the per episode payment is typically reduced or increased by such factors as the patient's clinical, functional, and services utilization characteristics.

(2) On November 9, 2006, CMS announced a 3.3% increase to Medicare home health rates for episodes ending on or after January 1, 2007 and before January 1, 2008. Episodes that began prior to December 31, 2006 but will not conclude until subsequent to December 31, 2006 will be reimbursed at the rate in effect for 2007.

Under the Prospective Payment System ("PPS") for Medicare reimbursement, net revenues are recorded based on a reimbursement rate that varies based on the severity of the patient's condition, service needs and other factors. Net revenues are recorded as services are rendered to patients over the 60-day episode period. At the end of each month, a portion of the Company's revenue is estimated for episodes in progress.

Medicare reimbursement, on an episodic basis, is subject to adjustment if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60-day episodic period. Revenue recognition under the Medicare reimbursement program is based on certain variables including, but not limited, to: (i) changes in the base episode payments established by the Medicare Program; (ii) adjustments to the base episode payments for partial episodes and for other factors, such as case mix, geographic wages, low utilization and intervening events; and, (iii) recoveries of overpayments. Adjustments to revenue result from differences between estimated and actual reimbursement amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk.

Revenue recognition for episodes in progress is estimated based upon historical trends. The Company continuously compares the estimated Medicare reimbursement amounts recorded to the actual Medicare reimbursement received. Historically, any difference between estimated amounts recorded and actual amounts received from Medicare has been immaterial. Management believes based on information available and its judgment that changes to one or more of the factors that impact the accounting estimate, which are reasonably likely to occur from period to period, will not materially impact either its reported financial results, its liquidity or its future financial results.

Deferred revenue of approximately $26.1 million and $26.9 million relating to the Medicare PPS program was included as a reduction to the Company's accounts receivable in the consolidated balance sheets as of December 31, 2006 and December 31, 2005, respectively, since only a nominal amount of deferred revenue represents cash collected in advance of providing services.

Hospice Revenue Recognition

Hospice services are generally billed to Medicare weekly for discharged patients and monthly for ongoing care. Each hospice provider is subject to payment caps for inpatient services, and the cap is based on inpatient days that cannot exceed 20% of all Medicare hospice days.

Overall Medicare reimbursement is also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of each hospice cap period. On a monthly and quarterly basis, management estimates the Company's potential cap exposure using information available for both inpatient day limits as well as per beneficiary cap amounts. The total cap amount for each provider is calculated by multiplying the number of beneficiaries electing hospice care during the period by a statutory amount that is indexed for inflation. The per beneficiary cap amount was $20,585 for the twelve month period ending October 31, 2006. In August 2006, CMS announced a 3.4% rate increase for the twelve-month period beginning November 1, 2006. Any amounts received in excess of the beneficiary cap must be refunded to Medicare within fifteen days.

The Company has settled all years through October 31, 2005 without exceeding any of the cap limits and management believes that, based upon its calculations and historical experience, the Company has not exceeded any of the cap limits and will have no amounts due the fiscal intermediary for the cap period ending October 31, 2006, which is expected to be settled in mid-2007.

Management believes that changes to one or more of the factors that impact the accounting estimate for hospice revenue, which are reasonably likely to occur from period to period, will not materially impact either the Company's reported financial results, its liquidity or its future financial results.

Medicaid Revenue Recognition

Medicaid, a program jointly funded by federal, state, and local governmental health care programs, is designed to pay for certain health care and medical services provided to low income individuals without regard to age. Revenue is recognized ratably over the period in which services are provided.

Private Insurance Companies and Private Payor Revenue Recognition

The Company has entered into agreements with third party payors that provide payments for services rendered at amounts different from established rates. Gross revenue is recorded on an accrual basis based upon the date of service at amounts equal to the Company's established rates or estimated reimbursement rates, as applicable. Allowances and contractual adjustments are recorded for the difference between the established rates and the amounts estimated to be payable by third parties and are deducted from gross revenue to determine net service revenue. Net service revenue is the estimated net amounts realizable from patients, third party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements. Revenue is recorded as services are rendered and is based upon discounts from established rates. The Company receives less than one percent of its net revenues from patients who are either self-insured or are obligated for an insurance co-payment.

Cash and Cash Equivalents

Cash equivalents include certificates of deposit and all highly liquid debt instruments with maturities of three months or less when purchased.

Restricted Cash

As of December 31, 2006, the Company maintained letters of credit totaling $4.8 million. As a result of the payment in full and termination of its senior credit facility and revolving loan agreement, the Company agreed to maintain on deposit a compensating balance, restricted as to use, equal to 102% of the outstanding face amount of the letters of credit. At December 31, 2006, the $4.8 million deposit was included in Restricted cash on the Company's consolidated balance sheet.

Collectibility of Accounts Receivable

In the year ended December 31, 2006, the Company's accounts receivable increased, net of the allowance for doubtful accounts, from $68.1 million at December 31, 2005 to $74.9 million, and days revenue outstanding decreased from 62.3 days at December 31, 2005 to 52.9 days. The improvement in days revenue outstanding was due primarily to the collection of $5.1 million in Medicare payments that had been delayed due to pending Changes of Ownership requirements related to acquired businesses and the write-off of approximately $13.8 million in uncollectible accounts that was fully reserved in the allowance for doubtful accounts. This was partially offset by collection efforts related to hospice reimbursement, which is now a larger portion of its outstanding accounts receivable and is generally subject to slower cash collections in comparison to the Company's home health agencies.

The following schedule details the accounts receivable by payor class, aged based upon initial date of service:

	Current	31-60	61-90	91-120	Over 120	Total
December 31, 2006 (1)						
Medicare	$ 4,155	$21,941	$15,708	$6,678	$13,377	$ 61,859
Medicaid	1,433	1,588	797	516	2,377	6,711
Private	1,884	2,451	2,280	1,513	8,101	16,229
Total	$ 7,472	$25,980	$18,785	$8,707	$23,855	84,799
Allowance for doubtful accounts						(9,870)
Net accounts receivable						$ 74,929
Days revenue outstanding (2)						52.9
December 31, 2005 (1)						
Medicare	$10,112	$17,894	$11,541	$5,581	$11,608	$ 56,736
Medicaid	1,528	1,467	1,468	746	2,433	7,642
Private	3,537	1,284	1,222	1,090	9,015	16,148
Total	$15,177	$20,645	$14,231	$7,417	$23,056	80,526
Allowance for doubtful accounts						(12,387)
Net accounts receivable						$ 68,139
Days revenue outstanding (2)						62.3

(1) Accounts receivable includes final unbilled amounts of $24.9 million and $15.0 million as of December 31, 2006 and December 31, 2005, respectively, that have been aged based upon initial service date.
(2) Due to the Company's significant acquisitions and its internal growth, the calculation for days revenue outstanding is derived by dividing the ending gross accounts receivable, net of contractual allowances, at December 31, 2006 and 2005 by the average daily net patient revenues for the three-month periods ended December 31, 2006 and 2005, respectively.

The process for estimating the ultimate realization of accounts receivable involves judgment, with the greatest subjectivity relating to non-Medicare accounts receivable. The collection process begins with a concerted effort to ensure that the billings are accurate.

Medicare

The Company derives approximately 93% of its net service revenue from Medicare. The pre-billing process includes an electronic Medicare claim review referred to as a scrubber to improve the quality of filed claims data in an effort to reduce the volume of collection effort on these accounts. A portion of the estimated Medicare prospective payment system reimbursement from each submitted home health episode is received in the form of a request for accelerated payment ("RAP"). The Company submits a RAP for 60% of the estimated reimbursement for the initial episode at the start of care. The full amount of the episode is billed after the episode has been completed ("final billed"). The RAP received for that particular episode is deducted from the final payment. If a final bill is not submitted within the greater of 120 days from the start of the episode, or 60 days from the date the RAP was paid, any RAPs received for that episode will be recouped by Medicare from any other claims in process for that particular provider. The RAP and final claim must then be re-submitted. For any subsequent episodes of care contiguous with the first episode for a particular patient, the Company submits a RAP for 50% instead of 60% of the estimated reimbursement. Final payments from Medicare may reflect one of five retroactive adjustments: (a) an outlier payment if the patient's care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider before completing the episode; (d) a change-in-condition adjustment if the patient's medical status changes significantly, resulting in the need for more or less care; or (e) a payment adjustment based upon the level of therapy services required in the population base. Management estimates the impact of these payment adjustments based on historical experience and records this estimate during the period that the services are rendered as a contractual adjustment to revenue. As such, management believes that the amount that is reflected in accounts receivable accurately represents the amount that management believes will be reimbursed by Medicare.

Non-Medicare

The Company derives approximately 7% of its net service revenue from non-Medicare providers. Non-Medicare accounts are billed based upon payor requirements and include multiple third party payors. Management routinely performs pre-billing reviews to improve the quality of filed claims and in 2006 purchased and is in the process of implementing new software to assist in improving the quality of electronically submitted claims. To provide for accounts receivable that could become uncollectible in the future, management establishes an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The review and evaluation of non-Medicare accounts includes a detailed review of outstanding balances and special consideration to concentrations of receivables from particular payors or groups of payors with similar characteristics that would subject the Company to any significant credit risk. Where such groups have been identified, management has given special consideration to both the billing methodology and evaluation of the ultimate collectibility of such accounts. In addition, the amount of the provision for bad debts is based upon management's assessment of historical and expected net collections, business and economic conditions, trends in reimbursement and an evaluation of collectibility based upon the date that the service was provided. Uncollectible accounts are written off when management has determined the account will not be collected. As of December 31, 2006, the provision for uncollectible accounts was $9.9 million. Based upon management's best judgment, it believes that this amount adequately provides for accounts that will not be collected.

Property and Equipment

Property and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Additions and improvements (including interest costs for construction of qualifying long-lived assets) are capitalized. Maintenance and repair expenses are charged to expense as incurred. The cost of property and equipment sold or otherwise disposed of and the related accumulated depreciation are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to Other income (expense).

Depreciation is generally provided over the following estimated useful service lives:

	Years
Buildings	39
Leasehold improvements	Lesser of life of lease or expected useful life
Equipment and furniture	3 to 7
Vehicles	5
Computer software	3

Depreciation expense, including amortization of assets related to capital leases for the years ended December 31, 2006, 2005 and 2004 was $8.3 million, $5.0 million and $3.0 million, respectively. In addition, the Company capitalized $0.5 million in interest costs related to the construction of its new corporate facility located in Baton Rouge, Louisiana during 2006.

Capital leases, primarily consisting of software, computer equipment, and phone systems, are included in property and equipment. Capital leases are recorded at the present value of the future rentals at lease inception and are amortized over the shorter of the applicable lease term or the useful life of the equipment.

Long-Lived Assets

The Company assesses the impairment of long-lived assets and goodwill in accordance with the provisions of Statement of Financial Accounting Standards Board ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), and SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 141"). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS No. 142 requires annual tests for impairment of goodwill and intangible assets that have indefinite useful lives and interim tests when an event has occurred that more likely than not has reduced the fair value of such assets.

Deferred Financing Costs

Deferred financing costs include costs incurred in connection with the issuance of the Company's long-term debt. These costs are amortized over the terms of the related debt. In the fourth quarter of 2006, the Company paid in full and terminated its senior credit facility and revolving credit agreement. In conjunction with this, the Company recorded a charge of $1.3 million of unamortized financing fees related to the initial borrowing. As a result, there was no accumulated amortization as of December 31, 2006 and the balance at December 31, 2005 was $0.8 million.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised), *Share-Based Payment* ("SFAS No. 123(R)") utilizing the modified prospective approach. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock option grants in accordance with Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees (the intrinsic value method)* ("APB No. 25"), and accordingly, recognized no compensation expense for stock option grants when the exercise price equaled the market value of common stock on the date of grant.

The following table illustrates the effect on operating results and per share information had the Company accounted for share based compensation in accordance with SFAS No. 123(R) for the periods indicated (Amounts in thousands, except per share data):

	For the Year Ended December 31,	
	2005	2004
Net income	$30,102	$20,504
As reported		
Add: Share based employee compensation expense included in reported net income, net of taxes	227	16
Deduct: Total share-based employee compensation determined under fair value based method for all awards, net of taxes	(4,544)	(1,899)
Pro forma	$25,785	$18,621
Basic net income per share (1):		
As reported	$ 1.45	$ 1.18
Add: Share based employee compensation expense included in reported net income, net of taxes	0.01	—
Deduct: Total share-based employee compensation determined under fair value based method for all awards, net of taxes	(0.22)	(0.11)
Pro forma	$ 1.24	$ 1.07
Diluted net income per share (1):		
As reported	$ 1.41	$ 1.14
Add: Share based employee compensation expense included in reported net income, net of taxes	0.01	—
Deduct: Total share-based employee compensation determined under fair value based method for all awards, net of taxes	(0.21)	(0.11)
Pro forma	$ 1.21	$ 1.03

(1) The per share information presented above has been adjusted to reflect the four-for-three stock split effected in the form of a 33 1/3% stock dividend for holders of record as of November 27, 2006.

Segments

The Company and its subsidiaries have been operated and are evaluated by management as a single operating segment in accordance with the provisions of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

Net Income Per Common Share

Earnings per common share, calculated on the treasury stock method, are based on the weighted average number of shares outstanding during the period. The following table sets forth shares used in the computation of basic and diluted net income per common share (Amounts in thousands):

	Year ended December 31,		
	2006	2005	2004
Weighted average number of shares outstanding—for basic net income per share (1)	21,809	20,808	17,409
Effect of dilutive securities:			
Stock options	426	444	516
Restricted stock	22	11	—
Warrants	32	30	132
Adjusted weighted average shares—for diluted net income per share	22,289	21,293	18,057

(1) The share information presented above for the years ended December 31, 2005 and 2004 has been adjusted to reflect the four-for-three stock split effected in the form of a 33 1/3% stock dividend for holders of record as of November 27, 2006.

The following table set forth shares that were anti-dilutive to the computation of diluted net income per common share (Amounts in thousands):

	Year ended December 31,		
	2006	2005	2004
Anti-dilutive securities	50	39	—

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2006, 2005 and 2004 were $3.9 million, $3.8 million, and $2.1 million, respectively.

New Accounting Pronouncements

In October 2006, the Financial Accounting Standard Board ("FASB") issued Staff Position No. FAS 123(R)-5, *Amendment of FASB Staff Position 123(R)-1* ("FSP 123(R)-5"). FSP 123(R)-5, which amends FSP 123(R)-1, addresses instruments originally issued as employee compensation and later modified solely to reflect an equity restructuring that occurs when the holders are no longer employees. In that situation, no change in the recognition or measurement (due to change in classification) of those instruments will result if (i) there is no increase in the fair value of the awards or an antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (ii) all holders of the same class of equity instruments are treated in the same manner. The guidance in FSP 123(R)-5 is to be applied in the first reporting period beginning after October 15, 2006 with early adoption allowed for periods for which financial statements have not been issued. The Company does not believe that the application of this guidance will have a material effect on the Company's consolidated financial statements.

In September 2006, the U.S. Securities and Exchange Commission ("SEC") adopted Staff Accounting Bulletin No. 108 ("SAB No. 108"), which expresses the SEC's staff views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants consider evaluating errors under both the "rollover" and "iron curtain" approaches to determine if such errors are material, thus requiring a restatement to prior period financial statements. SAB 108 is effective for fiscal years ending on or after November 15, 2006 and allowed the registrant to avoid restating prior period financial statements for such errors that are governed by SAB 108 if the registrant properly disclosed such errors in its financial statement during the period of adoption. The Company adopted this new standard as of December 31, 2006 and it did not have an impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the requirements of this new standard and has not concluded its analysis on the impact to the Company's consolidated financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). This Statement is effective for fiscal years beginning after December 15, 2006, and thus will be adopted by the Company during the first quarter of 2007. FIN 48 provides a two-step approach to recognize and measure tax benefits when the benefits' realization is uncertain. The first step is to determine whether the benefit is to be recognized; the second step is to determine the amount to be recognized. Income tax benefits should be recognized when, based on the technical merits of a tax position, the entity believes that if a dispute arose with the taxing authority and were taken to a court of last resort, it is more likely than not (i.e. a probability of greater than 50 percent) that the tax position would be sustained as filed. If a position is determined to be more likely-than not of being sustained, the reporting enterprise should recognize the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. The cumulative effect of applying the provisions of FIN 48 upon adoption will be reported as an adjustment to beginning retained earnings. Management has assessed the effect of the adoption of FIN 48 and has concluded that the effect of the adoption will not have a material impact on its consolidated financial statements.

2. ACQUISITIONS AND DISPOSITIONS

Acquisitions:

Each of the following acquisitions was completed in order to pursue the Company's strategy of achieving market presence in the Southern and Southeastern United States by expanding its service base and enhancing its position in certain geographic areas as a leading provider of home health services. The purchase price of each acquisition was determined based on the Company's analysis of comparable acquisitions and expected cash flows. Goodwill generated from the acquisitions was recognized given the expected contributions of each acquisition to the overall corporate strategy. For acquisitions with a purchase price in excess of $10.0 million, the Company employs an independent valuation firm to assist in the determination of the fair value of the acquired assets and liabilities. Each of the acquisitions completed was accounted for as a purchase and are included in the Company's financial statements from the respective acquisition date.

Summary of 2006 Acquisitions

On November 1, 2006, the Company acquired certain assets and certain liabilities of a home health agency in Arizona for a total cash purchase price of $2.0 million. In connection with the acquisition, the Company recorded substantially the entire purchase price as goodwill ($1.9 million) and other intangibles ($0.1 million).

On October 1, 2006, the Company acquired certain assets and certain liabilities of two home health agencies in Missouri for a total purchase price of $2.9 million ($1.6 million in cash and a promissory note of $1.3 million payable in quarterly installments over a three-year period) and one home health agency in Ohio for a total cash purchase price of $0.2 million. In connection with these acquisitions, the Company recorded substantially the entire purchase price as goodwill ($2.8 million) and other intangibles ($0.3 million).

On August 8, 2006, the Company acquired certain assets and certain liabilities of a home health agency in North Carolina for a total cash purchase price of $1.5 million. In connection with this acquisition, the Company recorded substantially the entire purchase price as goodwill ($1.3 million) and other intangibles ($0.2 million).

On June 1, 2006, the Company acquired certain assets and certain liabilities of three home health agencies in West Virginia for a total purchase price of $3.3 million ($2.6 million in cash and a promissory note of $0.7 million payable in four semi-annual installments with the final payment due January 1, 2008) which was recorded as goodwill ($2.6 million) and other intangible ($0.7 million).

On April 1, 2006, the Company acquired certain assets and certain liabilities of one home health agency in South Carolina for a total purchase price of $3.2 million ($2.7 million in cash and a promissory note of $0.5 million payable in quarterly installments over a one-year period). The Company recorded substantially the entire purchase price as goodwill ($2.8 million) and other intangibles ($0.4 million).

On February 1, 2006, the Company acquired the certificate of need ("CON") of a single home health agency in South Carolina for a total cash purchase price of $0.2 million. On January 5, 2006, the Company acquired certain assets of seven home health agencies in central Oklahoma for a total purchase price of $2.7 million that included $2.1 million in cash and a three-year promissory note of $0.6 million. On January 5, 2006, the Company also acquired certain assets of an Oklahoma-based therapy-staffing agency for a total purchase price of $2.5 million that included $1.75 million in cash and a three-year promissory note of $0.75 million. In connection with the acquisitions, the Company recorded substantially the total aggregated purchase price as goodwill ($4.8 million) and other intangibles ($0.2 million).

Summary of 2005 Acquisitions

In November 2005, the Company acquired certain assets and certain liabilities of a single home health agency in Lexington, North Carolina for $2.2 million in cash. In connection with the acquisition, the Company recorded substantially the entire purchase price as goodwill ($1.9 million) and other intangibles ($0.3 million).

In August 2005, the Company acquired certain assets and certain liabilities of SpectraCare Home Health Services, Inc. ("SpectraCare"), a home health provider with nine agencies in Ohio, Indiana and the CON states of Kentucky and Tennessee, for $13.0 million in cash. As a part of the purchase agreement, $2.0 million of the total purchase price was placed in escrow for a period up to two years. The Company is not aware of any items that have or would impact the escrowed funds. During the third quarter of 2006, the Company finalized its purchase price accounting for the acquisition, which resulted in recording the entire purchase price as goodwill ($13.2 million) and other intangibles ($0.3 million).

In August 2005, the Company acquired certain assets and certain liabilities of NCARE, Inc., a home health provider with two agencies in Newport News and Chesapeake Virginia, for $1.5 million in cash and the issuance of a $0.7 million note payable to the seller. The Company recorded substantially the entire purchase price as goodwill ($2.0 million) and other intangibles ($0.2 million).

In July 2005, the Company acquired the stock of HMR Acquisition, Inc., the parent holding company of Housecall Medical Resources, Inc. ("Housecall"), a privately-held provider of home care services with 57 home health agencies and nine hospice agencies in the states of Tennessee, Florida, Kentucky, Indiana and Virginia for a total purchase price of $106.8 million, of which $11.0 million was placed in escrow for a two-year period from the date of the acquisition. The acquisition was completed on July 11, 2005, and the Company incurred approximately $1.8 million in closing costs associated with the acquisition. The aggregate purchase price was allocated to the assets acquired and liabilities assumed based upon a preliminary estimate of their fair values as determined by a valuation performed by an independent national firm. The Company finalized its purchase price accounting for Housecall during the second quarter of 2006 based upon information provided in a final valuation as performed by an independent national firm, which the Company subsequentially adjusted during the fourth quarter of 2006 due to a change in income tax uncertainties existing as of the acquisition date. The results of the final valuation and the income tax adjustment are detailed in the table below. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets was allocated to goodwill. The Company believes that the acquisition provides a market presence complementary to existing geographic markets for its home health business as well as establishes a meaningful entry into the hospice business with an assembled work force, which is included as a component of goodwill. The following table summarizes the estimated fair values of the Housecall assets acquired and liabilities assumed in July 2005 (Amounts in thousands):

Accounts receivable, net	$ 13,752
Property and equipment	1,674
Goodwill	95,150
Intangible assets	5,600
Deferred taxes	12,440
Other assets	3,455
Current liabilities	(20,472)
Long-term obligations	(3,040)
	$108,559

In June 2005, the Company acquired certain assets and certain liabilities of two Tennessee-based home health agencies from Saint Thomas Health Services for $3.0 million in cash and the issuance of a $0.5 million note payable to the seller. The Company recorded substantially the entire purchase price as goodwill ($2.8 million) and other intangibles ($0.6 million).

In May 2005, the Company acquired certain assets and certain liabilities of a single home health agency in Collins, Mississippi from Covington County Hospital for $1.0 million in cash. The Company recorded substantially the entire purchase price as goodwill ($0.8 million) and other intangibles ($0.2 million).

In March 2005, the Company acquired certain assets and certain liabilities of a single home health agency from the North Arundel Hospital Association in Maryland for $3.0 million in cash and the issuance of a $0.9 million note payable to the seller. In connection with the acquisition, the Company recorded substantially the entire purchase price as goodwill ($3.5 million) and other intangibles ($0.4 million).

In February 2005, the Company acquired certain assets and certain liabilities of 10 home health agencies from several affiliated companies operating as Winyah Health Care Group in South Carolina for $13.0 million in cash, 67,659 shares of Amedisys restricted stock valued at $1.5 million, and the issuance of a $2.0 million note payable to the seller. In connection with the acquisition, the Company recorded substantially the entire purchase price as goodwill ($14.0 million) and other intangibles ($2.2 million).

3. GOODWILL, OTHER INTANGIBLE ASSETS AND OTHER ASSETS:

The following table summarizes the activity related to goodwill and other intangible assets for the years ended December 31, 2006, 2005 and 2004.

	Goodwill	Certificates of Need	Acquired Name of Business	Non-Compete Agreements (1)
Balances at December 31, 2003	$ 35,448	$ —	$ —	$ —
Additions	27,089	2,525	200	2,899
Amortization	—	—	—	(1,177)
Balances at December 31, 2004	62,537	2,525	200	1,722
Additions	134,465	4,625	1,111	3,195
Amortization	—	—	—	(1,931)
Balances at December 31, 2005	197,002	7,150	1,311	2,986
Additions	16,317	1,200	—	1,063
Adjustments related to acquisitions	(287)	(575)	1,989	(475)
Amortization	—	—	—	(1,791)
Impairment	—	(125)	—	—
Balances at December 31, 2006	$213,032	$7,650	$3,300	$ 1,783

(1) The weighted-average amortization period of non-compete agreements is 1.9 years.

The estimated aggregate amortization expense for each of the three succeeding years is as follows (Amounts in thousands):

2007	$ 1,010
2008	631
2009	142
	$ 1,783

The Company completed its annual impairment test during the fourth quarter of 2006 in accordance with SFAS No. 142. The Company engaged American Appraisal Associates, an independent national valuation firm, to assist with its annual testing. As a result of the annual impairment valuation as of October 31, 2006, the Company's management believes that the goodwill of the Company is not impaired. However, the Company believes that there was an impairment of one of its Certificates of Need in the amount of $0.1 million and recorded the charge in other expenses on the consolidated income statement. As of December 31, 2006, there were no indicators noted that would require the Company to re-evaluate its annual impairment test, which was completed as of October 31, 2006.

4. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Additional information regarding certain balance sheet accounts is presented below:

	December 31, 2006	December 31, 2005
	(Amounts in thousands)	
Property and equipment:		
Land	$ 2,507	$ 2,532
Building and leasehold improvements	21,157	568
Equipment and furniture	40,390	29,740
Computer software	10,413	8,843
Construction in progress	535	2,754
	75,002	44,437
Less: accumulated depreciation	(22,042)	(17,048)
	$ 52,960	$ 27,389
Other assets:		
Workers' compensation deposits	$ 3,155	$ 9,000
Health insurance deposits	811	—
Other miscellaneous deposits	769	828
Other	1,091	242
Deferred financing fees	—	1,749
	$ 5,826	$ 11,819
Accrued expenses:		
Payroll and payroll taxes	$ 27,346	$ 23,262
Self insurance	7,856	7,736
Legal and other settlements	1,234	1,517
Other	10,151	9,433
	$ 46,587	$ 41,948
Current portion of long-term obligations:		
Long-term debt	$ 2,901	$ 9,841
Capital leases	322	303
	$ 3,223	$ 10,144

5. LONG-TERM DEBT:

Long-term debt, including capital lease obligations, consisted of the following:

	December 31, 2006	December 31, 2005
	(Amounts in thousands)	
Promissory notes	$ 4,620	$ 5,127
Capital leases	717	580
Senior secured credit facility	—	47,500
	5,337	53,207
Less: current portion	(3,223)	(10,144)
Total	$ 2,114	$ 43,063

On July 11, 2005, the Company entered into a financing arrangement for a five year Senior Secured Credit Facility ("senior credit facility"). The senior credit facility was comprised of a Term Loan of $50.0 million, fully drawn at closing, and a Revolving Credit Facility ("revolver") of up to $25.0 million, of which $20.0 million was drawn at closing and subsequently repaid in 2005.

On November 22, 2006, the Company paid in full and terminated the term loan portion of its senior secured credit facility. The Company did not incur any penalties as a result of the termination. In conjunction with this event, management expensed $1.0 million in unamortized deferred financing fees.

On December 20, 2006, the Company terminated its revolver, and it incurred no penalties as a result of the termination. As of the date of termination, the Company had no borrowings against its revolver and $4.8 million in letters of credit outstanding that were primarily associated with its workers' compensation self-insurance. Upon termination of the credit facility, the Company entered into a separate agreement to retain its letters of credit. Under the terms of this arrangement, the Company is required to maintain on deposit a compensating balance, restricted as to use, an amount equal to 102% of the outstanding face amount of the letters of credit. In conjunction with this event, management expensed $0.3 million in unamortized deferred financing fees.

From time to time, the Company has elected to issue promissory notes in conjunction with an acquisition for a portion of the purchase price. The notes that were outstanding as of December 31, 2006 were generally issued for three-year periods, range in amounts between $0.1 million and $2.0 million and bear interest in a range of 6.00% to 9.25%. In certain instances, the notes are paid periodically and in other instances, at maturity. The Company issued $3.8 million in promissory notes during 2006 related to its acquisitions. As of December 31, 2006, the Company had $4.6 million in promissory notes outstanding.

The Company has acquired certain equipment under capital leases for which the related liabilities have been recorded at the present value of future minimum lease payments due under the leases.

Maturities of debt as of December 31, 2006 are as follows (Amounts in thousands):

	Promissory notes	Capital leases	Total
2007	$2,902	$364	$3,266
2008	1,265	185	1,450
2009	453	119	572
2010	—	95	95
2011	—	47	47
Total	4,620	810	5,430
Less amounts representing interest	—	(93)	(93)
Long-term obligations and present value of future lease payments	$4,620	$717	$5,337

6. INCOME TAXES:

The Company utilizes the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates in accordance with SFAS No. 109. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The total provision for income taxes consists of the following for the years ended December 31, 2006, 2005 and 2004 (Amounts in thousands):

	2006	2005	2004
Current income tax expense:			
Federal	$ 5,659	$ 9,032	$ 4,874
State and local	1,484	2,181	985
	7,143	11,213	5,859
Deferred income tax expense:			
Federal	15,216	5,977	6,443
State and local	1,283	1,448	553
	16,499	7,425	6,996
Income tax expense	$23,642	$18,638	$12,855

Net deferred tax liabilities consist of the following components as of December 31, 2006 and 2005 (Amounts in thousands):

	2006	2005
Current portion of deferred tax assets (liabilities):		
Net operating loss ("NOL") carry forward, expiring beginning in 2010	$ —	$ 1,441
Allowance for doubtful accounts	3,849	4,833
Accrued expenses	2,914	728
Prepaid expenses	—	(432)
Tax basis revenue adjustment	(18,428)	(11,879)
Other	35	1,136
Current portion of deferred tax assets (liabilities)	(11,630)	(4,173)
Noncurrent portion of deferred tax assets (liabilities):		
Amortization of intangible assets	(9,974)	(6,203)
Property and equipment	(8,222)	(2,646)
Losses of consolidated subsidiaries not consolidated for tax purposes, expiring beginning in 2010	132	144
Other	3,713	3,645
Capital loss carry forward	9,091	9,183
NOL carry forward, expiring beginning in 2010	9,360	26,394
Less: valuation allowance	(14,881)	(34,073)
Noncurrent portion of deferred tax assets (liabilities)	(10,781)	(3,556)
Net deferred tax liabilities	$(22,411)	$ (7,729)

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to net income before taxes.

The sources of the tax effects of the differences are as follows:

	2006	2005	2004
Income taxes computed on federal statutory rate	35.0%	35.0%	35.0%
State income taxes and other, net of federal benefit	4.1	4.8	2.5
Valuation allowance	0.5	(0.7)	—
Tax credit	(2.0)	(1.5)	—
Nondeductible expenses and other, net	0.6	0.6	1.0
Total	38.2%	38.2%	38.5%

On July 1, 2005, the Company acquired the stock of Housecall. The financial statements reflect the acquisition under the purchase method of accounting. The Company recorded an additional net deferred tax asset of approximately $0.3 million related to additional purchase accounting adjustments during 2006.

As of December 31, 2006, the Company had a federal net operating loss carry forward of $0.4 million and a capital loss carry forward of $23.3 million, both of which may be available to offset future taxable income. The use of the pre-2002 federal net operating losses acquired in the Housecall acquisition may be fully limited under Internal Revenue Code section 382. Thus, the Company has adjusted the net operating loss deferred tax asset and related valuation allowance against goodwill. The capital loss carry forward will expire in 2010.

The Company also has state net operating loss carry forwards of approximately $153 million.

Valuation allowances have been established against the deferred tax assets to the extent it has been determined realization of these deferred tax assets is not more likely than. Deferred tax assets related to the Housecall acquisition were established through purchase accounting. Any future changes in these determinations could result in either a decrease or increase in the provision for income taxes or goodwill to the extent the change in valuation allowance is attributable to a change in realizability of deferred tax assets existing and acquired under purchase accounting.

The valuation allowance decreased $19.2 million from the prior year, composed of an increase of $4.9 million related to the Housecall acquisition, which was accounted for through purchase accounting, the write-off of $22.4 million related to the pre-2002 Housecall federal net operating losses that are fully limited under Internal Revenue Code Section 382 and $1.7 million due to a change in estimate related to utilization of state net operating losses. The $1.7 million valuation allowance release due to a change in estimate related to utilization of state net operating loses consists of a $2.0 million decrease in the established reserve through the purchase accounting of Housecall, offset by a $0.3 million increase in the current year provision for income taxes.

The Company received a current year benefit of $1.1 million related to federal income tax credits of approximately $1.7 million as a result of Federal tax relief legislation enacted as a result of Hurricanes Katrina, Rita and Wilma. This amount has been reflected as a reduction to the estimated income tax expense in 2006.

7. CAPITAL STOCK:

The Company is authorized by its Articles of Incorporation to issue 30,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of preferred stock, $0.001 par value, of which 25,798,723 shares of common stock and no shares of preferred stock are issued and outstanding at December 31, 2006. The Board of Directors is authorized to fix the dividend rights and terms, conversion and voting rights, redemption rights and other privileges and restrictions applicable to the preferred stock.

On October 24, 2006, the Company's Board of Directors approved a four-for-three stock split of its common stock effected in the form of a 33 1/3% stock dividend that was paid on December 4, 2006 to holders of record as of November 27, 2006. Each stockholder of record at the close of business on November 27, 2006, received one additional share for every three outstanding shares held. Any fractional shares resulting from the stock split were rounded up such that one whole share of common stock was delivered to any stockholder of record in lieu of a fractional share. The Company retained the current par value of $0.001 per share for all shares of common stock. All references in this note regarding share data have been adjusted to reflect the effect of the stock split for all periods presented.

On October 4, 2006, the Company and the former owners of a group of home health agencies purchased by the Company, entered into a settlement agreement related to 163,809 shares of Company common stock that were placed in escrow in 1998 as a part of the original purchase price. As designated in the settlement agreement, 60,167 shares were released to the former owners; 6,666 shares were released to a third party in full settlement of a related lawsuit where both the former owners and the Company were named defendants; and 96,976 shares were released back to the Company. The Company recognized the 96,976 shares as Treasury stock and approximately $0.3 million as Other income in the fourth quarter of 2006 as a result of the settlement.

On November 22, 2006, the Company sold, through a public offering, 3.0 million shares of its common stock at a per common share price of $41.50 (before giving effect for the four-for-three stock split). The net proceeds from this offering were approximately $118.0 million, after deducting estimated underwriting discounts and offering expenses of approximately $6.5 million.

Stock Options, Warrants and Non-vested Stock

The Company's Statutory Stock Option Plan (the "Plan") provides stock options to key employees. The Plan is administered by the Compensation Committee that determines, within the provisions of the Plan, those eligible employees to whom, and the times at which, options shall be granted. Each option granted under the Plan is exercisable for one share of common stock, unless adjusted in accordance with the provisions of the Plan. Options may be granted for a number of shares not to exceed, in the aggregate, approximately 4.1 million shares of common stock at an option price per share of no less than the greater of (a) 100% of the fair value of a share of common stock on the date the option is granted or (b) the aggregate par value of the shares of common stock on the date the option is granted. If a stock option is granted to any owner of 10% or more of the total combined voting power of the Company and its subsidiaries, the option price is to be at least 110% of the fair value of a share of common stock on the date the option is granted. Each option vests ratably over an 18 month-to-three year period, with the exception of those issued under contractual arrangements that specify otherwise, and may be exercised during a period as determined by the Compensation Committee or as otherwise approved by the Compensation Committee, not to exceed ten years from the date such option is granted.

The Company's Directors' Stock Option Plan (the "Directors' Plan") provides stock options to directors. The Directors' Plan is administered by the Board of Directors in accordance with the provisions of the Directors' Plan. Each option granted under the Directors' Plan is exercisable for one share of common stock, unless adjusted in accordance with the provisions of the Directors' Plan. Options may be granted for a number of shares not to exceed, in the aggregate, 0.5 million shares of common stock. The option price is to be the fair value, which is the closing price of a share of common stock on the last preceding business day prior to the date as to which fair value is being determined, or on the next preceding business day on which such common stock is traded, if no shares of common stock were traded on such date. Each option vests ratably over an eighteen month-to-three year period and may be exercised during a period not to exceed ten years from the date such option is granted.

At December 31, 2006, the Company had 50,667 warrants outstanding with an exercise price of $10.80 per share. The warrants were issued in connection with a November 2003 private placement.

During 2006, the Company issued 80,667 shares of non-vested stock with vesting terms ranging from one to five years. All shares were outstanding as of December 31, 2006.

Employee Stock Purchase Plan ("ESPP")

The Company has a plan whereby eligible employees may purchase the Company's common stock at 85% of the market price at the time of purchase. There are approximately 1.3 million shares reserved for this plan and, as of December 31, 2006, there were 64,144 shares available for future issuance. The following is a detail of the purchases that were made under the plan:

Employee Stock Purchase Plan Period	Shares Issued	Price
2004 and Prior	1,105,256	$ 3.45
January 1, 2005 to March 31, 2005	15,477	19.28
April 1, 2005 to June 30, 2005	17,245	18.44
July 1, 2005 to September 30, 2005	15,928	24.04
October 1, 2005 to December 31, 2005	19,183	24.86
January 1, 2006 to March 31, 2006	24,341	22.15
April 1, 2006 to June 30, 2006	29,277	21.53
July 1, 2006 to September 30, 2006	20,687	25.29
October 1, 2006 to December 31, 2006	21,795	27.94
	1,269,189	

Share-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), using the modified prospective approach. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock option grants in accordance with APB No. 25 and, accordingly, recognized no compensation expense for stock option grants when the issuance price of the options was equal to or above the market value of the stock on the date of grant.

Under the modified prospective approach, SFAS No. 123(R) applies to new awards issued on or after January 1, 2006, as well as awards that were outstanding and unvested as of December 31, 2005, including those that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006, includes compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, in accordance with the original provisions of SFAS No. 123. Prior periods were not restated to reflect the impact of adopting the new standard. During the year ended December 31, 2006, the Company granted no stock option shares.

As a result of adopting SFAS No. 123(R), the Company's income before taxes, net income and basic and diluted earnings per share for the year ended December 31, 2006 were $2.6 million, $1.6 million, $.07 and $.07 lower, respectively, than if the Company had continued to account for share based compensation under APB No. 25 for its stock option grants. The Company also reclassified unearned share-based compensation to Additional paid-in capital in the accompanying consolidated balance sheet as of January 1, 2006 as a result of this standard.

The Company receives a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the price at which the stock is sold over the exercise price of the options. In addition, the Company receives an additional tax deduction when non-vested stock vests at a higher value than the value used to recognize compensation expense at the date of grant. Prior to adoption of SFAS No. 123(R), the Company reported all tax benefits resulting from the award of equity instruments as operating cash flows in its consolidated statements of cash flows. In accordance with SFAS No. 123(R), the Company is required to report excess tax benefits from the award of equity instruments as financing cash flows. Excess tax benefits will be recorded when a deduction reported for tax return purposes for an award of equity instruments exceeds the cumulative compensation cost for the instruments recognized for financial reporting purposes. For the year ended December 31, 2006, net cash proceeds from the exercise of stock options was $2.8 million for the year ended December 31, 2006, and the tax benefit that was reported as financing cash flows rather than operating cash flows, as required by SFAS No. 123(R), was $1.2 million.

Stock Options

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards with the following weighted-average assumptions for the indicated periods. There were no stock options granted during 2006.

	For the Year Ended December 31,	
	2005	2004
Risk-free interest rates	3.53-5.16%	3.53-5.16%
Expected life of options (in years)	5-10	5-10
Expected volatility	41.19-105.71%	42.88-105.71%
Dividend yield	—	—

The assumptions above are based on multiple factors, including historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post-vesting employment termination behaviors, expected future exercise patterns for these same homogeneous groups and the implied volatility of the Company's stock price.

At December 31, 2006, there was $1.0 million of unrecognized compensation cost related to share-based payments that is expected to be recognized over a weighted-average period of 1.8 years.

The following table represents stock option activity for the year ended December 31, 2006:

	Number of Shares	Weighted average exercise price	Weighted average contractual life
Outstanding options at beginning of period	1,397,700	$16.18	
Granted	—	—	
Exercised	(213,077)	13.19	
Canceled, forfeited or expired	(77,392)	23.30	
Outstanding options at end of period	1,107,231	$16.29	6.81
Outstanding exercisable at end of period	934,648	$15.24	6.60

Options available for future stock option grants to employees and directors under existing plans were 1,664,687 and 224,800, respectively, at December 31, 2006. The aggregate intrinsic value of options outstanding at December 31, 2006 was $18.4 million and the aggregate intrinsic value of options exercisable was $16.5 million. The intrinsic value of options exercised was $3.4 million for the year ended December 31, 2006. The weighted-average grant date fair value of options granted was $13.36 and $12.21 for the years ended December 31, 2005 and 2004, respectively. In addition, the intrinsic value of options exercised was $8.6 million and $7.4 million for the years ended December 31, 2005 and 2004, respectively.

The following table summarizes non-vested stock option activity for the year ended December 31, 2006:

	Number of shares	Weighted average grant date fair value
Non-vested stock options at beginning of period	433,576	$12.65
Granted	—	—
Vested	(193,655)	16.86
Forfeited	(67,338)	22.87
Non-vested stock options at end of period	172,583	$10.42

Non-vested Stock

From time to time, the Company issues shares of non-vested stock with vesting terms ranging from one to five years. The following table summarizes the compensation expense that was included in general and administrative expenses in the accompanying consolidated income statements related to these non-vested stock grants (Amounts in thousands):

	For the Year Ended December 31,		
	2006	2005	2004
Compensation expense	$813	$334	$22

The following table presents the shares that were granted and outstanding as of December 31, 2006:

	Number of shares	Weighted average grant date fair value
Non-vested stock at beginning of period	41,018	$23.99
Granted	80,667	28.95
Vested	(11,585)	26.48
Forfeited	—	—
Non-vested stock at end of period	110,100	$27.36

At December 31, 2006, there was $2.1 million of unrecognized compensation cost related to non-vested stock that is expected to be recognized over a weighted-average period of 3.8 years.

8. COMMITMENTS AND CONTINGENCIES:

Legal Proceedings

From time to time, the Company and its subsidiaries are defendants in lawsuits arising in the ordinary course of the Company's business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Alliance Home Health, Inc. ("Alliance"), a wholly owned subsidiary of the Company (which was acquired in 1998 and ceased operations in 1999), filed for Chapter 7 federal bankruptcy protection with the United States Bankruptcy Court in the Northern District of Oklahoma in September 2000. A trustee was appointed for Alliance in 2001. The accompanying consolidated financial statements continue to include the net liabilities of Alliance of $4.2 million until the contingencies associated with the liabilities are resolved.

Legislation

Federal and State Anti-Kickback Laws

As a provider under the Medicare and Medicaid systems, the Company is subject to the various anti-fraud and abuse laws, including the federal health care programs' anti-kickback statute and, where applicable, their state law counterparts. These laws prohibit any offer, payment, solicitation or receipt of any form of remuneration to induce or reward the referral of business reimbursable under a federal health care program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered by any federal health care programs or any health care plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits) and certain state health care programs that receive federal funds under various programs, such as Medicaid. A related law forbids the offer or transfer of any item or service for less than fair market value, or certain waivers of co-payment obligations, to a beneficiary of Medicare or a state health care program that is likely to influence the beneficiary's selection of health care providers. Violations of the anti-fraud and abuse laws can result in the imposition of substantial civil and criminal penalties and, potentially, exclusion from furnishing services under any federal health care programs. In addition, the states in which the Company operates generally have laws that prohibit certain direct or indirect payments or fee-splitting arrangements between health care providers where they are designed to obtain the referral of patients from a particular provider.

Stark Laws

Congress adopted legislation in 1989, known as the "Stark law," that generally prohibits a physician from ordering clinical laboratory services for a Medicare beneficiary where the entity providing that service has a financial relationship (including direct or indirect ownership or compensation relationships) with the physician (or a member of his/her immediate family), and prohibits such entity from billing for or receiving reimbursement for such services, unless a specified exception is available. Additional legislation, known as "Stark II," became effective January 1, 1993. That legislation extends the Stark law prohibitions to services under state Medicaid programs and beyond clinical laboratory services to all "designated health services," including, but not limited to, home health services, durable medical equipment and supplies, parenteral and enteral nutrients, equipment and supplies. Violations of the Stark laws may also trigger civil monetary penalties and program exclusion. Pursuant to Stark II, physicians who are compensated by the Company will be prohibited from seeking reimbursement for designated health services rendered to such patients unless an exception applies. One such exception management uses is a safe harbor that allows the Company to contract with certain physicians at fair market value to provide consulting work to its agencies. Another such exception that management makes use of is a safe harbor allowing the Company to lease office space from certain physicians at fair market value for legitimate and commercially reasonable business purposes. Several of the states in which the Company conducts business have also enacted statutes similar in scope and purpose to the federal fraud and abuse laws and the Stark laws.

HIPAA

The Health Insurance Portability and Accountability Act ("HIPAA") was enacted August 21, 1996 to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA provisions relating to security and privacy beginning April 14, 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Regulations issued pursuant to HIPAA impose ongoing obligations relative to training, monitoring and enforcement and management has implemented processes and procedures to ensure continued compliance with these regulations.

Pursuant to the provisions of HIPAA, covered health care providers are required to be compliant with the regulation's electronic Health Care Transactions and Code Sets Requirements. In conformity with these federal regulations, the Company is now capable of transmitting data in the new standard format.

Operating Leases

The Company and its subsidiaries have leased office space at various locations under non-cancelable agreements that expire between 2007 and 2011, and require various minimum annual rentals. The Company's typical operating leases are for lease terms of three to five years and may include, in addition to base rental amounts, certain landlord pass-thru costs for the Company's pro-rata share of the lessor's real estate taxes, utilities and common area maintenance costs. Some of the Company's operating leases contain escalation clauses, in which annual minimum base rentals increase over the term of the lease.

Total minimum rental commitments at December 31, 2006 are as follows (Amounts in thousands):

Year ended December 31,	
2007	$11,796
2008	9,238
2009	7,128
2010	4,285
2011	1,504
Total	$33,951

Rent expense for non-cancelable operating leases was $14.7 million, $11.6 million, and $5.0 million, for the years ended December 31, 2006, 2005, and 2004, respectively.

Guarantees

As of December 31, 2006, the Company had issued guarantees totaling $3.2 million related to office leases of subsidiaries.

Insurance

The Company is obligated for certain costs under various insurance programs, including employee health, workers' compensation and professional liability, and while it maintains various insurance programs to cover these risks, the Company is self-insured for a substantial portion of its potential claims. Management recognizes the Company's obligations associated with these costs in the period in which a claim is incurred, including with respect to both reported claims and claims incurred but not reported, up to specified deductible limits. These costs have generally been estimated based on independent actuarial analysis and historical data of the Company's claims experience. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis.

The Company is self-insured for employee health claims up to contractual policy limits. Claims in excess of $150,000 are insured by a third party insurance carrier. As of both December 31, 2006 and 2005, the Company's accrual for both outstanding and incurred but not reported claims was $2.5 million based upon independent actuarial estimates. As of December 31, 2006 these obligations were partially collateralized by deposits of $0.8 million.

The Company is self-insured for workers' compensation claims up to $250,000. Claims in excess of $250,000 are insured by a third party insurance carrier. The Company has elected to either fund its carrier with a letter of credit or a deposit for the purpose of guaranteeing the payment of claims. Deposits may be depleting or non-depleting. A depleting deposit allows the carrier to draw upon the funds in order to pay the claims. Where a non-depleting deposit has been provided, the carrier invoices the Company each month for reimbursement of claims that it has paid. As of December 31, 2006 and 2005, the Company's accrual for both outstanding and incurred but not reported claims, as determined by an independent actuarial estimate, was $8.7 million and $8.4 million, respectively, of which $3.4 million and $3.2 million, respectively, is included in Other long-term obligations on the Company's consolidated balance sheet. As of December 31, 2006 and 2005, the Company's obligations were partially collateralized by deposits with the carriers net of claims already paid of $3.2 million and $9.0 million, respectively and outstanding letters of credit totaled $4.8 million and $0.1 million, respectively.

The Company maintains insurance coverage with per case deductible limits of $100,000 with respect to professional liability. As of December 31, 2006 and 2005 the accrual for both outstanding claims and incurred but not reported claims was $1.2 million and $1.5 million, respectively, based upon actual claims outstanding and actuarial estimates.

In the case of potential liability with respect to employment and other matters where litigation may be involved, or where no insurance coverage is available, the Company's policy is to use advice from both internal and external counsel as to the likelihood and amount of any potential cost. Such estimates, and the resulting reserves, are reviewed and updated on a quarterly basis. The Company maintained reserves of $0.1 million and $0.8 million for all such claims as of December 31, 2006 and 2005, respectively.

The estimate for claims incurred under certain employee-related liabilities has been discounted at the prevailing risk-free rate for government issues of an appropriate duration as of December 31, 2006. All other self-insured liabilities are undiscounted. The Company maintains directors' and officers' insurance with an aggregate annual limit of $15.0 million.

Employment Contracts

The Company has commitments related to employment contracts with a number of its senior executives. Such contracts generally commit the Company to pay bonuses upon the attainment of certain operating goals and severance benefits under certain circumstances.

Other

The Company is subject to various other types of claims and disputes arising in the ordinary course of its business. While the resolution of such issues is not presently determinable, management believes that the ultimate resolution of such matters will not have a significant effect on the Company's financial position, results of operations, or cash flows.

9. 401(k) BENEFIT PLAN:

The Company maintains a plan qualified under Section 401(k) of the Internal Revenue Code for all employees who have reached 21 years of age, effective the first month after hire date. Under the plan, eligible employees may elect to defer a portion of their compensation, subject to Internal Revenue Service limits. The Company may make matching contributions equal to a discretionary percentage of the employee's salary deductions. Such contributions are made in the form of common stock of the Company, valued based upon the fair value of the stock as of the end of each calendar quarter end. The Company contributed approximately $7.0 million, $3.4 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company's accounting policy has been to recognize a benefit cost reduction upon completion of its 401(k) plan annual audit. This benefit cost reduction is related to forfeitures from the previous calendar year, for unvested employer matching contributions where former employees are no longer participating in the Company's 401(k) plan. However, management determined that it could rely on the interim reporting of the 401(k) plan administrator as of December 31, 2006, thus management elected to change its accounting policy to recognize the forfeitures in each interim period in which they occur.

10. AMOUNTS DUE TO AND DUE FROM MEDICARE:

Prior to the implementation of the Prospective Payment System ("PPS") on October 1, 2000, the Company recorded Medicare revenue at the lower of actual costs, the per visit cost limit or a per beneficiary cost limit on an individual provider basis. Under this previous Medicare cost-based reimbursement system, ultimate reimbursement under the Medicare program was determined upon review of annual cost reports by the fiscal intermediary as appointed by the Centers for Medicare and Medicaid Services ("CMS").

As of December 31, 2006, the Company estimates an aggregate payable to Medicare of $6.1 million, all of which is reflected as a current liability in the accompanying consolidated balance sheet. The Company does not expect to fully liquidate in cash the entire $6.1 million due Medicare in 2006 but may be obligated to do so if mandated by Medicare. The $6.1 million payable to Medicare is comprised of $5.1 million of cost report reserves and $1.0 million of PPS related reserves as more fully described below.

Cost Report Reserves

The fiscal intermediary, acting on behalf of Medicare, has finalized its audits with respect to 1999 and 2000 for Housecall, which the Company acquired on July 1, 2005. The Company agreed to pay approximately $3.3 million in full settlement of cost reports related to these years, of which $3.2 million had been paid as of December 31, 2006, with the remainder expected to be paid in the near future. The Company had originally estimated its liability at $4.5 million and reduced reserves in excess of the actual settlement by approximately $1.2 million as an adjustment to Goodwill. The reduction had no impact on the Company's net income, earnings per share or cash flow for the year ended December 31, 2006.

A balance of approximately $5.1 million as of December 31, 2006, is reserved for open cost reports through October 2000 that have not been settled. At the time when these audits are completed and final assessments are issued, the Company may apply to Medicare for repayment over a thirty-six month period, although there is no assurance that such applications will be agreed to, if sought. These amounts relate to the Medicare payment system in effect until October 2000, under which Medicare provided periodic interim payments to the Company, subject to audit of cost reports submitted by the Company and repayment of any overpayments by Medicare to the Company.

Included in cost report reserves is a $3.1 million Medicare settlement obligation of a wholly owned subsidiary of the Company that is currently in bankruptcy, and it is not clear whether the Company will have any responsibility for that amount if the debt of the subsidiary is discharged in bankruptcy.

The following table summarizes the cost report activity included in the amounts due to/from Medicare related to Cost Reports (Amounts in thousands):

	Cost report reserves
Amounts recorded at December 31, 2003	$ 6,843
Settlements received	29
Amounts recorded at December 31, 2004	6,872
Cash payments made in settlement of Medicare claims	(733)
Assumed estimated liabilities of acquired companies	4,468
Change in estimated amounts owed to Medicare included in net service revenue	(1,100)
Amounts recorded at December 31, 2005	9,507
Cash payments made in settlement of Medicare claims	(3,238)
Change in estimated liabilities of acquired companies (recorded to Goodwill)	(1,169)
Change in estimated amounts owed to Medicare included in net service revenue	(5)
Amounts recorded at December 31, 2006	$ 5,095

Medicare PPS Reserves

The remaining balance of approximately $1.0 million as of December 31, 2006, which is unchanged from December 31, 2005, is related to a notification from CMS that it intended to make certain recoveries of amounts overpaid to providers for the periods dating from the inception of PPS on October 1, 2000 through particular dates in 2003 and 2004. CMS advised the industry that it would seek recovery of overpayments that were made for patients who had, within 14 days of admission, been discharged from inpatient facilities, including hospitals, rehabilitation centers and skilled nursing units. The Company continues to evaluate this liability and has estimated a reserve of approximately $1.0 million as of December 31, 2006. These reserves are included in the current portion of Medicare liabilities.

The following table summarizes the PPS activity included in the amounts due to/from Medicare (Amounts in thousands):

Amounts recorded at December 31, 2004	$ 2,453
Cash payments made to Medicare	(535)
Net reduction in reserves	(874)
Amounts recorded at December 31, 2005	1,044
Cash payments made to Medicare	—
Net reduction in reserves	—
Amounts recorded at December 31, 2006	$ 1,044

11. VALUATION AND QUALIFYING ACCOUNTS:

The following table summarizes the activity and ending balances in the allowance for doubtful accounts (Amounts in thousands):

Year ended December 31,	Balance at beginning of Year	Acquired through acquisition	Costs and expenses	Deductions	Balance at end of Year
2006	$12,387	$ 82	$11,390	$(13,989)	$ 9,870
2005	3,751	4,220	5,093	(677)	12,387
2004	3,008	—	3,055	(2,312)	3,751

12. UNAUDITED SUMMARIZED QUARTERLY FINANCIAL INFORMATION:

The following is a summary of the unaudited quarterly results of operations. See accompanying accountants' review report on unaudited information included in this filing (Amounts in thousands, except per share data):

	Revenue	Net income	Net income per share (1) (2) Basic	Net income per share (1) (2) Diluted
2006:				
1st Quarter	$127,187	$ 7,284	$0.34	$0.34
2nd Quarter	132,910	9,053	0.43	0.42
3rd Quarter	137,041	10,559	0.49	0.48
4th Quarter	144,010	11,359	0.49	0.48
	$541,148	$38,255	1.75	1.72
2005:				
1st Quarter	$ 70,437	$ 7,110	$0.35	$0.34
2nd Quarter	80,061	7,930	0.38	0.38
3rd Quarter	112,166	7,760	0.37	0.36
4th Quarter	118,894	7,302	0.35	0.34
	$381,558	$30,102	1.45	1.41

(1) The per share information presented above for the first three quarters of 2006 and all periods for the year ended December 31, 2005 have been adjusted to reflect the four-for-three stock split effected in the form of a 33 ⅓% stock dividend for holders of record as of November 27, 2006.

(2) Because of the method used in calculating per share data, the quarterly per share data may not necessarily total to the per share data as computed for the entire year.

13. SUBSEQUENT EVENTS:

On January 29, 2007, a federal judge from the United States Bankruptcy Court in the Northern District of Oklahoma ("bankruptcy court") overseeing the 1998 Chapter 7 federal bankruptcy protection proceedings for Alliance Home Health, Inc. issued an order approving a proposed distribution of funds to creditors. The case is still subject to the issuance of a final closing order, at which time the Company will be informed of its final obligation, if any. Until such time as the final closing order is issued, the Company will continue to consolidate the Alliance contingencies that net to a $4.2 million dollar liability.

Exhibit 31.1

CERTIFICATION

I, William F. Borne, certify that:

1. I have reviewed this annual report on Form 10-K of Amedisys, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2007

/s/ WILLIAM F. BORNE

William F. Borne
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, John F. Giblin, certify that:

1. I have reviewed this annual report on Form 10-K of Amedisys, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2007

/s/ JOHN F. GIBLIN

John F. Giblin
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Amedisys, Inc. (the "Company") on Form 10-K for the year ending December 31, 2006 (the "Report"), I, William F. Borne, Chief Executive Officer of the Company, certify that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ WILLIAM F. BORNE

William F. Borne
Chief Executive Officer
February 16, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Amedisys, Inc. (the "Company") on Form 10-K for the year ending December 31, 2006 (the "Report"), I, John F. Giblin, Chief Financial Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ JOHN F. GIBLIN

John F. Giblin
Chief Financial Officer
February 16, 2007

PERFORMANCE GRAPH

The Performance Graph set forth below compares the cumulative total stockholder return on Amedisys, Inc.'s (the "Company's") common stock, $0.001 par value per share (the "Common Stock") for the five-year period ended December 31, 2006, with the cumulative total return on the NASDAQ composite index and a peer-group index over the same period (assuming the investment of $100 in the Common Stock, the NASDAQ composite index and the peer group) on December 31, 2001 and the reinvestment of dividends. The peer group selected by the Company is comprised of: National Home Health Care Corp. ("NHHC"), American HomePatient, Inc. ("AHOM"), Gentiva Health, Inc. ("GTIV") and Pediatric Services of America, Inc. ("PSAI") The cumulative total stockholder return on the following graph is not necessarily indicative of future stockholder return. No cash dividends have been declared on the Common Stock.



Cumulative Total Returns as of December 31
$700
$600
$500
$400
$300
$200
$100
$0
31-Dec-01
31-Dec-02
31-Dec-03
31-Dec-04
31-Dec-05
31-Dec-06
Amedisys
Peer Group
NASDAQ Composite

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
Amedisys	$100.00	$86.29	$216.57	$462.71	$603.43	$626.10
Peer Group	$100.00	$89.57	$150.90	$264.76	$241.50	$202.73
NASDAQ Composite	$100.00	$68.80	$103.64	$113.07	$115.43	$127.36

oard of Directors

Villiam F. Borne
hairman of the Board
nd Chief Executive Officer
medisys, Inc.

onald A. LaBorde
onsultant
rivate Investments

ake L. Netterville
hairman of the Board
ostlethwaite & Netterville,
A Professional Accounting Corporation

David R. Pitts
hairman and Chief Executive Officer
Pitts Management Associates, Inc.

Peter F. Ricchiuti
Assistant Dean and Director of Research of
BURKENROAD REPORTS
Tulane University's A.B. Freeman
School of Business

Donald Washburn
Private Investments

Executive Officers

William F. Borne
Chief Executive Officer

Larry R. Graham
President and Chief Operating Officer

Dale E. Redman
Interim Chief Financial Officer

Jeffrey D. Jeter
Chief Compliance Officer
and Corporate Counsel

Alice Ann Schwartz
Chief Information Officer
SVP of Clinical Operations

Performance Graph

A Performance Graph comparing the cumulative total stockholder return on our Common Stock for the five-year period ended December 31, 2006, with the cumulative total return on the NASDAQ composite index and peer-group index over the same period follows the copy of the Annual Report on Form 10-K included with these materials.

Independent Accountants

KPMG LLP
Baton Rouge, Louisiana

Annual Meeting

The Annual Meeting of Stockholders will take place on June 7, 2007, at 4 p.m. (CDT) at the Company's Corporate Headquarters, 5959 South Sherwood Forest Blvd., Baton Rouge, Louisiana.

Stock Listing

The Company's common stock is listed on the Nasdaq Global Select Market under the symbol "AMED."

Transfer Agent and Registrar

American Stock Transfer
40 Wall Street, 46th Floor
New York, New York 10005
718.921.8293

Form 10-K Exhibits

A copy of all exhibits to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available on the Internet at www.amedisys.com or by contacting:

Amedisys, Inc. Investor Relations Dept.
5959 S. Sherwood Forest Blvd.
Baton Rouge, Louisiana 70816
investor@amedisys.com

Amedisys Top Employees of the Year

Home Health Aide of the Year:
Olivia Dixon
Elizabeth Harness
Judy Vines

Christen Award:
Natalie Bailey

Caregiver of the Year:
Vicki Sells

Overall Spirit Award:
Mandy Jordan

Hospice Volunteer of the Year:
Mildred Gass

Joffrion Award:
Donna Massie
Francis Mayer
Leigh Ann Witcher

Amedisys on the Internet

You may access quarterly and annual financial information and obtain additional information about Amedisys by visiting the Company's website at www.amedisys.com.

Forward-Looking Statements

Investors are cautioned that certain statements contained in this document, as well as some statements by the Company in periodic press releases and some oral statements of Company officials during presentations about the Company, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings, or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors, and the industry in which the Company does business, among other things. These statements are not guaranties of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements, include, but are not limited to, changes in Medicare/Medicaid payment amounts for covered services, changes in services covered by Medicare/Medicaid, changes in Federal income tax laws, and changes in general economic and market factors that affect the prices of securities or the industry in which Amedisys and its affiliates do business.

Service Is Our Passion!

Congratulations to the 2006 Amedisys Special Award Winners


Mandy Jordan


Francis Meyer


Elizabeth Harness


Donna Massie


Leigh Ann Witcher


Mildred Grass


Olivia Dixon


Natalie Bailey


Judy Vines


Vicki Sells

Throughout Amedisys, we know there are many who go about their jobs and daily lives serving their patients and society in a manner that embodies Amedisys' motto: Service is our passion. As a result, the company's leadership created several award programs to recognize those who exemplify the essence of passionate service in their professional and personal lives.

At Amedisys, compassion and dedication are two of the strongest qualities we look for in our employees. These qualities shine through—not only our Special Award Winners—but the thousands of other employees who make a difference in the lives of our patients each and every day.

If you are passionate about a career with the nation's premier home health care and hospice company, visit www.amedisys.com today.

Amedisys
Home Health Services

www.amedisys.com